
Annual Report
HELPING CUSTOMERS FIND THEIR WAY SINCE 1923
OLD POINT FINANCIAL CORPORATION
2008

Select


Total Assets
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2004
2005
2006
2007
2008


Total Loans
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2004
2005
2006
2007
2008


Total Deposits
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2004
2005
2006
2007
2008

(Amounts in above charts shown in thousands)

Mission Statement



we will serve the financial needs of our customers

we will provide dependable products, fairly priced

we will be full partners in the growth and development of our community

we will value and reward our employees' contributions

we will return a fair profit to our shareholders

excellent service is
the hallmark of our business

Financial Highlights

OLD POINT FINANCIAL CORPORATION

Years Ended December 31,	2008	2007	2006	2005	2004
(in thousands except per share data)					
RESULTS OF OPERATIONS					
Interest income	$46,501	$49,021	$44,885	$36,487	$33,639
Interest expense	19,006	23,349	20,276	12,321	9,248
Net interest income	27,495	25,672	24,609	24,166	24,391
Provision for loan losses	2,400	1,000	1,200	1,050	850
Net interest income after provision for loan losses	25,095	24,672	23,409	23,116	23,541
Net gains (losses) on available-for-sale securities	(47)	3	9	10	215
Noninterest income	12,769	12,483	11,397	10,355	9,205
Noninterest expenses	28,376	26,023	25,181	23,585	21,172
Income before income taxes	9,441	11,135	9,634	9,896	11,789
Income tax expense	2,651	3,166	2,610	2,628	3,209
Net income	6,790	$7,969	$7,024	$7,268	$8,580
FINANCIAL CONDITION					
Total assets	$834,965	$822,557	$847,521	$739,993	$686,275
Total deposits	646,524	596,165	588,414	536,744	512,160
Total loans	637,452	597,144	583,593	494,697	433,253
Stockholders' equity	82,898	79,707	74,665	71,056	69,139
Average assets	832,533	824,727	794,367	706,076	669,869
Average equity	82,195	77,479	72,540	70,472	66,456
PERTINENT RATIOS					
Return on average assets	0.82%	0.97%	0.88%	1.03%	1.28%
Return on average equity	8.26%	10.29%	9.68%	10.31%	12.91%
Dividends paid as a percent of net income	47.66%	37.78%	39.76%	36.47%	28.92%
Average equity as a percent of average assets	9.87%	9.39%	9.13%	9.98%	9.92%
PER SHARE DATA ***					
Basic earnings per share	$1.39	$1.61	$1.41	$1.45	$1.72
Diluted earnings per share	1.38	1.59	1.39	1.42	1.68
Cash dividends declared	0.66	0.61	0.56	0.53	0.50
Book value	16.90	16.24	14.96	14.16	13.78
GROWTH RATES					
Year-end assets	1.51%	-2.95%	14.53%	7.83%	6.25%
Year-end deposits	8.45%	1.32%	9.63%	4.80%	4.43%
Year-end loans	6.75%	2.32%	17.97%	14.18%	6.95%
Year-end equity	4.00%	6.75%	5.08%	2.77%	9.23%
Average assets	0.95%	3.82%	12.50%	5.41%	11.51%
Average equity	6.09%	6.81%	2.93%	6.04%	8.79%
Net income	-14.79%	13.45%	-3.36%	-15.29%	9.65%
Cash dividends declared	8.20%	8.93%	6.06%	6.45%	14.81%
Book value	4.06%	8.56%	5.65%	2.73%	8.23%

*** Per share data has been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

CORPORATE PROFILE

Old Point Financial Corporation is the parent company of The Old Point National Bank of Phoebus, serving the community of Hampton Roads with twenty branches and sixty ATMs, and Old Point Trust & Financial Services, N.A., Hampton Roads' foremost wealth management services provider. Founded in 1923, Old Point Financial Corporation is dedicated to providing excellent customer service to consumers and small businesses through a complete range of financial products.


We are proud of our founding traditions of meeting the needs of our community and of our prudent lending practices.

the St

Despite a year which saw unprecedented turmoil in the financial markets, I am pleased to report that Old Point Financial Corporation earned net income of $6.8 million, or $1.38 per diluted share of stock, in 2008. Cash dividends declared also increased, from $0.61 per share in 2007 to $0.66 per share in 2008, an increase of 8.20%. We also grew net loans to $631 million, an increase of 6.6%, and deposits were up 8.5% to $647 million. Total assets increased by 1.5%, to $835 million. Asset growth was impacted by a $10 million reduction in Federal Home Loan Bank (FHLB) advances, which were paid down by redeeming lower-yielding securities. In addition, we have continued to expand our franchise by opening the Hilltop Office in Virginia Beach, and have begun construction on our Ghent Office in Norfolk.

Factors Influencing Earnings

Our earnings were impacted by the economy; net charged-off loans increased to $1.1 million and, as a result, we increased our provision for loan losses to $2.4 million. In addition to the increased provision for loan losses, we also wrote off $165 thousand for an undeveloped branch site, and established a valuation reserve of $263 thousand for other real estate owned (OREO). These measures were taken to protect the Bank and our shareholders during these uncertain times. Our increased loan loss provision notwithstanding, our net interest income grew by $423 thousand, or 1.7%, during 2008, and the net interest margin was up to 3.61% for the year.

While our noninterest income grew by $236 thousand, or 1.9% for 2008, our noninterest expenses grew by $2.4 million, or 9.0%. Lower Trust revenues, driven by market declines, accounted for some of the reduced revenues, as did lower deposit service charges. Increased salary and benefits expenses primarily attributable to additions to staff in new branches and Corporate Banking, as well as in loan support services, accounted for approximately half of the increase to expenses.

Why We Did Not Apply for TARP

We have been asked about our decision not to apply for Troubled Asset Relief Program (TARP) funds, authorized by Congress in late 2008.

As you may recall, shortly after passage, the program was quickly changed into the Capital Purchase Program (CPP), which injects equity directly into banks by providing for the government's purchase of preferred stock with a mandated 5% dividend for the first five years. The purpose of the capital injection was purportedly to encourage banks to begin lending again.

Old Point did not apply for the government funds because, in management's judgment, we are well-capitalized and do not require additional liquidity to meet our customers' borrowing needs. Indeed, we continue to make loans to qualified borrowers, as evidenced by our 2008 loan growth.

We are proud of our founding traditions of meeting the needs of our community and of our prudent lending practices. We did not feel that we could justify taking taxpayers' money if it is not necessary.

ckholders Letter

Asset Quality

Despite our prudent lending philosophy and practices, we have not been immune to the recession. Nonperforming assets increased by $11.7 million, to $14.9 million; $5.3 million of the increase is in restructured debt. Loan charge-offs, net of recoveries, increased by $470 thousand. Over the course of 2008, we increased our provision for loan losses by $1.4 million over 2007, which brings our allowance for loan losses to $6.4 million, or 1% of total loans.

As the recession deepens, we continue to closely monitor our loan portfolio and take action as necessary. In addition, late in 2008, we brought an experienced Special Assets officer, **Terri Nelson,** on staff to aid in the handling of difficult credits.

Our Capital Position

Our capital position remains strong. At year end, Old Point National Bank's Tier 1 capital ratio was 11.73%, well above the 6% required for a bank to be classified as "well capitalized." The Tier 1 capital ratio for Old Point Financial Corporation was 12.48%. In addition, our tangible equity to assets ratio was at 9.9%, higher than our Virginia peer group at 9.1%. We are also participating in the Federal Deposit Insurance Corporation (FDIC) Temporary Liquidity Guarantee Program, an expanded insurance program which provides a full guarantee on all transaction accounts, regardless of dollar amount, through December 31, 2009.

This insurance is over and above the $250,000 FDIC insurance per depositor currently provided. Although we currently do not have any senior unsecured debt on our balance sheet, we are also participating in the Debt Guarantee Program that is part of the Temporary Liquidity Guarantee Program.

Our Growth and Progress

In early 2008, we opened our Hilltop Office in Virginia Beach. The office, which also houses an office of Old Point Trust, is our second location in Virginia Beach. This continues our expansion into the Southside of Hampton Roads and provides us with access to new customers throughout the region. We will continue that expansion in 2009 as we open our 21st office, the second Norfolk office, in Ghent, late in 2009.

We are pleased with our deposit and loan growth, and our assets continue on track to reach $1 billion by 2011. Deposit growth in part was aided by an addition to our product mix: in 2008 Old Point joined the CDARS network. The CDARS program allows us to give access of up to $50 million in FDIC insurance to depositors by placing the deposits



Robert F. Shuford
Chairman of the Board
OPNB/OPFC

OLD POINT EXECUTIVE OFFICERS


Melissa L. Burroughs
Chief Lending Officer


Margaret P. Causby
Risk Management


Laurie D. Grabow
Chief Financial Officer


Eugene M. Jordan, II
President & CEO
Old Point Trust


Louis G. Morris
President & CEO
Old Point National Bank


Robert F. Shuford, Jr.
Chief Operating Officer


Joseph R. Witt, CPA
Corporate Banking

OLD POINT TRUST EXECUTIVE OFFICERS


C. Kay Alligood
Chief Administrative Officer


Eugene M. Jordan, II
President & CEO


McKim Williams, Jr.
Trust & Investment Officer

in insured CDs of other banks in increments of less than $100,000. Through a sophisticated exchange system within the network, the dollars are brought back to Old Point, where they are available for reinvestment in the community. CDARS offers the safety of multi-million dollar FDIC insurance coverage with the convenience of dealing with one bank, with one rate, one statement and one year-end tax form.

Corporate Banking

In late 2008, we welcomed a new addition to our Executive Management team. **Joseph R. Witt,** Executive Vice President, will lead our Corporate Banking team. Through his leadership, we intend to further develop our corporate services to meet the needs of larger companies who desire more sophisticated financial solutions. As the former Treasurer of Ferguson Enterprises, Joe is uniquely qualified to identify those solutions and present them to our market. Our focus is on developing the best products, delivered by the best team, to create the best relationships for our customers and the bank.

Consumer Banking

In recognition of our growing franchise, during 2008 we divided our branch offices into three regions, and brought on Regional Managers for each region. The Upper Peninsula region, which includes upper Newport News and Williamsburg branches, is headed by **Bobbi Mason,** Vice President. The Lower Peninsula includes Hampton branches, some Newport News offices and the Isle of Wight branch and is led by **Susan Harman,** Vice President. **Bonnie Purefoy,** Vice President, is the Regional Manager for the Southside Region, consisting of branches in Chesapeake, Norfolk and Virginia Beach. In addition, we have named Private Bankers **Marsha Weatherwax,** Vice President and **Sandy Cartwright,** Vice President to serve the Upper Peninsula and Southside regions, respectively. Marsha and Sandra join **Steve Hussell,** Senior Vice President and Lower Peninsula Private Banker in serving the needs of professionals and executives throughout our market.

Commercial Banking

While continuing to grow our commercial loans, Commecial Account Managers are also continuing to concentrate on nurturing current clients. The focus of our commercial lenders will be on asset quality. Even as we maintain our conservative lending philosophy, we demonstrate our ability to be flexible. Commercial Account Managers draw on their knowledge of the local economy to make good loans at a reasonable rate of return. We recently added another experienced lender to our Commercial Banking staff: **Shelby Davis,** Vice President, will help to develop our client base in the Corporate Banking line of business.

Trust

With the opening of the Hilltop office in early 2008, a Southside headquarters for the Trust Company has been established. Staffed by an experienced team of Trust officers consisting of Senior Vice Presidents **Beth Barnhill** and **Sandy Stewart,** and **Anna Phelps,** Vice President, the office has begun to develop clients throughout our market.

In 2008, Old Point Investment Services (UVEST,) led by **Tom Vitaletti,** was brought under the Trust Company umbrella. We are pleased that we now have an even broader array of investment options to offer our clients.

Although markets have been unstable for some time, we look forward to attracting new clients as our conservative investment philosophy, with its emphasis on risk minimization, makes Old Point Trust an even more attractive choice during these uncertain times. The Old Point Trust discretionary equity composite portfolio has consistently outperformed the S & P 500 over the past three and five year periods.

Old Point Financial Corporation's reputation for strength and stability gives a unique advantage in the market. We continue to take advantage of the synergy between the Bank and Trust Company in providing seamless, superior customer service.

Our Regional Boards

Once again, we have featured our Regional Boards in this Annual Report. We value the wealth of experience that these prominent citizens bring to the Company, and appreciate their input as we continue to grow and prosper. Their advice is invaluable to us.

Outlook for 2009

This year will be a challenging one for our economy and our market. Nonetheless, we look forward to taking advantage of the opportunities presented to us by market turmoil. As some of our competitors merge and change, our long-standing history makes us very attractive for customers desiring success and stability in their bank. Old Point has weathered many storms, and we intend to make the most of this one.

In Memoriam – Eugene M. Jordan, Sr.

It is with great sadness that we note the death of **Eugene M. Jordan, Sr.** Mr. Jordan, Sr. was a member of the Board of Directors of Old Point National Bank for 44 years and a member of the Board of Directors of Old Point Financial Corporation from its establishment until his death. Mr. Jordan helped guide the Company from a small, Hampton-based community bank to a bank holding company serving all of Hampton Roads. His wise counsel and support will be missed.

Annual Meeting

We look forward to seeing you at our Annual Stockholders' Meeting on Tuesday, April 28, 2009 at the Hampton Roads Convention Center in Hampton, Virginia. As always, we are grateful for your support, the guidance of our Boards, and the dedication of our employees. We welcome your suggestions.

Robert F. Shuford
Chairman, President & Chief Executive Officer


Our capital position remains strong.

The Boards of Directors of Old Point National Bank/Old Point Financial Corporation and Old Point Trust provide the Company with important and valuable oversight of our business.

They represent the interests of our share-holders and are charged with ensuring that our organization maintains faithful to our vision, mission and core values.

The members of the boards are comprised of respected business people throughout the community; each has an abiding interest in the welfare of our market and our Company.

We value and appreciate our boards for the dedicated work that they do.

OLD POINT NATIONAL BANK/ OLD POINT FINANCIAL CORPORATION



David L. Bernd
President & CEO
Sentara Healthcare



James Reade Chisman
President
J. R. Chisman Development Co.



Dr. Richard F. Clark
Retired Pathologist
Sentara Hampton General Hospital



Russell S. Evans, Jr.
Assistant Treasurer and Corporate Fleet Manager
Ferguson Enterprises



Stephen D. Harris
Attorney-at-Law/ Partner
Geddy, Harris, Franck & Hickman, L.L.P.



John Cabot Ishon
President
Hampton Stationery



John B. Morgan, II
President
Morgan-Marrow Insurance



Louis G. Morris
President & CEO
Old Point National Bank



Dr. H. Robert Schappert
Retired President
Beechmont Veterinary Associates, Ltd.



Robert F. Shuford
Chairman of the Board
OPNB/OPFC



Robert F. Shuford, Jr.
Executive Vice President & Chief Operating Officer
OPNB



Ellen Clark Thacker
Executive Director
Gloucester-Mathews Humane Society



Joseph R. Witt, CPA
Executive Vice President
Corporate Banking OPNB



Melvin R. Zimm
Attorney-at-Law/ Member
Glasser & Glasser, PLC



Dr. Arthur D. Greene
Retired Orthopaedic Surgeon
Sentara Healthcare Administrator



Robert L. Riddle, CCIM
President
Riddle Associates, Inc.

Old Point Boards

OLD POINT TRUST & FINANCIAL SERVICES, N.A.



James Reade Chisman
President
J. R. Chisman Development Co.



Dr. Richard F. Clark
Retired Pathologist
Sentara Hampton General Hospital



Cyrus A. Dolph, IV
Attorney
Clarke, Dolph, Rapaport, Hull, Brunick & Garriott, PLC



Dr. Arthur D. Greene
Retired Orthopaedic Surgeon
Sentara Healthcare Administrator



Dr. William S. Hunt
D.D.S.



John Cabot Ishon
President
Hampton Stationery



Eugene M. Jordan II
President & CEO
Old Point Trust



Robert F. Shuford
Chairman of the Board
OPNB/OPFC



Ellen Clark Thacker
Executive Director
Gloucester-Mathews Humane Society



Joseph R. Witt, CPA
Executive Vice President
Corporate Banking OPNB



Regional Boards provide us with "ears and eyes in the market" in each of our regions. The Boards are comprised of leading citizens in their respective areas and meet monthly to discuss both regional and corporate issues.

Each board has a chairman who provides guidance and corporate perspective because he also sits on the Old Point National Bank/Old Point Financial Corporation Board. The Regional Executive Officer for each region is also on the Regional Board.

Our Regional Boards help us communicate the mission and philosophy of the Company to their communities, and provide the Company input as to regional conditions and opportunities. They are an invaluable source of referrals to both the Bank and the Trust company.

We are very fortunate to have such active and committed people on our Regional Boards.

CHESAPEAKE



Mark S. Cox, APR
Director of Public Communications
City of Chesapeake



Linda E. Doland
Senior Vice President / Regional Executive Officer
Old Point National Bank



Gerald E. Hansen
Executive Vice President
Chesapeake Insurance Services, Inc.



Sarah S. Hull
Attorney
Clarke, Dolph, Rapaport, Hull, Brunick & Garriott, PLC



James L. Knox
President
Knox Studios, Inc.



Jean Loxley-Barnard
Publisher/CEO
"The Shopper"– Hometown Advertising Magazine



Sherri L. Miles-Foley
Vice President
J.D. Miles & Sons, Inc.



Dr. William B. Pruden III
Dentist
William B. Pruden, DMD, PLC



Robert L. Riddle, CCIM
President
Riddle Associates, Inc.



Charles W. Snader, CPA
President
Charles W. Snader, P.C.



Stephen John Telfeyan
Attorney
Basnight, Kinser, Telfeyan, Leftwich & Nuckolls, PC



Robert W. Tull, Jr., CFP
President
Tull Financial Group Inc.



Jesse Williams
Director
Chesapeake Division
Hampton Roads Chamber of Commerce

HAMPTON



Stephen C. Adams
Group Vice President
POMOCO Group, Inc.



John Cabot Ishon
President
Hampton Stationery



Troy Smith, Jr.
President
Smith Bros Enterprises, Inc.



Dorothy F. Wright
Realtor, General Manager, Executive Vice President
Abbitt Realty LLC

Regional Boards

NEWPORT NEWS/ISLE OF WIGHT


Robert R. Harper, Jr.
Program Manager
Northrop Grumman


William H. Hobbs, Jr.
General Manager, Vice President
Hampton Chevrolet/ Mazda


Charles C. Allen, FAICP
Urban Planning Consultant


Grady M. Blaylock
Chairman of the Board/ CEO
Equidata


Richard Donaldson
Managing Partner
Jones, Blechman, Woltz & Kelly, P.C.


Stephen M. Mallon
Executive Vice President
Craig Davis Properties, Inc.


Henry L. Mills
Senior Vice President/ Regional Executive Officer
Old Point National Bank


Crosby C. Forrest
Owner
Dixie R. V. Superstore


G. Royden Goodson, III
President
Warwick Plumbing & Heating Corporation


Thad B. Holloman
Senior Vice President/ Regional Executive Officer
Old Point National Bank


M. Kenneth Taylor, Jr.
Contractor
M.K. Taylor, Jr. Contractors, Inc & Taylor Waste Service


Elizabeth S. Wash
President
Shred-It


Barry A. Layman
CEO
The Colony Group


Patrick R. Parcells, M.D.
Senior Vice President/ Administrator
Riverside Regional Medical Center


Dr. H. Robert Schappert
Retired President
Beechmont Veterinary Hospital, Ltd.


Steve Suttle
General Manager
Suttle Motor Corporation


Joseph R. Witt, CPA
Executive Vice President
Corporate Banking OPNB


We are proud of the broad diversity of talent and experience with which we are privileged to be associated.

NORFOLK


Jane C. Gardner
Retired Television Anchor and Public Affairs Manager


Michael E. Glenn
Principal
Luna Development


Daun Hester
Hester, Hester & Associates, Ltd.


Joe Lassiter
Lawyer
Roussos, Lassiter, Glanzer, P.L.C.


Sharon McDonald
Commissioner of Revenue
City of Norfolk


James H. Newsom, III
Senior Vice President/Regional Executive Officer
Old Point National Bank


Paul H. Peck
President
First Home Properties, LLC


W. Wayne Perry, Jr.
Owner/President
Community Personal Care, Inc.


Thom N. Vourlas
Co-Owner/Operator
Naro Expanded Cinema


Melvin R. Zimm
Attorney-at-Law/Member
Glasser & Glasser, P.L.C.

VIRGINIA BEACH


Robert G. Bielat, CPA
Partner
Cherry, Bekaert & Holland, L.L.P.


Tom B. Langley, PE, LS
President
Langley & McDonald Engineers, Planners, Surveyors


John T. Midgett
Attorney
Midgett & Preti, PC


Robert L. Riddle, CCIM
President
Riddle Associates, Inc.

Regional Boards

WILLIAMSBURG



Linwood Branch
Owner
Lynn-Dee Motel, Inc.
and Lar-Jac Corporation



Dr. Christopher
A. Hooper
Cosmetic & General
Dentistry



Michael Fox
Assistant to the President and Secretary to the Board of Visitors, The
College of William & Mary



Stephen D. Harris
Attorney-at-Law/Partner
Geddy, Harris, Franck
& Hickman L.L.P.



Peter V. Henderson
President
Henderson, Inc.



Dr. Kenneth A. Lebow
Optometrist



Cheryl P. McLeskey
Assistant to the President
McLeskey &
Associates, LLC



Timothy K. Johnston,
DDS
Director
Norge Dental Center



David L. Julien
Vice President and General Manager
Williamsburg Chrysler
Jeep Kia



Dr. Thomas L. Munzel
President
Pulmonary & Sleep
Consultants of
Williamsburg



Dave Pasko
Senior Vice President/ Regional Executive Officer
Old Point National Bank



Patricia A. Phillips
Director of Finance
City of Virginia Beach



Mildred B. West
(Semi-Retired)
The College
of William & Mary



Lawrence E.Wilkinson, Jr.
Interim Executive Director
Virginia United Methodist
Homes of Williamsburg, Inc.



Chris Wood
Vice President
JD&W, Inc



John Wilson
General Manager
Caldwell Banker
Professional, REALTORS®

retirees



Dave Begor

Dave began his 25+ year career with Old Point National Bank in 1983. He started as a Management Trainee and after only a few months was promoted to Assistant Cashier at the West Mercury Branch. In 1986, he was promoted to Branch Manager of the Sherwood branch where he spent the next 10 years. He was later promoted to Assistant Vice President/Branch Officer at the Main Office. In 1999, he was promoted to Vice President and served as a Loan Officer, Assistant Security Officer and substitute Branch Manager. His last assignment came in 2007 when he became the Assistant Security Officer/Facilities Officer.

Dave will join his wife Pat who is currently enjoying her retirement. According to Dave, he plans to spend his time "doing whatever he can afford to do". The employees wish Dave a healthy and happy retirement which includes more time with his family and friends, more trips down the slopes, rides on the bike and volleys on the tennis court.



Candy Edgerton

After two stints of employment with Old Point, Candy became an Old Point retiree after a total of 22 years of service. In 1967, Candy started her Old Point career working as a bookkeeper at the Main Office and later moved to the teller line at the West Mercury branch until leaving in 1972 to get married and raise a family. Three children later and faced with her husband's early retirement due to health reasons, Candy decided not only to return to the workforce but to return to Old Point.

Candy returned as a teller in 1989 when the Williamsburg Crossing branch was under construction and a store front branch was operating in the shopping center behind the new location. In 1990, she was promoted to Head Teller and transferred as Head Teller to the Sherwood Branch. In 2005, almost 9 years later, she transferred as the Head Teller of the Denbigh Branch where she has spent the last 3+ years.

Candy and her husband, Danny, will be making their home in North Carolina to care for a family member. Candy admits she's not quit ready to totally retire, so she will continue working as a Head Teller for a community bank there.

corporate information

Analysts, investors and others seeking financial information about Old Point Financial Corporation should contact Lani Chisman Davis, Marketing Director (757/728-1286).

TRANSFER AGENT Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Shareholder inquiries: 1-800-633-4236 www.computershare.com. Investors who have questions about their accounts, wish to change ownership of their stock or wish to report lost, stolen or destroyed certificates please contact Computershare. Investors may also gain access to their Old Point Financial Corporation stock information by visiting www.oldpoint.com and clicking on the "Investor Relations" link and following the links from Shareholder Services to Account Access.

ANNUAL MEETING The Old Point Financial Corporation Annual Meeting of Shareholders will be held April 28, 2009, at the Hampton Roads Convention Center in Hampton, Virginia.

FORM 10-K Copies of Old Point Financial Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained after March 31, 2009 by writing: Laurie D. Grabow, Chief Financial Officer and Senior Vice President of Finance, Old Point Financial Corporation, P.O. Box 3392, Hampton, Virginia 23663.

NASDAQ SYMBOL: OPOF Old Point Financial Corporation stock is traded on the Nasdaq market. The Nasdaq symbol is OPOF.

INDEPENDENT ACCOUNTANTS Yount, Hyde & Barbour, P.C., Winchester, VA 22601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 000-12896

OLD POINT FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

VIRGINIA (State or other jurisdiction of incorporation or organization)	**54-1265373** (I.R.S. Employer Identification No.)

1 West Mellen Street, Hampton, Virginia 23663
(Address of principal executive offices) (Zip Code)

(757) 728-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $5 par value (Title of each class)	**The NASDAQ Stock Market LLC** (Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X]

Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2008 was $54,773,075 based on the closing sales price on the NASDAQ Capital Market of $17.80.

There were 4,908,041 shares of common stock outstanding as of February 27, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on April 28, 2009, are incorporated by reference in Part III of this report.

OLD POINT FINANCIAL CORPORATION

FORM 10-K

INDEX

PART I		Page
Item 1.	Business	1
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	10
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	10
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	13
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements and Supplementary Data	30
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	63
Item 9A.	Controls and Procedures	63
Item 9B.	Other Information	64
PART III		
Item 10.	Directors, Executive Officers and Corporate Governace	64
Item 11.	Executive Compensation	64
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	65
Item 13.	Certain Relationships and Related Transactions, and Director Independence	65
Item 14.	Principal Accounting Fees and Services	66
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	66
	Index to Consolidated Financial Statements	66
	Index to Exhibits	66
	Signatures	68

Part I

Item 1. Business

GENERAL

Old Point Financial Corporation (the Company) was incorporated under the laws of Virginia on February 16, 1984, for the purpose of acquiring all the outstanding common stock of The Old Point National Bank of Phoebus (the Bank), in connection with the reorganization of the Bank into a one-bank holding company structure. At the annual meeting of the stockholders on March 27, 1984, the proposed reorganization was approved by the requisite stockholder vote. At the effective date of the reorganization on October 1, 1984, the Bank merged into a newly formed national bank as a wholly-owned subsidiary of the Company, with each outstanding share of common stock of the Bank being converted into five shares of common stock of the Company.

The Company completed a spin-off of its trust department as of April 1, 1999. The newly formed organization is chartered as Old Point Trust and Financial Services, N.A. (Trust). Trust is a nationally chartered trust company. The purpose of the spin-off was to have a corporate structure more ready to compete in the field of wealth management. Trust is a wholly-owned subsidiary of the Company.

The Bank is a national banking association that was founded in 1922. As of the end of 2008, the Bank had 20 branch offices serving the Hampton Roads localities of Hampton, Newport News, Norfolk, Virginia Beach, Chesapeake, Williamsburg/James City County, York County and Isle of Wight County. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and business customers.

The Company's primary activity is as a holding company for the common stock of the Bank and Trust. The principal business of the Company is conducted through its subsidiaries which continue to conduct business in substantially the same manner.

As of December 31, 2008, the Company had assets of $835.0 million, loans of $637.5 million, deposits of $646.5 million, and stockholders' equity of $82.9 million. At year-end, the Company and its subsidiaries had a total of 336 employees, 26 who were part-time.

MARKET AREA AND COMPETITION

The Company's market area is located in Hampton Roads. According to the United States Census Bureau, Hampton Roads is the 31st most populous Metropolitan Statistical Area (MSA) in the United States. Situated in the southeastern corner of Virginia and boasting the world's largest natural deepwater harbor, the Hampton Roads MSA includes the cities of Chesapeake, Hampton, Newport News, Norfolk, Poquoson, Portsmouth, Suffolk, Virginia Beach and Williamsburg and the counties of Isle of Wight, Gloucester, James City, Mathews, York and Surry.

The Hampton Roads MSA is the largest market between Washington, D.C. and Atlanta, Georgia, and the fourth largest MSA in the southeast. The region has seen a 7.0% increase in population between 2000 and 2008 and was home to 1.7 million people. The Virginia Employment Commission projects the population in the Hampton Roads MSA to be nearly 1.82 million people by the year 2020.

The banking business in Virginia, and in the Bank's primary service area in Hampton Roads, is highly competitive, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have over the Company is their ability to finance wide-ranging advertising campaigns and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank.

Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. The Bank competes by emphasizing customer service and technology, establishing long-term customer relationships and building customer loyalty, and providing products and services to address the specific needs of the Company's customers. Through the Bank, the Company targets individual and small-to-medium size business customers.

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot foresee how federal regulation of financial institutions may change in the future. However, it is possible that current and future governmental regulatory and economic initiatives, such as the Emergency Economic Stabilization Act of 2008 enacted in October 2008, could impact the competitive landscape in the Company's market area.

Because community banks typically rely on branch deposits to fund loans, competition for local deposits is fierce. As a result, the Bank launched several incentive programs to aid in the generation of core deposits. As of June 30, 2008, the Bank holds seventh place with 3% market share of all Hampton Roads deposits. The Bank's total deposits for the entire Hampton Roads area grew by just over $16.0 million, or 3% between June 2007 and June 2008. In addition, the Bank remains strong on the Peninsula with 12% market share. In Hampton, the Bank retains first place with 36% market share, deposit growth totaling almost $11.0 million, or 4%.

Overall deposit growth remains strong in the Bank's smaller markets as well. The Bank continues growth trends in Chesapeake with 13% deposit growth between June 30, 2007 and June 30, 2008. Deposit growth has been flat in both Newport News and in Norfolk and in one region the Bank has seen some decline in deposits. In the Williamsburg/James City County market, the Bank had a -15% growth rate of deposits between June 2007 and June 2008. This decline in deposits can be attributed to the Bank's Williamsburg Crossing location which has been experiencing a shift in the growth centers in and around the city. The two other Williamsburg branches, New Town and Norge Crossing, have experienced growth rates of 9% and 11% respectively.

With plans to open a second Norfolk branch in Ghent in late 2009, the Bank's market share is expected to increase in this area of the MSA.

Moving forward, it is important that the Bank maintains its strong presence on the Peninsula, while striving to increase and grow the Compar 's presence on the Southside. This effort has been ongoing beginning with the opening of the Great Bridge branch in 1999, the opening of the Crown Center branch in Norfolk in February 2001, the opening of the Greenbrier branch in the fall of 2003, the opening of the Independence branch in Virginia Beach in October of 2005, the opening of the Eagle Harbor branch in Isle of Wight County in April 2006, the opening of the Hilltop branch in Virginia Beach in January of 2008 and the upcoming branch opening in Ghent in 2009.

AVAILABLE INFORMATION

The Company maintains a website on the Internet at www.oldpoint.com. The Company makes available free of charge, on or through its website, its proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC). This reference to the Company's Internet address shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this Form 10-K or other SEC filings. The information available at the Company's Internet address is not part of this Form 10-K or any other report filed by the Company with the SEC. The public may read and copy any documents the Company files at the SEC's Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings can also be obtained on the SEC's website on the Internet at www.sec.gov.

REGULATION AND SUPERVISION

Set forth below is a brief description of some of the material laws and regulations that affect the Company. The description of these statutes and regulations is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the statutes and regulations summarized below. No assurance can be given that these statutes or regulations will not change in the future.

General. The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), which include, but are not limited to, the filing of annual, quarterly and other reports with the SEC. As an Exchange Act reporting company, the Company is directly affected by the Sarbanes-

Oxley Act of 2002 (the SOX), which is aimed at improving corporate governance and reporting procedures and requires additional corporate governance measures and expanded disclosure of the Company's corporate operations and internal controls. The Company is complying with the applicable SEC and other rules and regulations implemented pursuant to the SOX and intends to comply with any applicable rules and regulations implemented in the future. Although the Company has incurred and will continue to incur additional expense in complying with the provisions of the SOX and the resulting regulations, this compliance has not had, and is not expected to have, a material impact on the Company's financial condition or results of operations.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, and is registered as such with, and subject to the supervision of, the Board of Governors Federal Reserve System (the FRB). Generally, a bank holding company is required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, and before it may acquire ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5% of the voting shares of such bank. The FRB's approval is also required for the merger or consolidation of bank holding companies.

The Company is required to file periodic reports with the FRB and provide any additional information the FRB may require. The FRB also has the authority to examine the Company and its subsidiaries, as well as any arrangements between the Company and its subsidiaries, with the cost of any such examinations to be borne by the Company.

Banking subsidiaries of bank holding companies are also subject to certain restrictions imposed by Federal law in dealings with their holding companies and other affiliates. Subject to certain restrictions set forth in the Federal Reserve Act, a bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate or issue a guarantee, acceptance or letter of credit on behalf of an affiliate, as long as the aggregate amount of such transactions of a bank and its subsidiaries with its affiliates does not exceed 10% of the capital stock and surplus of the bank on a per affiliate basis or 20% of the capital stock and surplus of the bank on an aggregate affiliate basis. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices. In particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Additionally, the Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services.

A bank holding company is prohibited from engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the FRB has determined by regulation or order are so closely related to banking as to be a proper incident to banking. In making these determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public that outweigh possible adverse effects.

As a national bank, the Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency (the Comptroller). Each depositor's account with the Bank is insured by the Federal Deposit Insurance Corporation (the FDIC) to the maximum amount permitted by law. The Bank is also subject to certain regulations promulgated by the FRB and applicable provisions of Virginia law, insofar as they do not conflict with or are not preempted by Federal banking law.

As a non-depository national banking association, Trust is subject to regulation, supervision and regular examination by the Comptroller. Trust's exercise of fiduciary powers must comply with Regulation 9 promulgated by the Comptroller and with Virginia law.

The regulations of the FDIC, the Comptroller and FRB govern most aspects of the Company's business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching, deposit interest rate ceilings and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in the United States, the Company's business is particularly susceptible to changes in state and Federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

Emergency Economic Stabilization Act of 2008. It is not clear at this time what impact the Emergency Economic Stabilization Act of 2008, enacted October 3, 2008, as amended by the American Recovery and Reinvestment Act of 2009, enacted February 17, 2009, (the EESA) or other initiatives of the United States Treasury and other bank regulatory agencies that have been announced, or any additional programs that may be initiated in the future, will have on the financial markets, the financial services industry, the Company, the Bank or Trust.

Capital Requirements. The FRB, the Comptroller and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks. These capital adequacy regulations are based upon a risk-based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings by the regulatory agencies and are counted as a percentage of their book value. See "Management's Discussion and Analysis – Capital Resources" in Item 7 of this report on Form 10-K.

Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). There are five capital categories applicable to insured institutions, each with specific regulatory consequences. If the appropriate Federal banking agency determines, after notice and an opportunity for hearing, that an insured institution is in an unsafe or unsound condition, it may reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition. The Comptroller has issued regulations to implement these provisions. Under these regulations, the categories are:

a. Well Capitalized — the institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a Risk-based Capital Ratio of 10% or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 6% or greater, (iii) having a Leverage Ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

b. Adequately Capitalized — the institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a Risk-based Capital Ratio of 8% or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 4% or greater and (iii) having a Leverage Ratio of 4% or greater or a Leverage Ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

c. Undercapitalized — the institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a Risk-based Capital Ratio of less than 8% or (ii) having a Tier 1 Risk-based Capital Ratio of less than 4% or (iii) having a Leverage Ratio of less than 4%, or if the institution is rated a composite 1 under the CAMELS rating system, a Leverage Ratio of less than 3%.

d. Significantly Undercapitalized — the institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a Risk-based Capital Ratio of less than 6% or (ii) having a Tier 1 Risk-based Capital Ratio of less than 3% or (iii) having a Leverage Ratio of less than 3%.

e. Critically Undercapitalized — the institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

An institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate Federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate Federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution may not make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such dividend would cause the Bank to become undercapitalized, it could not pay a management fee or dividend to the Company.

Deposit Insurance Assessments. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund (the DIF) of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 (FDIRA). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Unlike the other categories, Risk Category I, which contains the least risky depository institutions, contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

FDIRA also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Bank's one-time credit was $360 thousand, of which $135 thousand and $225 thousand were applied to offset assessments in 2008 and 2007, respectively. FDIRA also provided for the possibility that the FDIC may pay dividends to insured institutions if the DIF reserve ratio equals or exceeds 1.35 percent of estimated insured deposits.

The Emergency Economic Stabilization Act of 2008, which was enacted on October 3, 2008, temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The legislation provides that the basic deposit insurance limit will return to $100,000 after December 31, 2009. The legislation did not increase coverage for retirement accounts, which will continue to be $250,000 beyond December 31, 2009.

On October 13, 2008, the FDIC adopted the Temporary Liquidity Guarantee Program (the TLGP) because of disruptions in the credit market, particularly the interbank lending market, which reduced banks' liquidity and impaired their ability to lend. The goal of the TLGP is to decrease the cost of bank funding so that bank lending to consumers and businesses will normalize. The TLGP is industry funded and does not rely on the DIF to achieve its goals. The final rule implementing the TLGP was approved by the FDIC Board of Directors on November 21, 2008. The TLGP consists of two components: a temporary guarantee of newly-issued senior unsecured debt (the Debt Guarantee Program) and a temporary unlimited guarantee of funds in noninterest-bearing transaction accounts at FDIC-insured institutions (the Transaction Account Guarantee Program). The Company is participating in both of these programs and will be required to pay assessments associated with the TLGP as follows:

- Under the Debt Guarantee Program, all newly-issued senior unsecured debt (as defined in the regulation) will be charged an annualized assessment of up to 100 basis points (depending on debt term) on the amount of debt issued, and calculated through the maturity date of that debt or June 30, 2012, whichever is earlier. The Company has thus far issued no debt and has incurred no assessments under the Debt Guarantee Program.

- Under the Transaction Account Guarantee Program, amounts exceeding the existing deposit insurance limit of $250,000 in any noninterest-bearing transaction accounts (as defined in the regulation) will be assessed an annualized 10 basis points collected quarterly for coverage through December 31, 2009.

With higher levels of bank failures, the FDIC's resolution costs have increased significantly. On December 16, 2008, the FDIC adopted a final rule increasing risk-based assessment rates uniformly by 7 basis points, on an annual basis, for the first quarter of 2009. The FDIC also proposed changes to take effect beginning in the second quarter of 2009 that would require riskier institutions to pay larger assessments. The comment period for these proposed changes ended on December 17, 2008. The FDIC has not yet announced a final rule with respect to these proposed changes.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 (the GLBA) implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complementary to financial activities. The activities that the GLBA expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA (discussed below). In addition, the bank holding company must file with the FRB a declaration of its intention to become a financial holding company. While the Company satisfies these requirements, the Company has elected for various reasons not to be treated as a financial holding company under the GLBA.

The GLBA has not had a material adverse impact on the Company's or the Bank's operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry has experienced further consolidation, which has the result of increasing competition that we face from larger institutions and other companies offering financial products and services, many of which may have substantially greater financial resources.

The GLBA and certain new regulations issued by federal banking agencies also provide protections against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Community Reinvestment Act. The Bank is subject to the requirements of the Community Reinvestment Act (the CRA). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process. These efforts also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

USA Patriot Act. The USA Patriot Act became effective on October 26, 2001 and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the United States Treasury, to share information with one another in order to better identify and report to the federal government concerning activities that may involve money laundering or terrorists' activities. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Certain provisions of the USA Patriot Act impose the obligation to establish anti-money laundering programs, including the development of a customer identification program, and the screening of all customers against any government lists of known or suspected terrorists. Although it does create a reporting obligation and compliance costs, the USA Patriot Act has not materially affected the Bank's products, services or other business activities.

Reporting Terrorist Activities. The Office of Foreign Assets Control (OFAC), which is a division of the Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Consumer Laws and Regulations. The Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Item 1A. Risk Factors

U.S. and international credit markets and economic conditions could adversely affect our liquidity and financial condition. Global market and economic conditions continue to be disrupted and volatile and the disruption has been particularly acute in the financial sector. Although the Company remains well capitalized and has not suffered any liquidity issues as a result of these recent events, the cost and availability of funds may be adversely affected by illiquid credit markets. Continued turbulence in the U.S. and international markets and economy may adversely affect the Company's liquidity, financial condition and profitability.

The Company is subject to interest rate risk and variations in interest rates may negatively affect its financial performance. The Company's profitability depends in substantial part on its net interest margin, which is the difference between the rates received on loans and investments and the rates paid for deposits and other sources of funds. The net interest margin depends on many factors that are partly or completely outside of the Company's control, including competition, federal economic, monetary and fiscal policies, and economic conditions. Changes in interest rates affect operating performance and financial condition. The Company tries to minimize its exposure to interest rate risk, but it is unable to completely eliminate this risk. Because of the differences in the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's net interest margin and, in turn, its profitability. At December 31, 2008, based on scheduled maturities only, the Company's balance sheet was liability sensitive at the one year time frame and, as a result, its net interest margin will tend to decrease in a rising interest rate environment and increase in a declining interest rate environment.

In addition, any substantial and prolonged increase in market interest rates could reduce the Bank's customers' desire to borrow money or adversely affect their ability to repay their outstanding loans by increasing their credit costs. Interest rate changes could also affect the fair value of the Company's financial assets and liabilities. Accordingly, changes in levels of market interest rates could materially and adversely affect the Company's net interest margin, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

The Company's substantial dependence on dividends from its subsidiaries may prevent it from paying dividends to its stockholders and adversely affect its business, results of operations or financial

condition. The Company is a separate legal entity from its subsidiaries and does not have significant operations or revenues of its own. The Company substantially depends on dividends from its subsidiaries to pay dividends to stockholders and to pay its operating expenses. The availability of dividends from the subsidiaries is limited by various statues and regulations. It is possible, depending upon the financial condition of the Company and other factors, that the Comptroller could assert that payment of dividends by the subsidiaries is an unsafe or unsound practice. In the event the subsidiaries are unable to pay dividends to the Company, the Company may not be able to pay dividends on the Company's common stock, service debt or pay operating expenses. Consequently, the inability to receive dividends from the subsidiaries could adversely affect the Company's financial condition, results of operations, cash flows and prospects and limit stockholders' return, if any, to capital appreciation.

The Company's profitability depends significantly on local economic conditions. The Company's success depends primarily on the general economic conditions of the markets the Company operates in. Unlike larger financial institutions that are more geographically diversified, the Company provides banking and financial services to customers primarily in the Hampton Roads MSA. The local economic conditions in this area have a significant impact on the demand for loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could impact these local economic conditions. The decline in general economic conditions and the current recession have negatively affected the financial results of the Company's operations.

A decline in real estate values could cause a significant portion of the Company's loan portfolio to be under-collateralized and adversely impact the Company's operating results and financial condition. The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for the Company's loan portfolio were to decline materially, a significant part of the loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then, in the event of foreclosure, the Company may not be able to realize the amount of collateral that it anticipated at the time of originating the loan. The market value of real estate has declined, leaving the Company with certain loans that are under-collateralized. Some of these loans have become troubled and have been foreclosed upon, and the Company was unable to realize the expected value of the collateral. Due to these events, the Company has increased its loan loss provision and established a valuation reserve for other real estate owned (OREO), both of which have had an adverse affect on operating results.

Market risk affects the earnings of Trust. The fee structure of Trust is generally based upon the market value of accounts under administration. Most of these accounts are invested in equities of publicly traded companies and debt obligations of both government agencies and publicly traded companies. As such, fluctuations in the equity and debt markets in general can have a direct impact upon the earnings of Trust.

The Company may be adversely affected by changes in government monetary policy. As a bank holding company, the Company's business is affected by the monetary policies established by the Board of Governors of the FRB, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. In setting its policy, the FRB may utilize techniques such as the following:

- Engaging in open market transactions in United States government securities;
- Setting the discount rate on member bank borrowings; and
- Determining reserve requirements.

These techniques may have an adverse effect on deposit levels, net interest margin, loan demand or the Company's business and operations.

The allowance for loan losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses may not be adequate to cover actual loan losses. In addition, future provisions for loan losses could materially and adversely affect the Company's operating results. The allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolutions, changes in the size and composition of the loan portfolio and industry information. Also included in management's estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic and other conditions, including changes in interest rates, that may be beyond the Company's control and these future losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan losses. While management believes that the Company's allowance is adequate to cover current losses, the Company cannot assure investors that it will not need to increase the allowance or that regulators will not require the allowance to be increased. Either of these occurrences could materially and adversely affect earnings and profitability.

The Company and its subsidiaries are subject to extensive regulation which could adversely affect them. The Company is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of operations. Regulations adopted by these agencies, which are generally intended to protect depositors and customers rather than to benefit stockholders, govern a comprehensive range of matters including, without limitation, ownership and control of the Company's shares, acquisition of other companies and businesses, permissible activities for the Company and its subsidiaries may engage in, maintenance of adequate capital levels and other aspects of operations. These regulations could limit the Company's growth by restricting certain of its activities. The laws, rules and regulations applicable to the Company are subject to regular modification and change. Regulatory changes could subject the Company to more demanding regulatory compliance requirements which could affect the Company in unpredictable and adverse ways. Such changes could subject the Company to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. Legislation and regulatory initiative containing wide-ranging proposals for altering the structure, regulation and competitive relationship of financial institutions are introduced regularly. The Company cannot predict whether or what form of proposed statute or regulation will be adopted or the extent to which such adoption may affect our business.

The Company's future success depends on its ability to compete effectively in the highly competitive financial services industry. The Company faces substantial competition in all phases of its operations from a variety of different competitors. Growth and success depends on the Company's ability to compete effectively in this highly competitive financial services environment. Many competitors offer products and services that are not offered by the Company, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposit more aggressively and may have larger lending limits that would allow them to serve the credit needs of larger customers. Some of the financial service organizations with which the Company competes are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured national banks. As a result, these non-bank competitors have certain advantages over the Company in accessing funding and in providing various services. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Failure to compete effectively to attract new and retain current customers in the Company's markets could cause it to lose market share, slow its growth rate and may have an adverse effect on its financial condition and results of operations.

Negative public opinion could damage the Company's reputation and adversely impact the Company's business, financial condition and results of operation. Reputation risk, or the risk to the Company's business, financial condition and results of operation from negative public opinion, is inherent in the financial services industry. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending practices and corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion could adversely affect the Company's ability to keep and attract customers and employees and could expose it to litigation and regulatory action. Damage to the Company's reputation could adversely affect deposits and loans and otherwise negatively affect the Company's business, financial condition and results of operation.

The Company and its subsidiaries are subject to transaction risk, which could adversely affect business, financial condition and results of operation. The Company and its subsidiaries, like all businesses, are subject to transaction risk, which is the risk of loss resulting from human error, fraud or unauthorized transactions due to inadequate or failed internal processes and systems, and external events that are wholly or partially beyond the Company's control (including, for example, computer viruses or electrical or telecommunications outages). Transaction risk also encompasses compliance (legal) risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards. Although the Company and its subsidiaries seek to mitigate operational risk through a system of internal controls, there can be no assurance that they will not suffer losses from operational risks in the future that may be material in amount. Any losses resulting from transaction risk could take the form of explicit charges, increased operational costs, litigation costs, harm to reputation or forgone opportunities, any and all of which could have a material adverse effect on business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2008, the Bank owns the main office located in Hampton, Virginia, four office buildings and 15 branches. All of these are owned directly and free of any encumbrances. The land at the Fort Monroe branch is leased by the Bank under an agreement expiring in October 2011. The remaining three branches are leased from unrelated parties under leases with renewal options that expire anywhere from one to ten years.

For more information concerning the commitments under current leasing agreements, see Note 11 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

The Bank owns one property in Norfolk which is designated as a future branch location. The Bank anticipates opening this branch in late 2009.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any material pending legal proceedings before any court, administrative agency, or other tribunal.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the quarter ended December 31, 2008.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name (Age) And Present Position	Served in Current Position Since	Principal Occupation During Past Five Years
Robert F. Shuford (71) Chairman, President & Chief Executive Officer Old Point Financial Corporation	1965	Banker
Louis G. Morris (54) Executive Vice President/OPNB Old Point Financial Corporation	1988	Banker
Margaret P. Causby (58) Senior Vice President/Risk Management Old Point Financial Corporation	1996	Banker
Laurie D. Grabow (51) Chief Financial Officer & Senior Vice President/Finance Old Point Financial Corporation	1999	Banker
Eugene M. Jordan, II (54) Executive Vice President/Trust Old Point Financial Corporation	2003	Banker
Robert F. Shuford, Jr. (44) Senior Vice President/Operations Old Point Financial Corporation	2003	Banker
Melissa L. Burroughs (44) Senior Vice President/Lending & Business Development Old Point Financial Corporation	2007	Banker
Joseph R. Witt (48) Senior Vice President/Corporate Banking Old Point Financial Corporation	2008	Treasurer

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Company is quoted on the NASDAQ Capital Market under the symbol "OPOF". The approximate number of stockholders of record as of February 27, 2009 was 1,237. On that date, the closing price of the Company's common stock on the NASDAQ Capital Market was $15.75. The range of high and low prices and dividends paid per share of the Company's common stock for each quarter during 2008 and 2007 is presented in Item 7 of this report on Form 10-K under "Capital Resources" and is incorporated herein by reference. Additional information related to stockholder matters can be found in Note 15 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

On January 8, 2008, the Company authorized a program to repurchase during any given calendar year up to an aggregate of five percent (5%) of the shares of the Company's common stock outstanding as of January 1 of that calendar year. As of December 31, 2008, the Company had repurchased 5,400 shares of the Company's common stock during 2008 and none of these shares were repurchased in the quarter ended December 31, 2008. On January 6, 2009, the Company replaced the 2008 plan with a similar plan. There is currently no stated expiration date for this program.

Item 6. Selected Financial Data

The following table summarizes the Company's performance for the past five years.

SELECTED FINANCIAL HIGHLIGHTS

Years ended December 31,	2008	2007	2006	2005	2004
	(in thousands except per share data)				
RESULTS OF OPERATIONS					
Interest income	$ 46,501	$ 49,021	$ 44,885	$ 36,487	$ 33,639
Interest expense	19,006	23,349	20,276	12,321	9,248
Net interest income	27,495	25,672	24,609	24,166	24,391
Provision for loan losses	2,400	1,000	1,200	1,050	850
Net interest income after provision for loan losses	25,095	24,672	23,409	23,116	23,541
Net gains (losses) on available-for-sale securities	(47)	3	9	10	215
Noninterest income	12,769	12,483	11,397	10,355	9,205
Noninterest expenses	28,376	26,023	25,181	23,585	21,172
Income before income taxes	9,441	11,135	9,634	9,896	11,789
Income tax expense	2,651	3,166	2,610	2,628	3,209
Net income	$ 6,790	$ 7,969	$ 7,024	$ 7,268	$ 8,580
FINANCIAL CONDITION					
Total assets	$ 834,965	$ 822,557	$ 847,521	$ 739,993	$ 686,275
Total deposits	646,524	596,165	588,414	536,744	512,160
Total loans	637,452	597,144	583,593	494,697	433,253
Stockholders' equity	82,898	79,707	74,665	71,056	69,139
Average assets	832,533	824,727	794,367	706,076	669,869
Average equity	82,195	77,479	72,540	70,472	66,456
PERTINENT RATIOS					
Return on average assets	0.82%	0.97%	0.88%	1.03%	1.28%
Return on average equity	8.26%	10.29%	9.68%	10.31%	12.91%
Dividends paid as a percent of net income	47.66%	37.78%	39.76%	36.47%	28.92%
Average equity as a percent of average assets	9.87%	9.39%	9.13%	9.98%	9.92%
PER SHARE DATA ***					
Basic earnings per share	$ 1.39	$ 1.61	$ 1.41	$ 1.45	$ 1.72
Diluted earnings per share	1.38	1.59	1.39	1.42	1.68
Cash dividends declared	0.66	0.61	0.56	0.53	0.50
Book value	16.90	16.24	14.96	14.16	13.78
GROWTH RATES					
Year-end assets	1.51%	-2.95%	14.53%	7.83%	6.25%
Year-end deposits	8.45%	1.32%	9.63%	4.80%	4.43%
Year-end loans	6.75%	2.32%	17.97%	14.18%	6.95%
Year-end equity	4.00%	6.75%	5.08%	2.77%	9.23%
Average assets	0.95%	3.82%	12.50%	5.41%	11.51%
Average equity	6.09%	6.81%	2.93%	6.04%	8.79%
Net income	-14.79%	13.45%	-3.36%	-15.29%	9.65%
Cash dividends declared	8.20%	8.93%	6.06%	6.45%	14.81%
Book value	4.06%	8.56%	5.65%	2.73%	8.23%

*** Per share data have been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating the financial condition, changes in financial condition and the results of operations of the Company, consisting of the parent company and its wholly-owned subsidiaries, the Bank and Trust. This discussion should be read in conjunction with the consolidated financial statements and other financial information contained elsewhere in this report.

Caution About Forward-Looking Statements

In addition to historical information, this report may contain forward-looking statements. For this purpose, any statement, that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements may include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements.

There are many factors that could have a material adverse effect on the operations and future prospects of the Company including, but not limited to, changes in interest rates, general economic conditions, the quality or composition of the loan or investment portfolios, the level of nonperforming assets and charge-offs, the local real estate market, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, demand for loan products, deposit flows, competition, and accounting principles, policies and guidelines. Monetary and fiscal policies of the U.S. Government could also adversely effect the Company; such policies include the impact of any regulations or programs implemented pursuant to the Emergency Economic Stabilization Act of 2008 (EESA), the American Recovery and Reinvestment Act of 2009 (ARRA) and other policies of the Office of the Comptroller of the Currency, U.S. Treasury and the Federal Reserve Board.

While the Company has not experienced significant losses during the current economic climate, a continuation of the recent turbulence in significant portions of the global financial markets, particularly if it worsens, could impact the Company's performance, both directly by affecting revenues and the value of the Company's assets and liabilities, and indirectly by affecting the Company's counterparties and the economy generally. Dramatic declines in the housing market in the past year have resulted in significant write-downs of asset values by financial institutions in the United States. Concerns about the stability of the U.S. financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity, and increased market volatility. It is not clear at this time what impact the EESA, the ARRA or other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been announced or any additional programs that may be initiated in the future will have on the financial markets and the financial services industry. The extreme levels of volatility and limited credit availability currently being experienced could continue to affect the U.S. banking industry and the broader U.S. and global economies, which would have an effect on all financial institutions, including the Company.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. In addition, past results of operations are not necessarily indicative of future results.

Executive Overview

Description of Operations

Headquartered in Hampton, Virginia, the Company is the parent company of Trust and the Bank. Trust is a wealth management services provider. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and business customers. The Bank is an independent community bank. In January of 2008, the Bank opened the Hilltop office in Virginia Beach. With this opening, the Bank has 20 branches throughout the Hampton Roads localities of Chesapeake, Hampton, Isle of Wight County, Newport News, Norfolk, Virginia Beach, Williamsburg/James City County and York County.

Primary Financial Data for 2008
The Company earned $6.8 million in 2008, a 14.79% decrease in net income from 2007. Net interest income for 2008 increased by $1.8 million as compared to net interest income for 2007. Due to the economy and trends in nonaccruals and past due loans, the Company increased its provision for loan losses to $2.4 million in 2008 as compared to $1.0 million in 2007. While noninterest income for 2008 rose slightly as compared to noninterest income for 2007, noninterest expense was $2.4 million higher. While the Company has not been immune to the recession, its continued profitability illustrates its long tradition of strength and consistency.

Significant Factors Affecting Earnings in 2008
Major factors in the decrease in 2008 income as compared to 2007 were an increase in the provision for loan losses and a one-time write-off consisting of $165 thousand for an undeveloped branch site as well as the establishment of a $263 thousand valuation reserve for OREO. In addition, the Bank opened a branch office in the Hilltop section of Virginia Beach in January 2008. The opening of the Hilltop branch negatively impacted 2008 earnings due to pre-opening expenses that have not been completely offset by the new branch's earnings. Over the long term, the Hilltop branch is expected to be accretive to earnings.

On September 10, 2007, the Bank entered into a joint venture agreement with Tidewater Mortgage Services, Inc. to provide mortgage origination services. Under the terms of the agreement, the joint venture is called Old Point Mortgage, LLC and is headquartered in Hampton. The Bank owns 49% of Old Point Mortgage, LLC. Tidewater Mortgage Services, Inc. owns 51% of Old Point Mortgage, LLC and is the managing member. Earnings from this joint venture were minimal in 2008 but are expected to increase in 2009 as Old Point Mortgage, LLC has been approved to originate Federal Housing Administration (FHA) loans.

Critical Accounting Estimates
The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP) and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations. The accounting policy that required management's most difficult, subjective or complex judgments is the Company's Allowance for Loan Losses, which is described below.

Allowance for Loan Losses
The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on three basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance and (iii) U.S. Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," which requires adequate documentation to support the allowance for loan losses estimate.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either SFAS No. 5 or SFAS No. 114. Management's estimate of each SFAS No. 5 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

The Company adopted SFAS No. 114, which has been amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. SFAS No. 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific reserves are determined on a loan-by-loan basis based on management's evaluation of the Company's exposure for each credit, given the current payment status of the loan and the net market value of any underlying collateral.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustment to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Income Taxes
The Company recognizes expense for federal income and state bank franchise taxes payable as well as deferred federal income taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated financial statements. Income and franchise tax returns are subject to audit by the Internal Revenue Service and state taxing authorities. Income and franchise tax expense for current and prior periods is subject to adjustment based on the outcome of such audits. The Company believes it has adequately provided for all taxes payable.

Earnings Summary
Net income was $6.8 million, or $1.38 diluted earnings per share in 2008 compared to $8.0 million, or $1.59 diluted earnings per share in 2007 and $7.0 million, or $1.39 diluted earnings per share in 2006. Management was able to improve the net interest margin during 2008. During 2008, proceeds from maturing lower yielding investments were used to fund loan growth and retire higher cost Federal Home Loan Bank (FHLB) advances.

Return on average assets was 0.82% in 2008, 0.97% in 2007 and 0.88% in 2006. Return on average equity was 8.26% in 2008, 10.29% in 2007 and 9.68% in 2006.

Net Interest Income
The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund them. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The net interest margin is calculated by dividing tax equivalent net interest income by average earning assets. Net interest income, on a fully tax equivalent basis, was $28.0 million in 2008, up $1.7 million from 2007 and up $2.6 million from 2006. The net interest margin was 3.61% in 2008 as compared to 3.42% in 2007 and 3.42% in 2006.

Tax equivalent interest income decreased $2.7 million, or 5.41%, in 2008. Average earning assets grew $4.0 million, or 0.51%. Total average loans increased $35.2 million, or 6.00%, while average investment securities decreased $28.7 million, or 17.51%. The yield on earning assets decreased in 2008 by 38 basis points primarily due to decreasing yields in the loan portfolio.

Interest expense decreased $4.3 million, or 18.60% in 2008, while average interest-bearing liabilities decreased $5.8 million, or 0.90% in 2008. The cost of interest-bearing liabilities decreased 64 basis points due to lower interest rates.

The following table shows an analysis of average earning assets, interest-bearing liabilities and rates and yields. Nonaccrual loans are included in loans outstanding.

TABLE I

AVERAGE BALANCE SHEETS, NET INTEREST INCOME* AND RATES*

Years ended December 31,	2008			2007			2006		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
					(in thousands)				
ASSETS									
Loans	$ 622,883	$ 40,941	6.57%	$ 587,645	$ 41,964	7.14%	$ 543,136	$ 37,520	6.91%
Investment securities:									
Taxable	115,687	4,318	3.73%	136,937	4,893	3.57%	160,108	5,533	3.46%
Tax-exempt	19,481	1,402	7.20%	26,914	1,890	7.02%	31,113	2,189	7.04%
Total investment securities	135,168	5,720	4.23%	163,851	6,783	4.14%	191,221	7,722	4.04%
Federal funds sold	17,653	387	2.19%	20,255	994	4.91%	9,198	467	5.08%
Total earning assets	775,704	47,048	6.07%	771,751	49,741	6.45%	743,555	45,709	6.15%
Reserve for loan losses	(5,269)			(5,092)			(4,588)		
	770,435			766,659			738,967		
Cash and due from banks	12,715			13,531			14,695		
Bank premises and equipment, net	29,331			26,686			23,322		
Other assets	20,052			17,851			17,383		
Total assets	$ 832,533			$ 824,727			$ 794,367		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Time and savings deposits:									
Interest-bearing transaction accounts	$ 10,271	$ 14	0.14%	$ 10,658	$ 27	0.25%	$ 9,210	$ 24	0.26%
Money market deposit accounts	139,109	977	0.70%	149,518	2,279	1.52%	150,950	2,063	1.37%
Savings accounts	37,832	103	0.27%	38,698	196	0.51%	40,612	203	0.50%
Time deposits, $100,000 or more	122,666	4,766	3.89%	111,650	5,481	4.91%	106,227	4,071	3.83%
Other time deposits	203,208	8,242	4.06%	187,198	8,468	4.52%	157,133	6,932	4.41%
Total time and savings deposits	513,086	14,102	2.75%	497,722	16,451	3.31%	464,132	13,293	2.86%
Federal funds purchased, repurchase agreements and other borrowings	50,749	877	1.73%	51,882	1,970	3.80%	51,167	1,913	3.74%
Federal Home Loan Bank advances	78,038	4,027	5.16%	98,085	4,928	5.02%	105,386	5,070	4.81%
Total interest-bearing liabilities	641,873	19,006	2.96%	647,689	23,349	3.60%	620,685	20,276	3.27%
Demand deposits	104,954			96,475			98,622		
Other liabilities	3,511			3,084			2,520		
Total liabilities	750,338			747,248			721,827		
Stockholders' equity	82,195			77,479			72,540		
Total liabilities and stockholders' equity	$ 832,533			$ 824,727			$ 794,367		
Net interest margin		$ 28,042	3.61%		$ 26,392	3.42%		$ 25,433	3.42%

* Computed on a fully tax-equivalent basis using a 34% rate.

The following table summarizes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities and changes in interest rates.

TABLE II
VOLUME AND RATE ANALYSIS*
(in thousands)

	2008 vs. 2007 Increase (Decrease) Due to Changes in:			2007 vs. 2006 Increase (Decrease) Due to Changes in:			2006 vs. 2005 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
EARNING ASSETS:									
Loans	$ 2,517	$ (3,540)	$ (1,023)	$ 3,075	$ 1,369	$ 4,444	$ 6,006	$ 2,473	$ 8,479
Investment Securities:									
Taxable	(759)	184	(575)	(801)	161	(640)	(142)	139	(3)
Tax-exempt	(522)	34	(488)	(295)	(4)	(299)	(357)	(38)	(395)
Total investment securities	(1,281)	218	(1,063)	(1,096)	157	(939)	(499)	101	(398)
Federal funds sold	(128)	(479)	(607)	561	(34)	527	27	170	197
Total earning assets	1,108	(3,801)	(2,693)	2,540	1,492	4,032	5,534	2,744	8,278
INTEREST-BEARING LIABILITIES:									
Interest-bearing transaction accounts	(1)	(12)	(13)	4	(1)	3	2	(0)	2
Money market deposit accounts	(159)	(1,143)	(1,302)	(20)	236	216	52	815	867
Savings accounts	(4)	(89)	(93)	(10)	3	(7)	(10)	(0)	(10)
Time deposits, $100,000 or more	441	(1,156)	(715)	208	1,202	1,410	803	901	1.704
Other time deposits	624	(850)	(226)	1,326	210	1,536	509	1,803	2,312
Total time and savings deposits	901	(3,250)	(2,349)	1,508	1,650	3,158	1,356	3,519	4,875
Federal funds purchased, repurchase agreements and other borrowings	(43)	(1,050)	(1,093)	27	30	57	1	752	753
Federal Home Loan Bank advances	(1,007)	106	(901)	(351)	209	(142)	1,823	504	2,327
Total interest-bearing liabilities	(149)	(4,194)	(4,343)	1,184	1,889	3,073	3,180	4,775	7,955
Change in net interest income	$ 1,257	$ 393	$ 1,650	$ 1,356	$ (397)	$ 959	$ 2,354	$ (2,031)	$ 323

* Computed on a fully tax-equivalent basis using a 34% rate.

Interest Sensitivity

An important element of earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. This gap can be managed by repricing assets or liabilities, which are variable rate instruments, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of the asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge interest rate risk and to minimize the impact of rising or falling interest rates on net interest income.

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generating and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors. The Company uses computer simulations to measure the effect of various interest rate scenarios on net interest income. This modeling reflects interest rate changes and the related impact on net interest income and net income over specified time horizons.

Based on scheduled maturities only, the Company was liability sensitive at the one-year timeframe as of December 31, 2008. It should be noted, however, that non-maturing deposit liabilities, which consist of interest checking, money market and savings accounts, are less interest sensitive than other market driven deposits. On December 31, 2008 non-maturing deposit liabilities totaled $187.1 million, or 29.89%, of total interest-bearing liabilities. In a rising rate environment these deposit rates have historically lagged behind the changes in earning asset rates, thus mitigating the impact from the liability sensitivity position. The asset/liability model allows the Company to reflect the fact that non-maturing deposits are less rate sensitive than other deposits by using a decay rate. The decay rate is a type of artificial maturity that simulates maturities for non-maturing deposits over the number of months that more closely reflects historic data. Using the decay rate, the model reveals that the Company is asset sensitive.

When the Company is liability sensitive, net interest income should decrease if interest rates rise since liabilities will reprice faster than assets. Conversely, if interest rates fall, net interest income should increase, depending on the optionality (prepayment speeds) of the assets. When the Company is asset sensitive, net interest income should rise if rates rise and should fall if rates fall.

The most likely scenario represents the rate environment as management forecasts it to occur. Management uses a "static" test to measure the effects of changes in interest rates on net interest income. This test assumes that management takes no steps to adjust the balance sheet to respond to the shock by repricing assets/liabilities, as discussed in the first paragraph of this section.

Under the rate environment forecasted by management, rate shocks in 50 to 100 basis point increments are applied to see the impact on the Company's earnings. The rate shock model reveals that a 50 basis point decrease in rates would cause an approximate 1.87% annual decrease in net income. The rate shock model reveals that a 100 basis point rise in rates would cause an approximate 3.11% annual increase in net income and that a 200 basis point rise in rates would cause an approximate 5.86% annual increase in net income.

TABLE III
INTEREST SENSITIVITY ANALYSIS

As of December 31, 2008 (in thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Uses of funds					
Federal funds sold	$ 17,814	$ -	$ -	$ -	$ 17,814
Taxable investments	8,913	20,252	55,308	921	85,394
Tax-exempt investments	500	2,104	8,474	3,583	14,661
Total investments	27,227	22,356	63,782	4,504	117,869
Loans					
Commercial	32,908	3,783	19,845	13,816	70,352
Tax-exempt	-	-	-	2,738	2,738
Consumer	2,468	2,580	26,982	8,760	40,790
Real estate	119,322	28,493	282,820	90,204	520,839
Other	1,373	547	312	501	2,733
Total loans	156,071	35,403	329,959	116,019	637,452
Total earning assets	$ 183,298	$ 57,759	$ 393,741	$ 120,523	$ 755,321
Sources of funds					
Interest-bearing transaction accounts	$ 12,902	$ -	$ -	$ -	$ 12,902
Money market deposit accounts	135,791	-	-	-	135,791
Savings accounts	38,412	-	-	-	38,412
Time deposits $100,000 or more	32,591	69,934	25,237	-	127,762
Other time deposits	37,648	96,730	73,524	-	207,902
Federal funds purchased, repurchase agreements and other borrowings	33,282	-	-	-	33,282
FHLB advances	70,000	-	-	-	70,000
Total interest bearing liabilities	$ 360,626	$ 166,664	$ 98,761	$ -	$ 626,051
Rate sensitivity GAP	$ (177,328)	$ (108,905)	$ 294,980	$ 120,523	$ 129,270
Cumulative GAP	$ (177,328)	$ (286,233)	$ 8,747	$ 129,270	

Provision for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the loan portfolio.

The provision for loan losses was $2.4 million in 2008 as compared to $1.0 million in 2007 and $1.2 million in 2006.

Loans that were charged off during 2008 totaled $1.6 million compared to $1.0 million in 2007 and $1.2 million in 2006. Recoveries amounted to $463 thousand in 2008, $381 thousand in 2007 and $331 thousand in 2006. The Company's net loans charged off to year-end loans were 0.18% in 2008, 0.11% in 2007, and 0.15% in 2006. The allowance for loan losses, as a percentage of year-end loans, was 1.00% in 2008, 0.86% in 2007, and 0.82% in 2006.

As of December 31, 2008, nonperforming assets totaled $14.9 million, up from $3.2 million at year-end 2007. The December 2008 total consisted of $3.8 million of other real estate, $6.6 million in troubled debt restructured, $3.5 million in loans still accruing interest but past due 90 days or more, and $1.0 million in nonaccrual loans. The $3.8 million of other real estate consisted of the following:

Other Real Estate Owned
(in thousands)

Construction, land development, and other land	$	1,015
1-4 family residential properties		1,236
Nonfarm nonresidential properties		1,500
Total	$	3,751

Loans still accruing interest but past due 90 days or more increased to $3.5 million as of December 31, 2008 compared to $623 thousand as of December 31, 2007. Although nonperforming assets as of December 31, 2008 were approximately $11.7 million higher than December 31, 2007, $5.3 million of this increase is due to an increase in troubled debt restructured.

Impaired loans increased to $12.9 million from $8.0 million as of December 31, 2007 as detailed in Note 4 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K. As shown in Note 4, the majority of these loans are collateralized.

Noninterest Income

Noninterest income increased $236 thousand, or 1.89%, in 2008 from 2007 compared to an increase of $1.1 million, or 9.55%, in 2007 from 2006. Income from fiduciary activities was down slightly. The gain on disposal of premises and equipment is primarily attributed to a $230 thousand gain on the sale of a Bank building that was no longer needed. The reduction in other operating income is attributed to the closing of the Company's in-house brokered mortgage department at the Bank in the fall of 2007.

Noninterest Expenses

Noninterest expenses increased by $2.4 million, or 9.04%, in 2008 over 2007 after increasing $850 thousand, or 3.38%, in 2007 over 2006. $1.1 million of this increase was in the category of salaries and employee benefits which increased by 6.97%. This increase is due to annual salary increases and an increase of 21 full-time equivalent employees over 2007.

Occupancy and equipment expense increased $263 thousand, or 7.23%, over 2007. The increase is related to the Hilltop Branch that was opened in January 2008.

The $428 thousand loss on write down of other real estate owned consists of two items. During the fourth quarter of 2008 the Company had a one-time write-off consisting of $165 thousand for an undeveloped branch site as well as the establishment of a $263 thousand valuation reserve for foreclosed property currently held as other real estate owned.

The remaining increase in noninterest expense is attributed to data processing, advertising, customer development and other costs. The majority of the data processing increase is related to increased debit card and ATM interchange costs and providing key employees with data processing devices that allow them access to their email when they are not in the office. Most of the increase in marketing and customer development costs can be attributed to the grand opening of the Hilltop Branch, the initiation of a contract related to ATMs in a chain of drug stores throughout Hampton Roads and higher contributions to non-profit organizations. Increases in foreclosed property and repossessed asset expense, FDIC insurance costs, courier expense, Federal Reserve costs and director fees account for the majority of the increase in the category titled Other.

Balance Sheet Review

At December 31, 2008, the Company had total assets of $835.0 million, an increase of 1.51% from $822.6 million at December 31, 2007. Net loans as of December 31, 2008 were $631.0 million, an increase of 6.59% from $592.0 million at December 31, 2007.

Total investment securities at December 31, 2008 were $104.8 million, a decrease of 20.48% from $131.8 million on December 31, 2007. The Company's goal is to provide maximum return on the investment portfolio within the framework of its asset/liability objectives. The objectives include managing interest sensitivity, liquidity and pledging requirements.

During 2008, as in 2007, one of the Company's strategic goals was to restructure the balance sheet in order to improve the net interest margin. The use of proceeds from maturing lower-yielding investments to fund loan growth was part of this strategy. In addition, during 2008, the Company used funds from low-yielding maturing securities to pay down $10.0 million of its FHLB advances.

At December 31, 2008, total deposits increased to $646.5 million, an increase of 8.45% from $596.2 million on December 31, 2007. Noninterest-bearing deposits increased $27.8 million or 28.95% at year-end 2008 over 2007. Savings and time deposits increased $22.6 million, or 4.51% in 2008 over 2007. In 2008, the Bank joined the Certificate of Deposit Account Registry Service network (CDARS), a service that allows member banks to share FDIC insurance coverage for their customers. As a result, a customer's deposit is fully FDIC-insured up to $50.0 million. Only certificates of deposit can be placed through CDARS; all other account types are ineligible. Also in 2008, the Bank introduced new time deposit products to attract additional deposits.

Investment Portfolio
The following table sets forth a summary of the investment portfolio:

TABLE IV

INVESTMENT PORTFOLIO

As of December 31,	2008	2007	2006
		(in thousands)	
Available-for-sale securities, at fair value:			
U.S. Treasury securities	$ 400	$ 988	$ 981
Obligations of U.S. Government agencies	78,112	95,711	146,086
Obligations of state and political subdivisions	15,115	25,341	29,615
Mortgage-backed securities	2,453	-	-
Money market investments	908	1,604	721
Other marketable equity securities	-	9	22
	$ 96,988	$ 123,653	$ 177,425
Held-to-maturity securities, at cost:			
Obligations of U.S. Government agencies	$ 2,600	$ 2,300	$ 2,700
Obligations of state and political subdivisions	467	604	732
	$ 3,067	$ 2,904	$ 3,432
Restricted securities:			
Federal Home Loan Bank stock	4,622	5,115	7,094
Federal Reserve Bank stock	169	169	169
	$ 4,791	$ 5,284	$ 7,263
Total	$ 104,846	$ 131,841	$ 188,120

The following table summarizes the contractual maturity of the investment portfolio and their weighted average yields as of December 31, 2008:

	1 year or less	1-5 years	5-10 years	Over 10 years	Total
			(in thousands)		
U.S. Treasury securities	$ 400	$ -	$ -	$ -	$ 400
Weighted average yield	0.99%	-	-	-	0.99%
Obligations of U.S. Government agencies	$ 27,857	$ 52,855	$ -	$ -	$ 80,712
Weighted average yield	3.05%	3.57%	-	-	3.39%
Obligations of state and political subdivisions	$ 2,604	$ 8,474	$ 3,583	$ 921	$ 15,582
Weighted average yield	4.65%	4.61%	4.58%	6.37%	4.72%
Mortgage-backed securities	$ -	$ 2,453	$ -	$ -	$ 2,453
Weighted average yield	-	3.87%	-	-	3.87%
Money market investments	$ 908	$ -	$ -	$ -	$ 908
Weighted average yield	3.55%	-	-	-	3.55%
Federal Home Loan Bank stock - restricted	$ -	$ -	$ -	$ 4,622	$ 4,622
Weighted average yield	-	-	-	4.14%	4.14%
Federal Reserve Bank stock - restricted	$ -	$ -	$ -	$ 169	$ 169
Weighted average yield	-	-	-	6.00%	6.00%
Total securities	$ 31,769	$ 63,782	$ 3,583	$ 5,712	$ 104,846
Weighted average yield	3.17%	3.72%	4.58%	4.56%	3.63%

Yields are calculated on a fully tax-equivalent basis using a 34% rate.

Loan Portfolio

The following table shows a breakdown of total loans by type at December 31 for years 2004 through 2008:

TABLE V

LOAN PORTFOLIO

As of December 31,	2008	2007	2006	2005	2004
			(in thousands)		
Commercial and other	$ 73,086	$ 70,741	$ 67,697	$ 63,224	$ 56,231
Real estate construction	60,604	56,007	81,227	36,517	44,228
Real estate mortgage	460,235	415,492	367,808	325,677	263,096
Tax exempt	2,738	2,992	3,191	2,376	2,568
Installment loans to individuals	40,789	51,912	63,670	66,903	67,130
Total	$ 637,452	$ 597,144	$ 583,593	$ 494,697	$ 433,253

Based on the North American Industry Classification System code, there are no categories of loans that exceed 10%

of total loans other than the categories disclosed in the preceding table.

The maturity distribution and rate sensitivity of certain categories of the Bank's loan portfolio at December 31, 2008 is presented below:

TABLE VI

MATURITY SCHEDULE OF SELECTED LOANS

December 31, 2008	Within 1 year	1 to 5 years	After 5 years	Total
		(in thousands)		
Commercial and other	$ 38,366	$ 20,402	$ 14,318	$ 73,086
Real estate construction	50,683	9,921	-	60,604
Total	$ 89,049	$ 30,323	$ 14,318	$ 133,690
Loans due after 1 year with:				
Fixed interest rate	$ -	$ 28,722	$ 14,318	$ 43,040
Variable interest rate	$ -	$ 1,601	$ -	$ 1,601

The following table presents information concerning the aggregate amount of nonaccrual, past due loans and troubled debt restructured as of December 31 for the years 2004 through 2008:

TABLE VII

NONACCRUAL, PAST DUE AND TROUBLED DEBT RESTRUCTURED LOANS

As of December 31,	2008	2007	2006	2005	2004
			(in thousands)		
Nonaccrual loans	$ 1,045	$ 84	$ 458	$ 308	$ 402
Loans past due 90 days or more and accruing interest	3,529	623	826	935	1,122
Troubled debt restructured	6,594	1,321	-	-	1,806
Interest income that would have been recorded under original loan terms	244	79	38	66	42
Interest income recorded for the period	185	105	24	35	35

Loans are placed in nonaccrual status if principal or interest has been in default for a period of 90 days or more unless the obligation is both well secured and in the process of collection. A debt is "well secured" if it is secured (i) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt in full or (ii) by the guaranty of a financially responsible party. A debt is "in the process of collection" if collection of the debt is proceeding in due course either through legal action, including judgment enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status.

Potential problem loans consist of loans that, because of potential credit problems of the borrowers, have caused management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. At December 31, 2008 such problem loans, not included in Table VII, amounted to approximately $4.8 million.

Summary of Loan Loss Experience

The determination of the balance of the Allowance for Loan Losses is based upon a review and analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for possible future losses. Management's review includes monthly analysis of past due and nonaccrual loans and detailed periodic loan by loan analyses.

The principal factors considered by management in determining the adequacy of the allowance are the growth and composition of the loan portfolio, historical loss experience, the level of nonperforming loans, economic conditions, the value and adequacy of collateral, and the current level of the allowance.

The following table shows an analysis of the Allowance for Loan Losses for the years 2004 through 2008:

TABLE VIII

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2008	2007	2006	2005	2004
			(in thousands)		
Balance at the beginning of period	$ 5,130	$ 4,784	$ 4,448	$ 4,303	$ 4,832
Charge-offs:					
Commercial, financial and agricultural	190	87	223	76	468
Real estate construction	-	-	-	-	4
Real estate mortgage	401	71	69	108	327
Consumer loans	649	501	558	584	702
Other loans	347	376	345	507	229
Total charge-offs	1,587	1,035	1,195	1,275	1,730
Recoveries:					
Commercial, financial and agricultural	118	23	49	21	29
Real estate mortgage	6	89	6	9	36
Consumer loans	183	126	138	230	220
Other loans	156	143	138	110	66
Total recoveries	463	381	331	370	351
Net charge-offs	1,124	654	864	905	1,379
Provision for loan loss	2,400	1,000	1,200	1,050	850
Balance at end of period	$ 6,406	$ 5,130	$ 4,784	$ 4,448	$ 4,303
Selected loan loss statistics					
Loans (net of unearned income):					
End of period balance	$ 637,452	$ 597,144	$ 583,593	$ 494,697	$ 433,253
Average balance	$ 622,883	$ 587,645	$ 543,136	$ 450,053	$ 418,781
Net charge-offs to average total loans	0.18%	0.11%	0.16%	0.20%	0.32%
Provision for loan losses to average total loans	0.39%	0.17%	0.22%	0.23%	0.20%
Provision for loan losses to net charge-offs	213.52%	152.91%	138.89%	116.02%	61.64%
Allowance for loan losses to period end loans	1.00%	0.86%	0.82%	0.90%	0.99%
Earnings to loan loss coverage*	10.53	18.56	12.54	12.10	9.17

* Income before taxes plus provision for loan losses, divided by net charge-offs.

The following table shows the amount of the Allowance for Loan Losses (ALL) allocated to each category at December 31 for the years 2004 through 2008. Although the ALL is allocated into these categories, the entire ALL is available to cover loan losses in any category. For example, if real estate construction loans experienced losses of $40 thousand, the ALL could handle these losses even though only $31 thousand is allocated to that category.

TABLE IX

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2008		2007		2006		2005		2004	
	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans
					(in thousands)					
Commercial and other	1,467	11.9%	1,305	12.6%	1,668	12.2%	1,426	13.3%	1,207	13.6%
Real estate construction	31	9.5%	67	9.4%	55	13.9%	31	7.4%	18	10.2%
Real estate mortgage	4,318	72.2%	3,116	69.4%	2,398	63.0%	2,224	65.8%	1,957	60.7%
Consumer	590	6.4%	642	8.7%	663	10.9%	767	13.5%	1,014	15.5%
Unallocated	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	107	N/A
Total	$ 6,406	100.0%	$ 5,130	100.0%	$ 4,784	100.0%	$ 4,448	100.0%	$ 4,303	100.0%

Deposits

The following table shows the average balances and average rates paid on deposits for the years ended December 31, 2008, 2007 and 2006.

TABLE X

DEPOSITS

Years ended December 31,	2008		2007		2006	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(in thousands)			
Interest-bearing transaction accounts	$ 10,271	0.14%	$ 10,658	0.25%	$ 9,210	0.26%
Money market deposit accounts	139,109	0.70%	149,518	1.52%	150,950	1.37%
Savings accounts	37,832	0.27%	38,698	0.51%	40,612	0.50%
Time deposits, $100,000 or more	122,666	3.89%	111,650	4.91%	106,227	3.83%
Other time deposits	203,208	4.06%	187,198	4.52%	157,133	4.41%
Total interest-bearing deposits	513,086	2.75%	497,722	3.31%	464,132	2.86%
Demand deposits	104,954		96,475		98,622	
Total deposits	$ 618,040		$ 594,197		$ 562,754	

The following table shows time deposits in amounts of $100,000 or more as of December 31, 2008, 2007 and 2006 by time remaining until maturity.

TABLE XI

TIME DEPOSITS OF $100,000 OR MORE

As of December 31,	2008	2007	2006
		(in thousands)	
Maturing in:			
3 months or less	$ 31,675	$ 43,827	$ 34,561
3 through 6 months	30,987	27,797	19,826
6 through 12 months	39,147	24,525	26,779
Greater than 12 months	25,953	22,467	26,523
	$ 127,762	$ 118,616	$ 107,689

Return on Equity and Assets

The return on average stockholders' equity and assets, the dividend pay-out ratio, and the average equity to average assets ratio for the past three years are presented below.

Years Ended December 31,	2008	2007	2006
Return on average assets	0.82%	0.97%	0.88%
Return on average equity	8.26%	10.29%	9.68%
Dividend pay-out ratio	47.66%	37.78%	39.76%
Average equity to average assets	9.87%	9.39%	9.13%

Capital Resources

Total stockholders' equity as of December 31, 2008 was $82.9 million, up 4.00% from $79.7 million on December 31, 2007. The Company's capital position remains strong as evidenced by the regulatory capital measurements. Under the banking regulations, Total Capital is composed of core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common stockholders' equity less goodwill. Tier 2 capital consists of certain qualifying debt and a qualifying portion of the allowance for loan losses. The following is a summary of the Company's capital ratios for 2008, 2007 and 2006. As shown below, these ratios were all well above the regulatory minimum levels.

	2008 Regulatory Minimums	2008	2007	2006
Tier 1	4.00%	12.48%	12.64%	12.41%
Total Capital	8.00%	13.44%	13.45%	13.18%
Tier 1 Leverage	4.00%	10.00%	9.67%	9.19%

Year-end book value was $16.90 in 2008 and $16.24 in 2007. Cash dividends were $3.2 million, or $0.66 per share in 2008 and $3.0 million, or $0.61 per share in 2007. The common stock of the Company has not been extensively traded. The table below shows the high and low sales prices for each quarter of 2008 and 2007. The stock is quoted on the NASDAQ Capital Market under the symbol "OPOF" and the prices below are based on trade information as reported by The NASDAQ Stock Market, LLC. There were 1,233 stockholders of record of the Company as of December 31, 2008. This stockholder count does not include stockholders who hold their stock in a nominee registration.

The following is a summary of the quarterly dividends paid and high and low market prices on Old Point Financial Corporation common stock for 2008 and 2007. The share data is adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

	2008			2007		
		Market Price			Market Price	
	Dividend	High	Low	Dividend	High	Low
1st Quarter	$ 0.16	$ 20.95	$ 16.43	$ 0.14	$ 23.16	$ 21.20
2nd Quarter	$ 0.16	$ 19.03	$ 16.25	$ 0.15	$ 22.38	$ 20.40
3rd Quarter	$ 0.17	$ 22.00	$ 16.00	$ 0.16	$ 21.00	$ 16.78
4th Quarter	$ 0.17	$ 20.99	$ 16.05	$ 0.16	$ 20.47	$ 17.43

Liquidity

Liquidity is the ability of the Company to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities and loans maturing within one year.

In addition, secondary sources are available through the use of borrowed funds if the need should arise. The Company's sources of funds include a large stable deposit base and secured advances from the FHLB. As of December 31, 2008, the Company had $179.2 million in FHLB borrowing availability. The Company has available short-term unsecured borrowed funds in the form of federal funds with correspondent banks. As of year-end 2008, the Company had $40.0 million available in federal funds to handle any short-term borrowing needs.

As a result of the Company's management of liquid assets, availability of borrowed funds and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' future borrowing needs.

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2008 and December 31, 2007. Dividing the total sources of liquidity by the outstanding commitments for use of liquidity derives the liquidity coverage ratio.

LIQUIDITY SOURCES AND USES

(in thousands)

	December 31, 2008			December 31, 2007		
	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds lines of credit	$ 40,000	$ -	$ 40,000	$ 40,000	$ -	$ 40,000
Federal Home Loan Bank advances	249,234	70,000	179,234	245,352	80,000	165,352
Federal funds sold			17,814			35,197
Securities, available for sale and unpledged at fair value			12,405			29,062
Total short-term funding sources			$ 249,453			$ 269,611
Uses:						
Unfunded loan commitments and lending lines of credit			32,856			43,926
Letters of credit			1,708			1,650
Commitments to purchase assets			1,775			708
Anticipated decline in borrowed funds (demand note)			427			315
Total potential short-term funding uses			$ 36,766			$ 46,599
Liquidity coverage ratio			678.5%			578.6%

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of the Company. Nor is management aware of any current recommendations by regulatory authorities that would have a material affect on liquidity, capital resources or operations. The Company's internal sources of such liquidity are deposits, loan and investment repayments and securities available for sale. The Company's primary external source of liquidity is advances from the FHLB of Atlanta.

Effects of Inflation

Management believes that the key to achieving satisfactory performance in an inflationary environment is its ability to maintain or improve its net interest margin and to generate additional fee income. The Company's policy of investing in and funding with interest-sensitive assets and liabilities is intended to reduce the risks inherent in a volatile inflationary economy.

Off-Balance Sheet Lending Related Commitments

The Company had $108.5 million in consumer and commercial commitments at December 31, 2008. The Company also had $5.5 million at December 31, 2008 in letters of credit that the Bank will fund if certain future events occur. It is expected that only a portion of these commitments will ever actually be funded.

Management believes that the Company has the liquidity and capital resources to handle these commitments in the normal course of business. See Note 13 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K.

Contractual Obligations

In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table provides the Company's contractual obligations as of December 31, 2008:

(in thousands) *Contractual Obligations*	*Total*	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
Short-Term Debt Obligations	$ 33,282	$ 33,282	---	---	---
Long-Term Debt Obligations	$ 70,000	$ 5,000	$ 40,000	---	$ 25,000
Operating Lease Obligations	$ 922	$ 331	$ 558	$ 33	---
Commitment to purchase assets	$ 1,775	$ 1,775	---	---	---
Total contractual cash obligations excluding deposits	**$ 105,979**	**$ 40,388**	**$ 40,558**	**$ 33**	**$ 25,000**
Deposits	$ 646,524	$ 545,392	$ 94,101	$ 7,031	---
Total	**$ 752,503**	**$ 585,780**	**$ 134,659**	**$ 7,064**	**$ 25,000**

Short-term debt obligations include federal funds purchased, repurchase agreements and U.S. Treasury demand note. As of December 31, 2008, the long-term debt obligations of FHLB advances decreased to $70.0 million as compared to $80.0 million as of December 31, 2007.

Short-Term Borrowings

Short-term borrowings consist of the following at December 31, 2008, 2007 and 2006:

TABLE XII

SHORT-TERM BORROWINGS

	2008		2007		2006	
	Balance	Rate	Balance	Rate	Balance	Rate
			(in thousands)			
Balance at December 31,						
Repurchase agreements	$ 32,855	0.85%	$ 63,691	3.43%	$ 56,696	3.99%
U.S. Treasury demand notes and other borrowed money	427	0.00%	534	4.00%	357	5.00%
Total	$ 33,282	0.84%	$ 64,225	3.43%	$ 57,053	4.00%
Average daily balance at December 31,						
Federal funds purchased	$ 1,066	2.31%	$ 503	5.59%	$ 2,863	4.96%
Repurchase agreements	49,194	1.72%	50,967	3.77%	47,682	3.66%
U.S. Treasury demand notes and other borrowed money	489	1.39%	412	4.79%	622	4.71%
Total	$ 50,749	1.73%	$ 51,882	3.80%	$ 51,167	3.74%
Maximum month-end outstanding balance:						
Federal funds purchased	$ 9,000		$ -		$ 11,100	
Repurchase agreements	$ 60,385		$ 64,783		$ 56,696	
U.S. Treasury demand notes and other borrowed money	$ 1,944		$ 1,886		$ 1,256	

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This information is incorporated herein by reference from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", on pages 14 through 30 of this report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and related footnotes of the Company are presented below followed by the financial statements of the Parent.

Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Old Point Financial Corporation and subsidiaries
Hampton, Virginia

We have audited the accompanying consolidated balance sheets of Old Point Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Point Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Old Point Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2009 expressed an unqualified opinion on the effectiveness of Old Point Financial Corporation and subsidiaries' internal control over financial reporting.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 5, 2009

Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Old Point Financial Corporation and subsidiaries
Hampton, Virginia

We have audited Old Point Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Old Point Financial Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Old Point Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board

(United States), the consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2008, 2007 and 2006 of Old Point Financial Corporation and subsidiaries and our report dated March 5, 2009 expressed an unqualified opinion.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 5, 2009

Old Point Financial Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(in thousands)	
Assets		
Cash and due from banks	$ 29,511	$ 16,367
Federal funds sold	17,814	35,197
Cash and cash equivalents	47,325	51,564
Securities available-for-sale, at fair value	96,988	123,653
Securities held-to-maturity		
(fair value approximates $3,116 and $2,947)	3,067	2,904
Restricted securities	4,791	5,284
Loans, net of allowance for loan losses of $6,406 and $5,130	631,046	592,014
Premises and equipment, net	27,143	27,002
Bank owned life insurance	14,018	12,801
Other real estate owned, net	3,751	1,119
Other assets	6,836	6,216
	$ 834,965	$ 822,557
Liabilities & Stockholders' Equity		
Deposits:		
Noninterest-bearing deposits	$ 123,755	$ 95,970
Savings deposits	187,105	185,823
Time deposits	335,664	314,372
Total deposits	646,524	596,165
Federal funds purchased, repurchase agreements and other borrowings	33,282	64,225
Federal Home Loan Bank advances	70,000	80,000
Accrued expenses and other liabilities	2,261	2,460
Total liabilities	752,067	742,850
Commitments and contingencies		
Stockholders' equity:		
Common stock, $5 par value, 10,000,000 shares authorized; 4,905,229 and 4,907,567 shares issued	24,526	24,538
Additional paid-in capital	15,506	15,357
Retained earnings	43,251	40,039
Accumulated other comprehensive loss	(385)	(227)
Total stockholders' equity	82,898	79,707
	$ 834,965	$ 822,557

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,		
	2008	2007	2006
	(in thousands, except per share data)		
Interest and Dividend Income:			
Interest and fees on loans	$ 40,870	$ 41,887	$ 37,440
Interest on federal funds sold	387	994	467
Interest on securities:			
Taxable	3,377	4,470	5,118
Tax-exempt	925	1,247	1,445
Dividends and interest on all other securities	942	423	415
Total interest and dividend income	46,501	49,021	44,885
Interest Expense:			
Interest on savings and interest-bearing demand deposits	1,095	2,502	2,290
Interest on time deposits	13,007	13,949	11,003
Interest on federal funds purchased, repurchase agreements and other borrowings	877	1,970	1,913
Interest on Federal Home Loan Bank advances	4,027	4,928	5,070
Total interest expense	19,006	23,349	20,276
Net interest income	27,495	25,672	24,609
Provision for loan losses	2,400	1,000	1,200
Net interest income, after provision for loan losses	25,095	24,672	23,409
Noninterest Income:			
Income from fiduciary activities	3,109	3,116	2,669
Service charges on deposit accounts	5,894	5,779	5,445
Other service charges, commissions and fees	2,587	2,480	2,197
Income from bank owned life insurance	716	622	547
Gain (loss) on disposal of premises and equipment	227	134	(8)
Gain (loss) on available-for-sale securities	(47)	3	9
Other operating income	236	352	539
Total noninterest income	12,722	12,486	11,398
Noninterest Expense:			
Salaries and employee benefits	17,041	15,931	15,192
Occupancy and equipment	3,903	3,640	3,514
Service fees	390	370	706
Data processing	996	878	738
Advertising	773	724	775
Customer development	752	696	684
Employee professional development	662	645	591
Loss on write down of other real estate owned	428	-	-
Other	3,431	3,139	2,973
Total noninterest expenses	28,376	26,023	25,173
Income before income taxes	9,441	11,135	9,634
Income tax expense	2,651	3,166	2,610
Net income	$ 6,790	$ 7,969	$ 7,024
Basic Earnings per Share *			
Average shares outstanding (in thousands)	4,904	4,957	4,990
Net income per share of common stock	$ 1.39	$ 1.61	$ 1.41
Diluted Earnings per Share *			
Average shares outstanding (in thousands)	4,935	4,998	5,061
Net income per share of common stock	$ 1.38	$ 1.59	$ 1.39

See Notes to Consolidated Financial Statements.

*Per share data has been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2008, 2007, and 2006

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(in thousands, except share data)					
Balance at December 31, 2005	4,013,553	$ 20,068	$ 14,320	$ 39,074	$ (2,406)	$ 71,056
Comprehensive income:						
Net income	-	-	-	7,024	-	7,024
Unrealized holding gains arising during the period (net of tax, $404)	-	-	-	0	785	785
Reclassification adjustment, (net of tax, $3)	-	-	-	-	(6)	(6)
Total comprehensive income		-	-	7,024	779	7,803
Adjustment to initially apply FASB Statement No. 158 (net of tax, $326) (in regards to pension plan)	-	-	-	-	(633)	(633)
Sale of common stock	12,215	61	358	(260)	-	159
Repurchase and retirement of common stock	(33,613)	(168)	-	(800)	-	(968)
Nonqualified stock options	-	-	41	-	-	41
Cash dividends ($.56 per share)	-	-	-	(2,793)	-	(2,793)
Balance at December 31, 2006	3,992,155	$ 19,961	$ 14,719	$ 42,245	$ (2,260)	$ 74,665
Comprehensive income:						
Net income	-	-	-	7,969	-	7,969
Unrealized holding gains arising during the period (net of tax, $914)	-	-	-	-	1,775	1,775
Reclassification adjustment, (net of tax, $1)	-	-	-	-	(2)	(2)
Pension liability adjustment (net of tax, $134)	-	-	-	-	260	260
Total comprehensive income		-	-	7,969	2,033	10,002
Sale of common stock	19,716	99	575	(500)	-	174
Repurchase and retirement of common stock	(90,310)	(452)	-	(1,731)	-	(2,183)
Stock split in the form of a 25% stock dividend	986,006	4,930	-	(4,930)	-	0
Cash paid in lieu of fractional shares	-	-	-	(4)	-	(4)
Nonqualified stock options	-	-	34	-	-	34
Stock compensation expense	-	-	29	-	-	29
Cash dividends ($.61 per share)	-	-	-	(3,010)	-	(3,010)
Balance at December 31, 2007	4,907,567	$ 24,538	$ 15,357	$ 40,039	$ (227)	$ 79,707
Comprehensive income:						
Net income	-	-	-	6,790	-	6,790
Unrealized holding gains arising during the period (net of tax, $256)	-	-	-	-	496	496
Reclassification adjustment (net of tax, $16)					31	31
Pension liability adjustment (net of tax benefit, $353)	-	-	-	-	(685)	(685)
Total comprehensive income (loss)	-	-	-	6,790	(158)	6,632
Adjustment to apply FASB Statement No.158 (net of tax, $11) (in regards to pension plan)	-	-	-	22	-	22
Adjustment to apply EITF 06-4 (net of tax, $144) (in regards to split-dollar life insurance)	-	-	-	(281)	-	(281)
Sale of common stock	3,062	15	37	(13)	-	39
Repurchase and retirement of common stock	(5,400)	(27)	-	(70)	-	(97)
Stock compensation expense	-	-	112	-	-	112
Cash dividends ($.66 per share)	-	-	-	(3,236)	-	(3,236)
Balance at December 31, 2008	4,905,229	$ 24,526	$ 15,506	$ 43,251	$ (385)	$ 82,898

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007	2006
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 6,790	$ 7,969	$ 7,024
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,768	1,688	1,589
Provision for loan losses	2,400	1,000	1,200
Net (gain) loss on sale of available-for-sale securities	47	(3)	(9)
Net accretion and amortization of securities	(73)	(64)	(54)
Net (gain) loss on disposal of premises and equipment	(227)	(134)	5
Net gain on sale of other real estate owned	-	(14)	-
Stock compensation expense	112	29	-
Valuation allownace on OREO properties	428	-	-
Deferred tax expense benefit	(565)	(183)	(36)
Increase in other assets	(2,536)	(2,516)	(850)
Increase (decrease) in other liabilities	(198)	333	184
Net cash provided by operating activities	7,946	8,105	9,053
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of available-for-sale securities	(90,091)	(47,415)	(6,977)
Purchases of held-to-maturity securities	(3,400)	(1,400)	(1,200)
Proceeds from maturities and calls of securities	113,291	104,217	14,387
Proceeds from sales of available-for-sale securities	8,066	3,630	2,860
Loans made to customers	(293,706)	(183,156)	(300,785)
Principal payments received on loans	249,215	167,756	211,026
Proceeds from sales of other real estate owned	-	254	-
Purchases of premises and equipment	(1,682)	(2,146)	(6,727)
Net cash provided by (used in) investing activities	(18,307)	41,740	(87,416)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in noninterest-bearing deposits	27,785	(683)	(2,033)
Increase (decrease) in savings deposits	1,282	(15,450)	5,440
Proceeds from the sale of time deposits	275,748	240,299	191,905
Payments for maturing time deposits	(254,456)	(216,415)	(143,641)
Increase (decrease) in federal funds purchased and repurchase agreements	(30,836)	6,995	7,785
Increase (decrease) in Federal Home Loan Bank advances	(10,000)	(45,000)	45,000
Increase (decrease) in interest-bearing demand notes and other borrowed money	(107)	178	(1,354)
Proceeds from issuance of common stock	39	174	159
Repurchase and retirement of common stock	(97)	(2,183)	(968)
Cash in lieu of shares	-	(4)	-
Effect of nonqualified stock options	-	34	41
Cash dividends paid on common stock	(3,236)	(3,010)	(2,793)
Net cash provided by (used in) financing activities	6,122	(35,065)	99,541
Net increase (decrease) in cash and cash equivalents	(4,239)	14,780	21,178
Cash and cash equivalents at beginning of period	51,564	36,784	15,606
Cash and cash equivalents at end of period	$ 47,325	$ 51,564	$ 36,784
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 19,667	$ 23,245	$ 19,463
Income tax	$ 3,275	$ 3,375	$ 2,625
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS			
Unrealized gain on investment securities	$ 752	$ 2,686	$ 1,180
Loans transferred to other real estate owned	$ 2,921	$ 955	$ -
Change in pension liability	$ (1,005)	$ (394)	$ 959
Adjustment to reflect change in accounting principle - split-dollar post retirement benefits	$ (425)	$ -	$ -

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of Old Point Financial Corporation (the Company) and its wholly-owned subsidiaries, The Old Point National Bank of Phoebus (the Bank) and Old Point Trust & Financial Services N.A. (Trust). All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS:
Old Point Financial Corporation is a holding company that conducts substantially all of its operations through two subsidiaries, The Old Point National Bank of Phoebus and Old Point Trust and Financial Services, N.A. The Bank services individual and commercial customers, the majority of which are in Hampton Roads. As of December 31, 2008, the Bank had 20 branch offices. The Bank offers a full range of deposit and loan products to its retail and commercial customers. Trust offers a full range of services for individuals and businesses. Products and services include retirement planning, estate planning, financial planning, trust accounts, tax services and investment management services.

USE OF ESTIMATES:
In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

CASH AND CASH EQUIVALENTS:
For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks and federal funds sold, all which mature within 90 days.

INVESTMENT SECURITIES:
SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in two categories and accounted for as follows:

- **Held-to-maturity** - Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

- **Available-for-sale** - Debt and equity securities not classified as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses reported as a component of comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

LOANS:
The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Hampton Roads. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES:
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in estimating specific and general losses in the portfolio.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS:
In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and lines of credit. Such financial instruments are recorded when they are funded.

OTHER REAL ESTATE OWNED:
Other real estate owned is carried at the lower of carrying amount or estimated fair value less cost to sell and consists of foreclosed real property and other property held for sale. The estimated fair value is reviewed periodically by management and any write-downs are charged against current earnings. Revenue and expenses and changes in the valuation allowance are included in net expenses from foreclosed assets.

PREMISES AND EQUIPMENT:
Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three to 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to five years. Depreciation and amortization are calculated on the straight-line method.

INCOME TAXES:
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the new deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable of the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

PENSION PLAN:
The Company has a non-contributory defined benefit pension plan. Effective September 30, 2006, the Company took action to freeze the plan. Benefits for participants will remain frozen in the plan until such time as further action occurs. No additional participants will be added to the plan.

Although the plan is frozen, contributions to the plan will continue using the Company's policy to fund the maximum amount of contributions allowed for tax purposes. The Company accrues an amount equal to its actuarially computed obligation under the plan.

The actuarial valuation was performed using the initial frozen liability method. Under this method, the Company's contribution equals the sum of the amount necessary to amortize the frozen initial liability (past service base) over a period of years and the normal cost of the plan.

STOCK COMPENSATION PLANS:
Share-based compensation arrangements include stock options, restricted stock plans, performance-based awards, stock appreciation rights and employee stock purchase plans. SFAS 123R, "Share-Based Payments", requires all share-based payments to employees to be valued using a fair value method on the date of grant and to be expensed based on that fair value over the applicable vesting period.

For additional information on stock-based compensation, see Note 9 of the Notes to Consolidated Financial Statements of this report on Form 10-K.

EARNINGS PER COMMON SHARE:
Basic earnings per share represents income available to common stockholders divided by the weighted-average

number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Per share data has been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007. Earnings per common share have been computed based on the following:

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Net Income applicable to common stock	$ 6,790	$ 7,969	$ 7,024
Average number of common shares outstanding	4,904	4,957	4,990
Effect of dilutive options	31	41	71
Average number of common shares outstanding used to calculate diluted earnings per common share	4,935	4,998	5,061

There were 188,210 anti-dilutive shares in 2008, 261,290 in 2007 and 87,000 in 2006.

TRUST ASSETS AND INCOME:
Securities and other property held by Trust in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

ADVERTISING EXPENSES:
Advertising expenses are expensed as incurred.

RECLASSIFICATIONS:
Certain amounts in the consolidated financial statements have been reclassified to conform with classifications adopted in the current year.

RECENT ACCOUNTING PRONOUNCEMENTS:
In September 2006, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force (EITF) Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). In March 2007, the FASB reached a consensus on EITF Issue 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," (EITF Issue 06-10). Both of these standards require a company to recognize an obligation over an employee's service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The Company adopted the provisions of these standards effective January 1, 2008. The Company charged $281 thousand to retained earnings (net of tax) and $26 thousand to expense in 2008 due to the adoption of these standards.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial

Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company adopted SFAS 159 effective January 1, 2008. The Company decided not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements, at this time.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements, at this time.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No.109, "Written Loan Commitments Recorded at Fair Value through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Implementation of SAB 110 did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133," (SFAS No. 161). SFAS No. 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS No. 161 is effective for the Company on January 1, 2009 and is not expected to have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, "Determination of the Useful Life of Intangible Assets" (FSP No. 142-3). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP No. 142-3 is effective for the Company on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The adoption of FSP No. 142-3 is not expected to have a material impact on the Company's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Management does not expect the adoption of the provision of SFAS No. 162 to have any impact on the Company's consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. The disclosures required by FSP 133-1 and FIN 45-4 will be effective for the Company on December 31, 2008 and are not expected to have a material impact on the Company's consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of the FSP will not affect the Company's financial condition, results of operations or cash flows.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the Company's consolidated financial statements.

NOTE 2. Restrictions on Cash and Amounts Due from Banks

The Company must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 2008 and 2007, the aggregate amount of daily average required reserves, net of vault cash, was approximately $350 thousand for both years.

Due to the Temporary Liquidity Guarantee Program, all of the deposits that the Company had at other financial institutions as of December 31, 2008 are fully insured by the FDIC.

NOTE 3. Securities Portfolio

At December 31, 2008, the securities portfolio was composed of securities classified as held-to-maturity and available-for-sale, in conjunction with SFAS 115. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, and securities available-for-sale are carried at fair value.

The amortized cost and fair value of securities held-to-maturity at December 31, 2008 and 2007 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2008				
Obligations of U. S. Government agencies	$ 2,600	$ 28	$ -	$ 2,628
Obligations of state and political subdivisions	467	21	-	488
	$ 3,067	$ 49	$ -	$ 3,116
December 31, 2007				
Obligations of U. S. Government agencies	$ 2,300	$ 7	$ (2)	$ 2,305
Obligations of state and political subdivisions	604	38	-	642
	$ 2,904	$ 45	$ (2)	$ 2,947

The amortized cost and fair values of securities available-for-sale at December 31, 2008 and 2007 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2008				
U. S. Treasury securities	$ 399	$ 1	$ -	$ 400
Obligations of U. S. Government agencies	77,241	871	-	78,112
Obligations of state and political subdivisions	14,959	156	-	15,115
Mortgage-backed securities	2,462	-	(9)	2,453
Money market investments	908	-	-	908
Total	$ 95,969	$ 1,028	$ (9)	$ 96,988
December 31, 2007				
U. S. Treasury securities	$ 986	$ 2	$ -	$ 988
Obligations of U. S. Government agencies	95,760	233	(282)	95,711
Obligations of state and political subdivisions	25,031	310	-	25,341
Money market investments	1,604	-	-	1,604
Other marketable equity securities	50	-	(41)	9
Total	$ 123,431	$ 545	$ (323)	$ 123,653

Securities with an amortized cost of $82.8 million and $91.8 million at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase, FHLB advances and for other purposes required or permitted by law.

The amortized cost and fair value of securities at December 31, 2008 by contractual maturity are shown below.

	December 31, 2008			
	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Due in one year or less	$ 30,252	$ 30,561	$ 300	$ 300
Due after one year through five years	60,340	61,015	2,767	2,816
Due after five years through ten years	3,554	3,583	-	-
Due after ten years	915	921	-	-
Total debt securities	95,061	96,080	3,067	3,116
Other securities without stated maturities	908	908	-	-
Total securities	$ 95,969	$ 96,988	$ 3,067	$ 3,116

Information pertaining to securities with gross unrealized losses at December 31, 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Year Ended December 31, 2008					
	Less Than Twelve Months		More Than Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in thousands)					
Securities Available-for-Sale						
Debt securities:						
Mortgage-backed securities	$ 9	$ 2,453	$ -	$ -	$ 9	$ 2,453
Total securities available-for-sale	$ 9	$ 2,453	$ -	$ -	$ 9	$ 2,453

	Year Ended December 31, 2007					
	Less Than Twelve Months		More Than Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in thousands)					
Securities Available-for-Sale						
Debt securities:						
Obligations of U. S. Government agencies	$ -	$ -	$ 282	$ 55,480	$ 282	$ 55,480
Total debt securities	-	-	282	55,480	282	55,480
Other marketable equity securities	-	-	41	9	41	9
Total securities available-for-sale	$ -	$ -	$ 323	$ 55,489	$ 323	$ 55,489
Securities Held-to-Maturity						
Obligations of U. S. Government agencies	$ -	$ -	$ 2	$ 899	$ 2	$ 899
Total securities held-to-maturity	$ -	$ -	$ 2	$ 899	$ 2	$ 899
Total	$ -	$ -	$ 325	$ 56,388	$ 325	$ 56,388

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2008, 2 debt securities had unrealized losses with aggregate depreciation of 0.009% from the Company's amortized cost basis. At December 31, 2007, 36 debt securities had unrealized losses with aggregate depreciation of 0.2% from the Company's amortized cost basis. The 2008 unrealized losses relate to mortgage-backed securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. The unrealized losses are a result of interest rates and not credit issues. As the Company has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTE 4. Loans

A summary of the balances of loans follows:

	2008	2007
	(in thousands)	
Commercial and other loans	$ 73,086	$ 70,741
Real estate loans:		
Construction	60,604	56,007
Farmland	726	44
Equity lines of credit	33,624	30,383
1-4 family residential	134,965	123,006
Multifamily residential	6,623	7,031
Nonfarm nonresidential	283,983	254,790
Installment loans to individuals	40,789	51,912
Tax-exempt loans	2,738	2,992
Total loans	637,138	596,906
Less: Allowance for loan losses	(6,406)	(5,130)
Net deferred loan costs	314	238
Loans, net	$ 631,046	$ 592,014

At December 31, 2008 and 2007, there were $351.2 million and $317.8 million, or 55.1% and 53.2%, respectively of total loans concentrated in commercial real estate. Commercial real estate for purposes of this note includes all construction loans, loans secured by multifamily residential properties and loans secured by nonfarm, nonresidential properties. At December 31, 2008 and 2007, construction loans represented 9.5% and 9.4% of total loans, loans secured by multifamily residential properties represented 1.0% and 1.2%, and loans secured by nonfarm, nonresidential properties represented 44.6% and 42.7%, respectively. Construction loans at December 31, 2008 and 2007 included $39.7 million and $32.6 million in loans to commercial builders of single family housing in the Hampton Roads market, representing 6.2% and 5.5% of total loans, respectively.

The following is a summary of information pertaining to impaired and nonaccrual loans:

	December 31, 2008	December 31, 2007
	(in thousands)	
Impaired loans without a valuation allowance	$ 12,023	$ 7,939
Impaired loans with a valuation allowance	888	84
Total impaired loans	$ 12,911	$ 8,023
Valuation allowance related to impaired loans	$ 269	$ 27
Total nonaccrual loans	$ 1,045	$ 84
Total loans past-due ninety days or more and still accruing interest	$ 3,529	$ 623

	Years Ended December 31, 2008	2007	2006
	(in thousands)		
Average investment in impaired loans	$ 10,467	$ 5,562	$ 2,800
Interest income recognized on impaired loans	$ 393	$ 610	$ 196
Interest that would have been recognized if loans had been accruing	$ 459	$ 79	$ 38

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families and companies in which they are principal owners (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate direct and indirect loans to these persons totaled $2.9 million at December 31, 2008 and 2007. These totals do not include loans made in the ordinary course of business to other companies where a director or executive officer of the Bank was also a director or officer of such company but not a principal owner. None of the directors or executive officers had direct or indirect loans exceeding 10% of stockholders' equity at December 31, 2008. Changes to the outstanding loan balances are as follows:

	2008	2007
	(in thousands)	
Balance, beginning of year	$ 2,867	$ 3,675
Additions	280	1,839
Reductions	(299)	(2,647)
Balance, end of year	$ 2,848	$ 2,867

NOTE 5. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	2008	2007	2006
	(in thousands)		
Balance, beginning of year	$ 5,130	$ 4,784	$ 4,448
Recoveries	463	381	331
Provision for loan losses	2,400	1,000	1,200
Loans charged off	(1,587)	(1,035)	(1,195)
Balance, end of year	$ 6,406	$ 5,130	$ 4,784

NOTE 6, Premises and Equipment

At December 31, premises and equipment consisted of:

	2008	2007
	(in thousands)	
Land	$ 7,711	$ 7,854
Buildings	22,065	21,697
Leasehold improvements	855	837
Furniture, fixtures and equipment	14,400	13,074
	45,031	43,462
Less accumulated depreciation and amortization	17,888	16,460
	$ 27,143	$ 27,002

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 amounted to $1.8 million, $1.7 million and $1.6 million, respectively.

NOTE 7, Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007 was $127.8 million and $118.6 million, respectively.

At December 31, 2008, the scheduled maturities of time deposits (in thousands) are as follows:

2009	$ 234,532
2010	72,986
2011	16,467
2012	4,648
2013	7,031
	$ 335,664

NOTE 8, Federal Home Loan Bank Advances and Other Borrowings

The Bank's short-term borrowings include federal funds purchased, repurchase agreements and U. S. Treasury demand notes. Securities sold under agreements to repurchase, which totaled $32,855 and $63,691 as of December 31, 2008 and 2007, respectively, are classified as secured borrowings generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The U.S. Treasury demand notes are subject to call by the U.S. Treasury with interest paid monthly at the rate of 25 basis points (1/4%) below the federal funds rate. U.S. Treasury demand notes totaled $427 thousand and $534 thousand as of December 31, 2008 and 2007, respectively.

The Bank's fixed-rate, long-term debt of $70.0 million at December 31, 2008 matures through 2016. The Bank had $80.0 million in fixed-rate, long-term debt at December 31, 2007. At December 31, 2008 and 2007, the interest rates ranged from 4.74% to 6.49%. At December 31, 2008 and 2007, the weighted average interest rate was 5.12% and 5.08%, respectively. FHLB advances are secured by a blanket lien on qualified 1 – 4 family residential real estate loans and by selected commercial real estate loans.

The contractual maturities of long-term debt are as follows:

	December 31,			
	2008		2007	
	Fixed Rate	Total	Fixed Rate	Total
	(in thousands)			
Due in 2008	-	-	10,000	10,000
Due in 2009	5,000	5,000	5,000	5,000
Due in 2010	30,000	30,000	30,000	30,000
Due in 2012	10,000	10,000	10,000	10,000
Due in 2016	25,000	25,000	25,000	25,000
Total long-term debt	$ 70,000	$ 70,000	$ 80,000	$ 80,000

NOTE 9, Employee Benefit Plans

Stock Option Plan

On March 9, 2008, the Company's 1998 stock option plan expired. Currently, options to purchase 286,899 shares of common stock granted under the stock option plan are outstanding at December 31, 2008. The exercise price of each option equals the market price of the Company's common stock on the date of the grant and an option's maximum term is ten years. All share data have been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

Stock option plan activity for the year ended December 31, 2008 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2008	363,041	$ 18.99		
Granted	-	-		
Exercised	(3,062)	12.65		
Canceled or expired	(73,080)	22.18		
Options outstanding, December 31, 2008	286,899	18.25	5.67	$ 727
Options exercisable, December 31, 2008	199,931	17.46	4.31	$ 727

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on changes in the market value of the Company's stock.

The fair value of each option granted in 2007 is estimated using the Black Scholes option pricing model with the following assumptions: dividend yield of 2.46%, expected volatility of 27.398%, risk-free interest rate of 4.47% and an expected option life of six and one-half years. The grant date fair value of options granted during 2007 was $5.48. There were no options granted in 2008 and 2006.

The total proceeds of the in-the-money options exercised during the year ended December 31, 2008 and December 31, 2007 was $39 thousand and $365 thousand. Total intrinsic value of options exercised during years ended December 31, 2008, 2007 and 2006 was $14 thousand, $344 thousand and $153 thousand, respectively.

As of December 31, 2008, there was $478 thousand unrecognized compensation expense. As of December 31, 2007 there was $543 thousand unrecognized compensation expense. Compensation expense was $112 thousand and $29 thousand as of December 31, 2008 and December 31, 2007.

Information pertaining to options outstanding at December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Exercise Price
$ 9.81	36,460	8.3	$ 9.81	36,460	$ 9.81
12.91	62,229	7.4	12.91	62,229	12.91
20.05	108,710	1.2	20.05	21,742	20.05
23.83	79,500	4.4	23.83	79,500	23.83
	286,899	5.67	$ 18.25	199,931	$ 17.46

401(k) Plan

The Company has a 401(k) Plan in which substantially all employees are eligible to participate. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of an employee's compensation contributed to the plan. Matching contributions vest to the employee immediately. The Company may make profit sharing contributions to the plan as determined by the Board of Directors. Contributions vest to the employee over a six-year period. For the years ended December 31, 2008, 2007 and 2006, expense attributable to the plan amounted to $601 thousand, $628 thousand and $421 thousand, respectively.

NOTE 10. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005.

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,178	$ 1,744
Interest on non-accrual loans	26	15
Foreclosed assets	234	64
Pension - adjustment to apply FASB 158	545	192
BOLI benefit liability*	62	145
Unexercised nonqualified options	9	2
	$ 3,054	$ 2,162
Deferred tax liabilities:		
Depreciation	$ (345)	$ (408)
Accretion of discounts on securities	(6)	(12)
Deferred loan fees and costs	(325)	(327)
Pension*	(461)	(416)
Net unrealized gains on securities available-for-sale	(347)	(75)
	(1,484)	(1,238)
Net deferred tax assets	$ 1,570	$ 924

*2007 figures adjusted for change in accounting principle.

The components of income tax expense are as follows:

	2008	2007	2006
		(in thousands)	
Current tax expense	$ 3,216	$ 3,349	$ 2,646
Deferred tax expense	(565)	(183)	(36)
Reported tax expense	$ 2,651	$ 3,166	$ 2,610

A reconciliation of the "expected" Federal income tax expense on income before income taxes with the reported income tax expense follows:

	2008	2007	2006
		(in thousands)	
Expected tax expense (34%)	$ 3,210	$ 3,786	$ 3,276
Interest expense on tax-exempt assets	34	56	58
Tax-exempt interest	(360)	(475)	(544)
Officers' life insurance	(243)	(212)	(187)
Other, net	10	11	7
Reported tax expense	$ 2,651	$ 3,166	$ 2,610

The effective tax rates for 2008, 2007 and 2006 were 28.1%, 28.4% and 27.1%, respectively.

NOTE 11, Lease Commitments

The Bank has noncancellable leases on premises and equipment expiring at various dates, not including extensions, to the year 2013. Certain leases provide for increased annual payments based on increases in real estate taxes and the Consumer Price Index.

The total approximate minimum rental commitment at December 31, 2008 under noncancellable leases is $922 thousand which is due as follows:

Year	(in thousands)
2009	331
2010	257
2011	175
2012	126
2013	33
Total	$ 922

The aggregate rental expense of premises and equipment was $337 thousand, $346 thousand and $360 thousand for 2008, 2007 and 2006, respectively.

NOTE 12, Pension Plan

The Company provides pension benefits for eligible participants through a non-contributory defined benefits pension plan. The plan was frozen effective September 30, 2006; therefore no additional participants will be added to the plan.

FASB No. 158 requires that employers measure plan assets and obligations as of the balance sheet date. This requirement was effective for fiscal years ending after December 15, 2008. Prior to FASB No. 158, information pertaining to activity in the plan used a measurement date of September 30.

Information pertaining to the activity in the plan, using a measurement date of December 31, is as follows:

	Years ended December 31	
	2008	2007
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 5,085	$ 5,320
Service cost	-	-
Interest cost	304	364
Benefits paid	(163)	(511)
Gain due to change in discount rate	(145)	(315)
Actuarial change	(424)	227
Benefit obligation at end of year	$ 4,657	$ 5,085
Change in plan assets		
Fair value of plan assets at beginning of year	$ 5,743	$ 5,460
Expected return on plan assets	(1,169)	794
Employer contribution	-	-
Benefits paid	(163)	(511)
Fair value of plan assets at end of year	$ 4,411	$ 5,743
Funded Status at end of year	$ (246)	$ 658
Amounts recognized in the consolidated balance sheets at December 31		
Prepaid pension cost (pension liability)	$ (246)	$ 658
Amounts recognized in accumulated other comprehensive income (loss), net of tax consist of:		
Net loss	$ 1,058	$ 373
Accumulated benefit obligation	$ 4,657	$ 5,085

Assumptions used to determine the benefit obligations at December 31	2008	2007
Discount rate	6.49%	6.25%

Components of net periodic pension cost (benefit)	Years ended December 31 2008	2007	2006
	(in thousands)		
Service cost	$ -	$ -	$ 504
Interest cost	304	288	335
Actual return on plan assets	(439)	(411)	(363)
Amortization of deferred asset gain (loss)	-	-	(21)
Amortization of prior service cost	-	-	4
Amortization of unrecognized loss	-	34	179
Net periodic pension (benefit) cost	$ (135)	$ (89)	$ 638

Components of other amounts recognized in accumulated other comprehensive income (loss)	2008	2007	2006
Net loss	$ (1,038)	(360)	(1,676)
Amortization of loss	-	(34)	(179)
Amortization of prior service cost	-	-	(4)
Total recognized in OCI	$ (1,038)	$ (394)	$ (1,859)
Total recognized in net periodic benefit cost and accumulated other comprehensive income (loss)	$ (1,173)	$ (483)	$ (1,221)

Assumptions used to determine net periodic pension cost	Years ended December 31 2008	2007
Discount rate	6.25%	5.75%
Expected long-term rate of return on plan assets	8.00%	8.00%

The overall expected long-term rate of return on plan assets was determined based on the current asset allocation and the related volatility of those investments.

Weighted average asset allocations at December 31	Percentage of Plan Assets 2008	2007
Cash and cash equivalents	18%	6%
Government agencies	37%	39%
Corporate debt and equity	45%	55%
	100%	100%

The pension invests in large and mid-cap equities and government and corporate bonds, with the following target allocations: equities 50%, fixed income 40% and cash 10%. The pension does not invest in options or derivatives.

No contributions were made to the plan in 2008 or 2007.

The actuarial valuation was performed using the initial frozen liability method. Under this method, the Company's contribution equals the sum of the amount necessary to amortize the frozen initial liability (past service base) over a period of years and the normal cost of the plan.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

2009	$	556
2010		259
2011		169
2012		258
2013		231
Years 2014 - 2018		1,748
Total	$	3,221

NOTE 13, Commitments and Contingencies

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities. These commitments and contingencies represent off-balance sheet risk for the Bank. To meet the financing needs of its customers, the Bank makes lending commitments under commercial lines of credit, home equity lines and construction and development loans. The Bank also incurs contingent liabilities related to irrevocable letters of credit.

Off-balance sheet items at December 31 are as follows:

	2008	2007
	(in thousands)	
Commitments to extend credit:		
Home equity lines of credit	$ 28,729	$ 27,341
Commercial real estate, construction and development loans committed but not funded	35,624	63,031
Other lines of credit (principally commercial)	44,101	45,459
Total	$ 108,454	$ 135,831
Irrevocable letters of credit	$ 5,515	$ 5,502

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extensions of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Unfunded commitments under commercial lines-of-credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date, and ultimately may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing agreements. The majority of guarantees extends for less than two years and expire in decreasing amounts through 2010, with the exception of one guarantee which extends for 10 years and expires in 2014. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds various collateral supporting those commitments for which collateral is deemed necessary.

Various legal claims arise from time to time in the normal course of business, which management does not anticipate will have a material effect on the Company's consolidated financial statements.

NOTE 14. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumption used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" (SFAS 107) excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Investment securities
Fair values for securities, excluding restricted stock, are based on quoted market prices. The carrying value of restricted stock approximates fair value based on the redemption provisions of the FHLB.

Loans receivable
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities
The fair value of demand deposits, savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposits is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings
The carrying amounts of federal funds purchased, repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings
The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

Commitments to extend credit and irrevocable letters of credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties

at the reporting date. At December 31, 2008 and 2007, the fair value of fees charged for loan commitments and irrevocable letters of credit was immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 47,325	$ 47,325	$ 51,564	$ 51,564
Securities available-for-sale	96,988	96,988	123,644	123,644
Securities held-to-maturity	3,067	3,116	2,904	2,947
Loans, net of allowances for loan losses	631,046	633,820	592,014	593,945
Accrued interest receivable	3,210	3,210	3,211	3,211
Financial liabilities:				
Deposits	646,524	649,055	596,165	595,623
Federal funds purchased, repurchase agreements and other borrowings	33,282	33,282	64,225	64,223
Federal Home Loan Bank advances	70,000	77,219	80,000	83,296
Accrued interest payable	1,777	1,777	2,438	2,438

The Company adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157), on January 1, 2008 to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

In February of 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the Company has only partially applied SFAS 157. Those items affected by FSP 157-2 include other real estate owned (OREO).

In October of 2008, the FASB issued Staff Position No. 157-3 (FSP 157-3) to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financials statements were not issued.

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The three levels of the fair value hierarchy under SFAS 157 based on these two types of inputs are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$ 96,988	$ -	$ 96,988	$ -

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

The following table summarizes the Company's financial assets that were measured at fair value on a nonrecurring basis during the period.

		Carrying Value at December 31, 2008 (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired Loans	$ 12,642	$ -	$ 2,117	$ 10,525

<u>NOTE 15, Regulatory Matters</u>

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and possibly additional discretionary actions to be initiated by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Company and the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Comptroller categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
December 31, 2008:						
Total Capital to Risk Weighted Assets:						
Consolidated	$89,689	13.44%	$53,367	8.00%	N/A	N/A
Old Point National Bank	84,484	12.69%	53,267	8.00%	$66,584	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	83,283	12.48%	26,684	4.00%	N/A	N/A
Old Point National Bank	78,078	11.73%	26,633	4.00%	39,950	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	83,283	10.00%	33,301	4.00%	N/A	N/A
Old Point National Bank	78,078	9.38%	33,308	4.00%	41,635	5.00%
December 31, 2007:						
Total Capital to Risk Weighted Assets:						
Consolidated	$84,905	13.45%	$50,486	8.00%	N/A	N/A
Old Point National Bank	80,014	12.68%	50,476	8.00%	$63,095	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	79,775	12.64%	25,243	4.00%	N/A	N/A
Old Point National Bank	74,884	11.87%	25,238	4.00%	37,857	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	79,775	9.67%	24,761	3.00%	N/A	N/A
Old Point National Bank	74,884	9.13%	24,612	3.00%	41,020	5.00%

The approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Bank and Trust can distribute as dividends to the Company in 2008, without approval of the Comptroller, $12.9 million plus an additional amount equal to the Bank's and Trust's retained net profits for 2009 up to the date of any dividend declaration.

NOTE 16, Quarterly Data (Unaudited)

	Year Ended December 31,							
	2008				2007			
	(in thousands, except per share data)							
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 11,254	$ 11,717	$ 11,656	$ 11,874	$ 12,356	$ 12,418	$ 12,181	$ 12,067
Interest expense	(4,220)	(4,552)	(4,850)	(5,384)	(5,897)	(5,891)	(5,703)	(5,858)
Net interest income	7,034	7,165	6,806	6,490	6,459	6,527	6,478	6,209
Provision for loan losses	(1,000)	(800)	(300)	(300)	(300)	(200)	(200)	(300)
Net interest income, after provision for loan losses	6,034	6,365	6,506	6,190	6,159	6,327	6,278	5,909
Noninterest income	2,958	3,367	3,174	3,223	3,238	3,036	3,133	3,078
Noninterest expenses	(7,825)	(6,933)	(6,957)	(6,661)	(6,539)	(6,585)	(6,574)	(6,325)
Income before income taxes	1,167	2,799	2,723	2,752	2,858	2,778	2,837	2,662
Provision for income taxes	(260)	(821)	(788)	(782)	(813)	(798)	(810)	(745)
Net income	$ 907	$ 1,978	$ 1,935	$ 1,970	$ 2,045	$ 1,980	$ 2,027	$ 1,917
Earnings per common share:*								
Basic	$ 0.19	$ 0.40	$ 0.40	$ 0.40	$ 0.42	$ 0.40	$ 0.41	$ 0.38
Diluted	$ 0.18	$ 0.40	$ 0.39	$ 0.40	$ 0.41	$ 0.40	$ 0.40	$ 0.38

*Per share data have been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

NOTE 17. Condensed Financial Statements of Parent Company

Financial information pertaining to Old Point Financial Corporation (parent company only) is as follows:

Balance Sheets	December 31, 2008	December 31, 2007
	(in thousands)	
Assets		
Cash and cash equivalents	$ 159	$ 243
Securities available-for-sale	100	1,100
Securities held-to-maturity	467	604
Investment in common stock of subsidiaries	82,273	78,898
Other assets	144	231
Total assets	$ 83,143	$ 81,076
Liabilities and Stockholders' Equity		
Note payable - subsidiary	$ 244	$ 1,364
Other liabilities	1	5
Common stock	24,526	24,538
Additional paid-in capital	15,506	15,357
Retained earnings	43,251	40,039
Accumulated other comprehensive loss	(385)	(227)
Total liabilities and stockholders' equity	$ 83,143	$ 81,076

Statements of Income	Years Ended December 31, 2008	2007	2006
	(in thousands)		
Income:			
Dividends from subsidiary	$ 3,400	$ 3,200	$ 3,200
Interest on investments	38	77	87
Other income	300	144	144
Total income	3,738	3,421	3,431
Expenses:			
Salary and benefits	563	398	369
Stationery, supplies and printing	65	44	40
Service fees	138	127	102
Other operating expenses	207	85	26
Total expenses	973	654	537
Income before income taxes and equity in undistributed net income of subsidiaries	2,765	2,767	2,894
Income tax benefit	228	151	122
	2,993	2,918	3,016
Equity in undistributed net income of subsidiaries	3,797	5,051	4,008
Net income	$ 6,790	$ 7,969	$ 7,024

Statements of Cash Flows	Years Ended December 31, 2008	2007	2006
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 6,790	$ 7,969	$ 7,024
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(3,797)	(5,051)	(4,008)
Stock compensation expense	112	29	-
Decrease (increase) in other assets	93	13	(15)
Increase (decrease) in other liabilities	(5)	5	-
Net cash provided by operating activities	3,193	2,965	3,001
Cash flows from investing activities:			
Proceeds from sale of investment securities	1,137	128	-
Maturities and calls of investment securities	-	-	91
Payments for investments in subsidiaries	-	330	645
Net cash provided by investing activities	1,137	458	736
Cash flows from financing activities:			
Proceeds from advances from subsidiaries	36	1,492	-
Repayment of advances from subsidiaries	(1,156)	(128)	-
Proceeds from issuance of common stock	39	174	159
Repurchase and retirement of common stock	(97)	(2,183)	(968)
Cash paid in lieu of fractional shares	-	(4)	-
Effect of nonqualified stock options		34	41
Cash dividends paid on common stock	(3,236)	(3,010)	(2,793)
Net cash used in financing activities	(4,414)	(3,625)	(3,561)
Net increase (decrease) in cash and cash equivalents	(84)	(202)	176
Cash and cash equivalents at beginning of year	243	445	269
Cash and cash equivalents at end of year	$ 159	$ 243	$ 445

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on this evaluation, using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The Company's internal control over financial reporting as of December 31, 2008 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on effectiveness of the Company's internal control over financial reporting appears on page 30 of this report.

Changes in Internal Control over Financial Reporting. There was no change in the internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Except as otherwise indicated, information called for by the following items under Part III is contained in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders (the 2009 Proxy Statement) to be held on April 28, 2009.

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company is set forth under the caption "Election of Directors" in the 2009 Proxy Statement and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2009 Proxy Statement and is incorporated herein by reference. The information concerning the executive officers of the Company required by this item is included in Part I of this report on Form 10-K under the caption "Executive Officers of the Registrant." The information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Board Committees and Attendance" in the 2009 Proxy Statement and is incorporated herein by reference.

The Company has a Code of Ethics which details principles and responsibilities governing ethical conduct for all Company directors, officers, employees and principal stockholders.

A copy of the Code of Ethics will be provided free of charge, upon written request made to Company's secretary at 1 West Mellen Street, Hampton, Virginia 23663 or by calling (757) 728-1200. The Code of Ethics is also posted on the Company's website at www.oldpoint.com in the "About Old Point" section under "Investor Relations" and then "Governance Documents" of the website. The Company intends to satisfy the disclosure requirements of Form 8-K with respect to waivers of or amendments to the Code of Ethics with respect to certain officers of the Company by posting such disclosures on its website under "Waivers of or amendments to the Code of Ethics." The Company may, however, elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure.

Item 11. Executive Compensation

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation" in the 2009 Proxy Statement is incorporated herein by reference.

Five Year Stock Performance. The line graph below compares the Company's stockholder return with the return of the NASDAQ Bank Index and the Russell 2000 Index.

This performance graph was created by comparing the percentage change in stock prices for the Company and the indices on a year to year basis, factoring in dividend payments, and looking only at the closing price of the stock as of December 31 of each year surveyed. This graph may be affected by unusually high or low prices at December 31, 2003 or by temporary swings in stock price at December 31 of any given year. Accordingly, this is not necessarily the best measure of the Company's performance.

The index reflects the total return on the stock that is shown, including price appreciation, all stock splits and stock dividends, and reinvestment of cash dividends at time of payment, relative to the value of the stock at the beginning of the time period. Thus a move from 100 to 150 on the index scale indicates a 50% increase in the value of the investment. The NASDAQ Bank Composite Index contains all non-holding company banking institutions traded on the NASDAQ exchange. In addition to traditional banks this includes thrifts, but does not include other non-regulated finance companies. The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, which tracks almost 99% of the stocks included in portfolios of institutional investors.

Old Point Financial Corporation Five Year Price Performance


350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00

	2003	2004	2005	2006	2007	2008
NASDAQ Bank Composite	100.00	110.99	106.18	117.87	91.85	69.88
Old Point Financial Corp	100.00	111.40	94.99	91.65	82.52	77.91
Russell 2000 Index	100.00	117.00	120.88	141.43	137.55	89.68

Years 2003 through 2008

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2009 Proxy Statement is incorporated herein by reference.

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2009 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the caption "Interest of Management in Certain Transactions" in the 2009 Proxy Statement is incorporated herein by reference.

The information regarding director independence set forth under the captions "Board Committees and Attendance" in the 2009 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the caption "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy" in the 2009 Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The following consolidated financial statements and reports are included in Part II, Item 8, of this report on Form 10K.

Report of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C.)
Consolidated Balance Sheets – December 31, 2008 and 2007
Consolidated Statements of Income – Years Ended December 31, 2008, 2007 and 2006
Consolidated Statements of Changes in Stockholders' Equity – Years Ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows – Years Ended December 31, 2008, 2007 and 2006
Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit No.	Description
3.1	Articles of Incorporation of Old Point Financial Corporation, as amended June 22, 2000
3.2	Bylaws of Old Point Financial Corporation, as amended and restated September 11, 2007 (incorporated by reference to Exhibit 3.2 to Form 8-K/A filed on September 20, 2007)
10.1*	Old Point Financial Corporation 1998 Stock Option Plan, as amended April 24, 2001 (incorporated by reference to Exhibit 4.4 to Form S-8 filed July 24, 2001)
10.2*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form 10-K filed March 30, 2005)
10.3*	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Form 10-K filed March 30, 2005)
10.4*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with The Northwestern Mutual Life Insurance Company entered into with each of Robert F. Shuford, Louis G. Morris, Margaret P. Causby, Laurie D. Grabow and Eugene M. Jordan, II (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 30, 2005)
10.5*	Directors' Compensation
10.6*	Base Salaries of Executive Officers of the Registrant
10.7*	Description of Management Incentive Plan

10.7.1*	2009 Target Bonuses and Performance Goals under the Management Incentive Plan (incorporated by reference to Form 8-K filed February 12, 2009)
10.8*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with Ohio National Life Assurance Corporation entered into with each of Louis G. Morris, Laurie D. Grabow, Eugene M. Jordan, II and Melissa L. Burroughs (incorporated by reference to Exhibit 10.8 to form 10-K filed March 14, 2008)
10.9	Memorandum of Understanding between The Old Point National Bank of Phoebus and Tidewater Mortgage Services, Inc., dated September 10, 2007 (incorporated by reference to Exhibit 10.8 to Form 10-Q filed November 9, 2007)
10.10*	Form of 162 Insurance Plan
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-K filed March 30, 2005)
23	Consent of Yount, Hyde & Barbour, P.C.
24	Powers of Attorney
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Denotes management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD POINT FINANCIAL CORPORATION

/s/Robert F. Shuford
Robert F. Shuford,
Chairman, President & Chief Executive Officer

Date: March 12, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Robert F. Shuford Robert F. Shuford Date: March 12, 2009	Chairman, President & Chief Executive Officer and Director Principal Executive Officer
/s/Laurie D. Grabow Laurie D. Grabow Date: March 12, 2009	Chief Financial Officer & Senior Vice President/ Finance Principal Financial & Accounting Officer
/s/David L. Bernd* David L. Bernd	Director
/s/James Reade Chisman* James Reade Chisman	Director
/s/Richard F. Clark* Richard F. Clark	Director
/s/Russell S. Evans, Jr.* Russell S. Evans, Jr.	Director
/s/Dr. Arthur D. Greene* Dr. Arthur D. Greene	Director
/s/Stephen D. Harris* Stephen D. Harris	Director
/s/John Cabot Ishon* John Cabot Ishon	Director
/s/John B. Morgan, II* John B. Morgan, II	Director
/s/Louis G. Morris* Louis G. Morris	Director
/s/Robert L. Riddle* Robert L. Riddle	Director

/s/Dr. H. Robert Schappert* Dr. H. Robert Schappert	Director
/s/Robert F. Shuford, Jr.* Robert F. Shuford, Jr.	Director
/s/Ellen Clark Thacker* Ellen Clark Thacker	Director
/s/Joseph R. Witt* Joseph R. Witt	Director
/s/Melvin R. Zimm* Melvin R. Zimm	Director

*By Robert F. Shuford, as Attorney in Fact

Date: March 12, 2009

Exhibit 31.1

CERTIFICATIONS

I, Robert F. Shuford, certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2009

/s/Robert F. Shuford
Robert F. Shuford
Chairman, President & Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Laurie D. Grabow, certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2009

/s/Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Old Point Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/Robert F. Shuford
Robert F. Shuford
Chairman, President & Chief Executive Officer

/s/Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

March 12, 2009

OLD POINT FINANCIAL CORPORATION

R. F. Shuford
Chairman & President

March 18, 2009

Dear Fellow Stockholders:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Old Point Financial Corporation, the holding company for The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A. The meeting will be held on Tuesday, April 28, 2009 at 6:00 p.m. at the The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia. The accompanying Notice and Proxy Statement describe the matters to be presented at the meeting. Also enclosed is our 2008 Annual Report to Stockholders that will be reviewed at the Annual Meeting.

We are pleased to be using the Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of this Proxy Statement and our 2008 Annual Report to Stockholders. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to obtain a paper copy of our proxy materials, including this Proxy Statement, our 2008 Annual Report to Stockholders and a form of proxy card. All stockholders who do not receive a Notice of Internet Availability of Proxy Materials will receive a paper copy of the proxy materials by mail. We believe that this process will benefit our stockholders by expediting their receipt of the proxy materials and reducing the cost of printing and distributing our proxy materials and conserving natural resources.

Please complete, sign, date, and return the enclosed proxy card or follow the instructions on your proxy card to vote by telephone or over the Internet as soon as possible. Whether or not you will be able to attend the Annual Meeting, it is important that your shares be represented and your vote recorded. If you decide to attend the Annual Meeting in person, you can revoke your proxy any time before it is voted at the Annual Meeting.

We appreciate your continuing loyalty and support of Old Point Financial Corporation.

Sincerely,

Robert F. Shuford
Chairman of the Board and President

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street, P.O. Box 3392, Hampton, Virginia 23663

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street
Hampton, Virginia 23663

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD APRIL 28, 2009

The 2009 Annual Meeting of Stockholders of Old Point Financial Corporation (the "Company") will be held at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia, on Tuesday, April 28, 2009, at 6:00 p.m. for the following purposes:

1. To elect 16 directors to the Board of Directors of the Company to serve until the 2010 Annual Meeting of Stockholders, as described in the Proxy Statement accompanying this notice.

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on February 18, 2009 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors

Louis G. Morris
Secretary to the Board

March 18, 2009

IMPORTANT NOTICE

Please complete, sign, date, and return the enclosed proxy card in the accompanying postage paid envelope or follow the instructions on your proxy card to vote by telephone or over the Internet so that your shares will be represented at the meeting. Stockholders attending the meeting may personally vote on all matters that are considered, in which event their signed proxies are revoked. If you vote by Internet or telephone, please do not mail your proxy card.

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street
Hampton, Virginia 23663

PROXY STATEMENT

2009 ANNUAL MEETING OF STOCKHOLDERS
To be held on April 28, 2009

General

The following information is furnished in connection with the solicitation by and on behalf of the Board of Directors of the enclosed proxy to be used at the 2009 Annual Meeting of Stockholders (the "Annual Meeting") of Old Point Financial Corporation (the "Company") to be held Tuesday, April 28, 2009, at 6:00 p.m. at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia.

Electronic Notice and Mailing

Pursuant to the rules promulgated by the Securities and Exchange Commission (the "SEC"), the Company has elected to make its proxy materials available to stockholders on the Internet or by delivering paper copies of these materials by mail. Accordingly, on or about March 18, 2009, the Company mailed a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to some stockholders and mailed paper copies of the proxy materials to some stockholders. If you received a Notice of Internet Availability by mail, you will not automatically receive a paper copy of the proxy materials by mail. Instead, the Notice of Internet Availability contains instructions on how to access and review this proxy statement and our 2008 Annual Report to Stockholders and vote via telephone or via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability. As of March 18, 2009, and for a period through the date of the Annual Meeting, all stockholders will have the ability to access all of the proxy materials at www.evisionreports.com/opof

The proxy materials include:

* Our proxy statement for the Annual Meeting;
* Our 2008 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2008; and
* Our proxy card.

Voting and Revocation of Proxies

You may vote in person at the Annual Meeting or by proxy. You may vote your shares by proxy in one of the following ways: (1) use the toll-free number on your proxy card or Notice of Internet Availability to submit your proxy via telephone; (2) visit the website shown on your proxy card or Notice of Internet Availability to submit your proxy via the Internet; or (3) complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If your shares are held in "street name," through a broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares.

You may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods: (1) submit a written notice of revocation to the Secretary of the Company by the close of business on April 27, 2009; (2) submit a completed proxy card bearing a later date than your original proxy card by the close of business on April 27, 2009; (3) use the toll-free number shown on your proxy card or notice of Internet availability and follow the instructions to submit your proxy via telephone, by 6:00 p.m., Eastern time, April 28, 2009; (4) visit the website shown on your proxy card or notice of Internet availability and follow the instructions to submit your proxy via the Internet, by 6:00 p.m., Eastern time, April 28, 2009; or (5) attend the Annual Meeting and request to vote in person.

If your shares are held in "street name", through a broker or other nominee, you should contact your broker or other nominee to change your vote.

Voting your shares via telephone or via the Internet, or sending in a proxy card will not affect your right to attend the Annual Meeting and to vote in person. "Street name" stockholders who wish to vote in person at the Annual Meeting will need to present a proxy from the institution that holds their shares.

Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. If a stockholder specifies how the proxy is to be voted with respect to any proposals for which a choice is provided, the proxy will be voted in accordance with such specifications. If a stockholder fails to specify with respect to such proposals, the proxy will be voted **FOR** the election of the director nominees in proposal 1 set forth in the accompanying notice and further described herein.

Voting Rights of Stockholders

Only those stockholders of record at the close of business on February 18, 2009, are entitled to notice of and to vote at the Annual Meeting, or any adjournments thereof. The number of shares of common stock of the Company outstanding and entitled to vote at the Annual Meeting is 4,397,447. The Company has no other class of stock outstanding. The presence of a majority of the shares entitled to be voted, represented in person or by proxy, will constitute a quorum for the transaction of business.

Each share of Company common stock entitles the record holder thereof to one vote for each matter to be voted upon at the Annual Meeting, except that in the election of directors cumulative voting entitles a stockholder to give one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned by such stockholder or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit. The Board of Directors will instruct the proxies to use cumulative voting, if necessary, to elect all or as many of the nominees as possible. Shares for which the holder has elected to abstain or to withhold the proxies' authority to vote (including broker non-votes) on a matter will count toward a quorum, but will not be included in determining the number of votes cast with respect to such matter.

With regard to the election of directors, votes may be cast in favor or withheld. If a quorum is present, the nominees receiving the greatest number of votes cast at the Annual Meeting will be elected directors; therefore, votes withheld will have no effect. Approval of any other matter requires an affirmative vote of a majority of the shares voted on the matter. Thus, although abstentions and broker non-votes (shares held by customers that may not be voted on certain matters because the broker has not received specific instructions from the customers) are counted for purposes of determining the presence or absence of a quorum, they are generally not counted for purposes of determining if a proposal has been approved, and therefore have no effect.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by the Company. Solicitations will be made only by the use of the mail, except that officers and regular employees of the Company, The Old Point National Bank of Phoebus (the "Bank") and Old Point Trust & Financial Services, N.A. (the "Trust Company") may make solicitations of proxies in person or by telephone or mail, acting without compensation other than their regular compensation. We anticipate that brokerage houses and other nominees, custodians, and fiduciaries will be requested to forward the proxy soliciting material to the beneficial owners of the stock held of record by such persons, and the Company will reimburse them for their charges and expenses in this connection.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the share ownership as of February 18, 2009, of the stockholders known to the Company to be the beneficial owners of more than 5% of the outstanding shares of the Company's common stock, with the exception of Old Point Trust & Financial Services, N.A., which shows the share ownership as of January 31, 2009.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Old Point Trust & Financial Services, N.A. 11780 Jefferson Avenue, Suite D Newport News, Virginia 23606	977,263 (2)	19.9 %
James Reade Chisman 609 Washington Street Hampton, Virginia 23669	404,119 (3)(4)	8.2 %
Robert F. Shuford, Sr. 1 West Mellen Street P.O. Box 3392 Hampton, Virginia 23663	605,745 (3)(5)	12.3 %
VuBay Foundation P.O. Box 3552 Hampton, Virginia 23663	309,552 (6)	6.3 %
Ann DeVenny Wallace 2636 South Lynn Street Arlington, Virginia 22202-2264	317,171 (3)	6.5 %

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days.

(2) According to information provided to the Company by the Trust Company, as of January 31, 2009, the Trust Company had sole voting power with respect to 473,050 of these shares, sole dispositive power with respect to 492,848 of these shares and shared dispositive power with respect to 22,960 of these shares, but as a matter of state law, the Trust Company must refrain from voting any of these shares unless a co-fiduciary is appointed for the sole purpose of voting the shares. The Trust Company has no voting power (sole or shared) with respect to 504,213 of these shares and has no dispositive power (sole or shared) with respect to 461,455 of these shares. The 977,263 shares are held by the Trust Company as trustee of various trust accounts, of which no single trust account holds more than 5% of the Company's outstanding shares.

(3) According to information provided to the Company by VuBay Foundation, James Reade Chisman, Robert F. Shuford, Sr. and Ann DeVenny Wallace (the "VuBay information"), as of February 18, 2009, Mr. Chisman has sole voting and dispositive power with respect to 48,999 shares and shared voting and dispositive power with respect to 353,620 shares. Mr. Shuford, Sr. has sole voting and dispositive power with respect to 141,841 shares and shared voting and dispositive power with respect to 451,283 shares. Ms. Wallace has sole voting and dispositive power with respect to 7,619 shares and shared voting and dispositive power with respect to 309,552 shares. Mr. Chisman, Mr. Shuford, Sr. and Ms. Wallace each disclaim any beneficial interest in 309,552 of the shares that he or she may be deemed to beneficially own by virtue of his or her position as a director of VuBay Foundation, the holder of record of 309,552 shares. In their capacities as directors of VuBay Foundation, Mr. Chisman, Mr. Shuford, Sr. and Ms. Wallace each share with the other two directors voting and dispositive power with respect to the shares held by VuBay Foundation.

(4) See also footnotes 2 and 4 on page 5.

(5) See also footnotes 2 on page 5 and 12 on page 6.

(6) According to the VuBay information, as of February 18, 2009, VuBay Foundation has sole voting and sole dispositive power with respect to these 309,552 shares. VuBay Foundation's decision with respect to a vote or disposition of these 309,552 shares is dictated by the majority vote of the three directors of VuBay Foundation, who share voting and dispositive power with respect to the shares owned by VuBay Foundation, as described in footnote 3 to this chart.

The following table shows, as of February 18, 2009, the beneficial ownership of the Company's common stock by each director, director nominee, and certain executive officers, and by all directors, and executive officers of the Company as a group.

Name	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class
David L. Bernd	2,500	0.1%
James Reade Chisman	404,119 (3)(4)	8.2 %
Dr. Richard F. Clark	127,355 (5)	2.6 %
Russell Smith Evans, Jr.	11,093 (6)	0.2 %
Dr. Arthur D. Greene	9,938 (7)	0.2%
Stephen D. Harris	28,201 (8)	0.6 %
John Cabot Ishon	67,719 (9)	1.4 %
John B. Morgan, II	12,864 (10)	0.3 %
Louis G. Morris	56,343	1.1 %
Robert L. Riddle	8,897	0.2%
Dr. H. Robert Schappert	173,511 (11)	3.5 %

Robert F. Shuford, Sr.	605,745 (3) (12)	12.3 %
Robert F. Shuford, Jr.	23,304 (13)	0.5%
Ellen Clark Thacker	3,628 (14)	0.1%
Joseph R. Witt	4,250	0.1%
Melvin R. Zimm	4,366	0.1%
Laurie D. Grabow	6,539 (15)	0.1%
Margaret P. Causby	18,437 (16)	0.4 %
Eugene M. Jordan, II	50,437 (17)	1.0 %
All directors & executive officers as a group (20 persons)	1,310,759 (18)	25.0%

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days.

(2) Includes shares that may be acquired within sixty days of February 18, 2009 pursuant to the exercise of stock options granted under the 1998 Old Point Stock Option Plan – Mr. Bernd, 250 shares; Mr. Chisman, 1,500 shares; Dr. Clark, 5,250 shares; Mr. Evans, 5,250 shares; Dr. Greene, 5,250 shares; Mr. Harris, 5,250 shares; Mr. Ishon, 5,250 shares; Mr. Morgan, 3,375 shares; Mr. Morris, 19,641 shares; Mr. Riddle, 250 shares; Dr. Schappert, 1,500 shares; Mr. Shuford, Sr., 12,621 shares; Mr. Shuford, Jr., 3,750 shares; Mrs. Thacker, 1,500 shares; Mr. Witt, 250 shares; Mr. Zimm, 1,500 shares; Mrs. Grabow, 3,750 shares; Mrs. Causby, 8,437 shares; Mr. Jordan, II, 3,750 shares; and Ms. Burroughs, 625 shares.

(3) See footnote 3 on page 4.

(4) Includes 36,000 shares held by Mr. Chisman's spouse, as to which Mr. Chisman shares voting and investment power through a power of attorney, 500 shares held by Mr. Chisman's spouse in an IRA, as to which Mr. Chisman has no voting or investment power and 7,568 shares held by Mountain Eagle Co., of which Mr. Chisman is President and has shared voting and investment power.

(5) Includes 375 shares held by Dr. Clark's spouse, as to which Dr. Clark has no voting or investment power, and 121,730 shares held by a trust for which he serves as trustee.

(6) Includes 1,468 shares held by Mr. Evans' spouse, as to which Mr. Evans has no voting or investment power.

(7) Includes 625 shares held by Dr. Greene as custodian.

(8) Includes 922.8040 shares as to which Mr. Harris shares voting and investment power.

(9) Includes 7,500 shares as to which Mr. Ishon shares voting and investment power, and 4,962 shares held by Mr. Ishon's spouse and 827.9332 shares held by Mr. Ishon's dependent children, as to which Mr. Ishon has no voting or investment power. Also includes 1,655.8632 shares held by Mr. Ishon as custodian for his children under the Uniform Transfer to Minors Act. Includes 300 shares held in (an estate) the estate of Eugene M. Jordan, for which Mr. Jordan, II and Mr. Ishon's wife have shared voting and investment power with respect to such shares, and 28,980 shares held in (a trust) the Eugene M. Jordan Family Trust, for which Mr. Jordan, II and Mr. Ishon's wife serve as co-trustees with shared voting and investment power with respect to such shares. Mr. Ishon has no voting or investment power with respect to these shares.

(10) Includes 375 shares held by Mr. Morgan's spouse, as to which Mr. Morgan has no voting or investment power, 4,500 shares held by a trust for which Mr. Morgan serves as trustee, and 4,614.0154 shares held by Morgan-Marrow Insurance, of which Mr. Morgan is President and as to which Mr. Morgan has shared voting and investment power.

(11) Includes 2,925 shares as to which Dr. Schappert shares voting and investment power, and 726 shares held by Dr. Schappert's spouse and 113,917 shares held in a trust for Dr. Schappert's spouse for which Dr. Schappert serves as co-trustee. Also includes 54,262 shares held by a trust for which Dr. Schappert serves as trustee.

(12) Includes 141,731 shares held by Mr. Shuford, Sr.'s spouse, as to which Mr. Shuford, Sr. shares voting and investment power and 23,856 shares that are pledged as collateral.

(13) Includes 486.1932 shares held by Mr. Shuford, Jr.'s spouse as custodian for their children under the Uniform Transfer to Minors Act as to which Mr. Shuford, Jr. has no voting or investment power, and 4,312 shares that are pledged as collateral.

(14) Includes 562 shares as to which Mrs. Thacker shares voting and investment power, and 846 shares as to which Mrs. Thacker has no voting power.

(15) Includes 2,684.1148 shares as to which Mrs. Grabow shares voting and investment power.

(16) Includes 10,000 shares as to which Mrs. Causby shares voting and investment power.

(17) Includes 7,500 shares as to which Mr. Jordan II shares voting and investment power and 1,062 shares held by Mr. Jordan II's spouse, as to which Mr. Jordan II has no voting or investment power. Also includes 1,506.2051 shares held by Mr. Jordan II as custodian for his children under the Uniform Transfer to Minors Act. Includes 300 shares held in (an estate) the estate of Eugene M. Jordan, for which Mr. Jordan, II and Mr. Ishon's wife have shared voting and investment power with respect to such shares, and 28,980 shares held in (a trust) the Eugene M. Jordan Family Trust, for which Mr. Jordan, II and Mr. Ishon's wife serve as co-trustees with shared voting and investment power with respect to such shares. Mr. Ishon has no voting or investment power with respect to these shares.

(18) Includes 439.5227 (0.0%) shares beneficially owned by Melissa L. Burroughs, as to which Ms. Burroughs shares voting and investment power.

PROPOSAL ONE
ELECTION OF DIRECTORS

In Memoriam – Eugene M. Jordan, Sr.

Eugene M. Jordan, Sr., a member of the Board of Directors of Old Point National Bank for 44 years and a member of the Board of Directors of Old Point Financial Corporation for 24 years, passed away on November 16, 2008. Mr. Jordan was a member of the Board of Directors from 1964 until his passing, helping guide the development of the Company from a small community bank on the Peninsula to a bank with 20 branches in the Hampton Roads area and the formation of Old Point Trust & Financial Services, N.A. in 1999. Mr. Jordan's law firm, Jordan, Ishon & Jordan, also acted in the capacity of the Bank's legal counsel until 2002 when his firm dissolved. He will be greatly missed by his friends at Old Point.

The sixteen persons named below, all of whom currently serve as directors of the Company, will be nominated to serve as directors until the 2010 Annual Meeting, or until their successors have been duly elected and have qualified. Upon the recommendation of Dr. Greene, Chairman of the independent directors, the Board of Directors appointed Mr. Robert F. Shuford, Jr., effective January 13, 2009, to serve as director until the 2009 Annual Meeting. Mr. Shuford, Jr. was initially recommended to the independent directors on a motion by Mr. Chisman and seconded by Mr. Riddle. The persons named in the proxy will vote for the election of the nominees named below unless authority is withheld. The Company's Board believes that the nominees will be available and able to serve as directors, but if any of these persons should not be available or able to serve, the proxies may exercise discretionary authority to vote for a substitute proposed by the Company's Board.

Name (Age)	Director Since [1]	Principal Occupation For Past Five Years
David L. Bernd (60)	2007	President & CEO, Sentara Healthcare
James Reade Chisman (65)	2003	President, J. R. Chisman Development Company
Dr. Richard F. Clark (76)	1981	Retired Pathologist, Sentara Hampton General Hospital
Russell Smith Evans, Jr. (66)	1993	Assistant Treasurer and Corporate Fleet Manager, Ferguson Enterprises, Inc., a national plumbing & pipe wholesale distributor
Dr. Arthur D. Greene (64)	1994	Sentara Healthcare Administrator Retired Orthopaedic Surgeon
Stephen D. Harris (67)	1988	Attorney-at-Law – Partner, Geddy, Harris, Franck & Hickman, L.L.P.
John Cabot Ishon (62)	1989	President, Hampton Stationery
John B. Morgan, II (62)	1994	President, Morgan-Marrow Insurance
Louis G. Morris (54)	2000	President & CEO, Old Point National Bank
Robert L. Riddle, CCIM (55)	2006	President, Riddle Associates, Inc., a full service commercial industrial real estate brokerage firm

Dr. H. Robert Schappert (70)	1996	Retired – President, Beechmont Veterinary Associates, Ltd.
Robert F. Shuford, Sr. (71)	1965	Chairman of the Board, President & CEO, Old Point Financial Corporation; Chairman of the Board, Old Point National Bank
Robert F. Shuford, Jr. (44)	2009	Executive Vice President/Chief Operating Officer, Old Point National Bank
Ellen Clark Thacker (47)	2006	Executive Director, Gloucester-Mathews Humane Society; Former General Manager, BFI Waste Services, L.L.C.
Joseph R. Witt (48)	2007	Executive Vice President/Corporate Banking, Old Point National Bank; Former Treasurer – Ferguson Enterprises, Inc.
Melvin R. Zimm (55)	2003	Attorney-at-Law – Member, Glasser & Glasser P.L.C.

(1) If prior to 1984, refers to the year in which the individual first became a director of the Bank. All present directors of the Company are also directors of the Bank. Mr. Chisman, Dr. Clark, Dr. Greene, Mr. Ishon, Mr. Shuford, Sr., Mrs. Thacker and Mr. Witt are also directors of the Trust Company.

None of the directors serve as directors of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act.

There are four family relationships among the directors and executive officers. Mr. Shuford, Sr. and Dr. Schappert are married to sisters. Mr. Shuford, Sr. is the father of Mr. Shuford, Jr. Dr. Clark is the father of Mrs. Thacker. Mr. Ishon is the brother-in-law of Mr. Jordan, II. The Board does not believe that these family relationships are material to an evaluation of the ability or integrity of these individuals. The Board is not aware of any involvement in legal proceedings by any of the Company's directors or executive officers that would be material to an evaluation of the ability or integrity of any director or executive officer.

The Board of Directors recommends that stockholders vote "FOR" the individuals nominated above to serve as Directors.

Corporate Governance

The Board of Directors is elected by the Company's stockholders; the Board, in turn, is the Company's governing body, responsible for hiring, overseeing and evaluating management; management is charged with the day to day operations of the Company and its affiliates.

The Board's primary responsibility is to provide oversight, counseling and direction to management in their efforts to fulfill the corporate strategy in maximizing opportunities, while addressing related business risks. The Board has delegated various responsibilities and authority to different Board committees, which include the Executive Committee, Audit Committee, Directors Loan Committee, Directors Loan Review Committee and Compensation Committee.

Management has been delegated the authority and responsibility for managing the Company's lines of businesses in a manner consistent with the Company's Strategic Plan and Code of Ethics, and in accordance with any specific plan, instructions or direction of the Board of Directors or one of the Board's committees. The Chief Executive Officer and management are required to seek the advice and, in appropriate situations, the approval, of the Board with respect to extraordinary actions to be undertaken by the Company.

Board Committees and Attendance

The Board of Directors is comprised of a majority of "independent directors," as defined by the listing standards of the NASDAQ Stock Market. Independent directors do not receive consulting, legal or other fees from the Company other than Board and committee compensation. Although companies affiliated with certain of these directors provide goods and services to the Company, the Board of Directors has determined in accordance with the NASDAQ listing standards that these independent directors have no relationships with the Company that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director. The independent directors are Messrs. Bernd, Chisman, Evans, Harris, Morgan, Riddle, Zimm, Dr. Clark, Dr. Greene and Mrs. Thacker.

The Board reviews each director's independence status on an annual basis to ensure compliance with NASDAQ listing standards.

In reviewing the independence of John B. Morgan, II, a Company director, management considered the relationship between the Company and Morgan-Marrow Insurance, of which Mr. Morgan is President, which received fees of approximately $121,000 for providing insurance for the Company's subsidiaries in 2008. In reviewing the independence of director Melvin R. Zimm, the Board considered the relationship between the Company and the law firm of Glasser & Glasser, of which Mr. Zimm is a member, which law firm received fees of approximately $32,000 for performance of legal services for one of the Company's subsidiaries in 2008. In reviewing the independence of director Robert L. Riddle, the Board considered the relationship between the Company and Riddle Associates, Inc., of which Mr. Riddle is President, which received fees of approximately $49,000 for providing services for one of the Company's subsidiaries in 2008. In each of these relationships, the Board determined that the relationship did not interfere with the director's ability to act in an independent manner.

During 2008, there were 13 meetings of the Board of Directors of the Company. Each director attended at least 75% of all meetings of the Board and committees on which he/she served.

The independent directors also met in regularly scheduled executive sessions in March, June, October and December of 2008.

The Company has not adopted a formal policy on Board members' attendance at its annual meetings of stockholders, although all Board members are invited and encouraged to attend and, historically, most have done so. All Board members attended the Company's 2008 Annual Meeting of Stockholders.

The Board of Directors of the Company has standing Executive, Audit and Compensation Committees.

Executive Committee. Current members of the Executive Committee are Messrs. Shuford, Sr. (Chairman), Harris, Morris and Dr. Greene and Mrs. Thacker. The Executive Committee serves in an advisory capacity, reviewing matters and making recommendations to the Board of Directors. The Executive Committee met four times in 2008.

Compensation Committee. The Compensation Committee consists of four non-employee directors, Mr. Morgan (Chairman), Messrs. Bernd, Evans and Dr. Clark. The Committee does not operate under a written charter. The Board of Directors has determined that the members of the Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act), with the exception of Mr. Morgan, "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code) and "independent directors" (within the meaning of Rule 4200(a)(15) of the NASDAQ Marketplace Rules and the independence standards of the Company's Corporate Governance Guidelines). In addition, no Committee member is a current or former employee of the Company or any subsidiary or affiliate. While the Committee members are not required to have certain qualifications or special knowledge, they each have held/hold high-level management and employee supervisory positions in their respective fields that include duties relating to compensation of employees at multiple levels.

The Committee reviews and recommends compensation adjustments for all exempt employees (including senior management). The Committee submits its recommendations to the full Board for final approval. The Committee met two times in 2008. The dates, meeting times and agenda items for committee meetings are set in accordance with the subject matter to be discussed and are determined by the Committee Chairman and the Human Resources Director.

Audit Committee. Current members of the Audit Committee are Mrs. Thacker (Chairman), Messrs. Evans, Harris, and Dr. Greene. Mr. Witt also served on the Audit Committee during fiscal 2008, until November 30, 2008 in anticipation of his employment with the Bank, which commenced in December 2008. The Board of Directors has determined that all of the members of the Audit Committee satisfy the independence and financial literacy requirements for audit committee members under the NASDAQ listing standards and applicable SEC regulations. In addition, at least one member of the Audit Committee has past employment experience in finance or accounting or comparable experience which results in the individual's financial sophistication. The Board of Directors has also determined that Mr. Evans qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its financial reporting oversight duties, internal controls, audit function, whistleblower policy, and other matters relating to corporate governance. The Audit Committee is responsible for the appointment, compensation, and oversight of the work of the Company's independent accountants. The Audit Committee reviews on a regular basis the work of the Company's internal audit department. It also reviews and approves the scope and detail of the continuous audit program, which is conducted by the internal audit staff to protect against improper and unsound practices and to furnish adequate protection for all assets and records. During 2008, the Audit Committee met four times.

The Committee operates under a written charter adopted by the Board of Directors. The Committee reviews and reassesses the charter annually and recommends any changes to the Board for approval. The Audit Committee Charter is posted on the Company's website of www.oldpoint.com under the Investor Relations link and then under the Governance Documents link.

Nominations. The Board of Directors does not have a standing nominating committee or nominating committee charter because it believes it can have an independent nominating process without a separate nominating committee. Pursuant to a resolution passed by the Board of Directors and consistent with NASDAQ Marketplace Rules, director nominees are selected and recommended for consideration to the full Board of Directors by a majority of the directors who are independent according to the NASDAQ listing standards. For this purpose, the following directors are independent: Messrs. Bernd, Chisman, Evans, Harris, Morgan, Riddle, Zimm , Dr. Clark, Dr. Greene and Mrs. Thacker.

In addition to recommending to the full Board whether or not current directors should be nominated for reelection, the independent directors also identify new candidates in the event of a vacancy on the Board. The independent directors identify potential director candidates from a variety of sources, including management, consultants and other individuals likely to possess an understanding of the Company's business and knowledge of suitable candidates. The independent directors evaluate the qualifications of candidates for membership to the Board of Directors. Following this evaluation process, candidates are selected by a majority of the independent directors to be recommended for nomination by the full Board of Directors. The full Board then selects nominees to recommend to the Company's stockholders in the annual election process or appoints new directors to serve until the next annual election.

Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought to complement the existing Board composition. However, in making their nomination recommendations to the Board of Directors, the independent directors consider, among other things, an individual's business experience, industry experience, financial background, geographic representation, breadth of knowledge about issues affecting the Company, time available for meetings and consultation regarding Company matters and other particular skills and experience possessed by the individual. In addition, the independent directors seek director candidates that will result in the Board of Directors consisting of more than a majority of independent directors at all times.

While there are no formal procedures for stockholders to submit director candidate recommendations, the independent directors will consider candidates recommended in writing by stockholders entitled to vote in the election of directors. Such written submissions should include the name, address, and telephone number of the recommended candidate, along with a brief statement of the candidate's qualifications to serve as a director. All such stockholder recommendations should be submitted to the attention of the Company's Secretary at the Company's principal office located at 1 West Mellen Street, Hampton, Virginia 23663; and must be received by January 1, 2010 in order to be considered by the independent directors for the next annual election of directors. Any director candidate recommended by a stockholder will be reviewed and considered by the independent directors in the same manner as all other director candidates based on the qualifications described above.

In addition, in accordance with the Company's bylaws, any stockholder entitled to vote in the election of directors may nominate an individual for director. Any such stockholder nomination must be in writing and must include sufficient background information with respect to the nominee, including his or her name, address and principal occupation, sufficient identification of the nominating stockholder, including his or her name, address and principal occupation and a representation by the stockholder of his or her eligibility and intention to appear at the annual meeting (in person or by proxy) to nominate the individual specified in the notice, a description of any arrangements or understandings between the stockholder and the nominee or others regarding the nomination, an indication of the total number of shares expected to be voted for the nominee, and the nominee's written consent to the nomination. Stockholder nominations must be received by the Company's Secretary at the Company's principal office in Hampton, Virginia, no later than February 1, 2010 for the 2010 Annual Meeting; provided, however, that such notice will not be required to be given more than 90 days prior to the 2010 Annual Meeting.

Compensation Committee Interlocks and Insider Participation

Current members of the Compensation Committee are Messrs. Morgan (Chairman), Bernd, Evans, and Dr. Clark. No member of the Compensation Committee is or has been an officer or employee of the Company or any of its affiliates. Furthermore, none of the Company's executive officers has served on the board of directors of any company of which a Compensation Committee member is an employee.

During 2008 and through the present time, there have been transactions between the Company's banking subsidiary and certain members of the Compensation Committee or their associates, all consisting of extensions of credit by the Bank in the ordinary course of business. Each transaction was made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with the general public. In the opinion of management, none of the transactions involved more than the normal risk of collectibility or presented other unfavorable features.

Mr. Morgan is the President of Morgan-Marrow Insurance, which provides insurance for the Company's subsidiaries. During 2008, Morgan-Marrow Insurance received fees of approximately $121,000 from the Company or its subsidiaries for this service. The Board has determined that Mr. Morgan's relationship does not interfere with his ability to act in an independent manner, and considers Mr. Morgan to be an independent director.

Stockholder Communications with the Board of Directors

The Company provides an informal process for stockholders to send communications to the Board of Directors. Stockholders who wish to contact the Board of Directors or any of its members may do so by addressing their written correspondence to Old Point Financial Corporation, Board of Directors, c/o Corporate Secretary, P.O. Box 3392, Hampton, Virginia 23663 or lmorris@oldpoint.com. Correspondence directed to an individual Board member will be referred, unopened, to that member. Correspondence not directed to a particular Board member will be referred, unopened, to the Chairman of the Board.

Interest of Management in Certain Transactions

Some of the Company's directors, executive officers, and members of their immediate families, and corporations, partnerships and other entities of which such persons are officers, directors, partners, trustees, executors or beneficiaries, are customers of the Bank. All loans and commitments to lend to such individuals were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated persons and in the opinion of management did not involve more than normal risk of collectibility or present other unfavorable features. Pursuant to our written Insider Policy, all directors and executive officers (including our named executive officers), who have any direct or indirect financial or other participation in any business that competes with, supplies goods or services to, or is a customer of the Company or the Bank, in an amount greater than $25,000 or aggregate business dealings with the Company or the Bank greater than $120,000 per calendar year are considered significant and must be submitted to the Board of Directors for approval. Directors and executive officers are expected to make reasoned and impartial decisions in the workplace. As a result, approval of the proposed business is denied if the Board believes that the director's or executive officer's interest in such business could influence decisions relative to the Company's business, or have the potential to adversely affect the Company's business or the objective performance of the director's function or executive officer's work. The Board of Directors is responsible for overseeing compliance with the Insider Policy.

Mr. Morgan's relationship with the Company, disclosed above under "Board Committees and Attendance" and "Compensation Committee Interlocks and Insider Participation," was approved by the Board of Directors pursuant to the Insider Policy.

The Company also transacts business with Hampton Stationery, of which John C. Ishon is President. The Company paid approximately $132,000 in 2008 for stationery and supplies to Hampton Stationery. This is $12,000 above the pre-approved amount of the Board of Directors, which has since been ratified by the Board of Directors.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this discussion, the "Committee") of the Board of Directors has responsibility for establishing, implementing and monitoring adherence with the Company's compensation philosophy. The Committee ensures that the total compensation paid to the Company's executive management is fair and reasonable.

Throughout this proxy statement, the individuals who served as the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") during 2008, as well as the other executive officers included in the Summary Compensation Table on page 18, are referred to as the "named executive officers" or "NEOs" . The Company's senior management includes its NEOs.

General Philosophy

The Company compensates its senior management through a mix of base salary, bonus and, in some years, equity compensation, designed to retain executive talent and to align management's incentives with the long-term interests of stockholders. The compensation setting process consists of establishing targeted overall compensation of each senior manager and then allocating that compensation among base salary and incentive compensation. At the officer level, the Committee designs the incentive compensation to reward company-wide performance through tying awards primarily to earnings, asset and deposit growth. Currently, the Committee does not tie individual performance to incentive compensation. Generally, the types of compensation and benefits provided to the Company's senior management are intended to be similar to those provided to other executive officers in comparable institutions in the Southeast.

Board Process

Compensation adjustments and monetary awards to executive officers are recommended by the Committee for approval by the full Board of Directors, which makes the final decisions. Mr. Shuford, Sr. and Mr. Morris, who both serve on the Board of Directors, are not present during deliberations or voting with respect to their compensation.

Generally, on its own initiative the Committee reviews the individual performance for Mr. Shuford, Sr. CEO (Company) and Mr. Morris, President & CEO (Bank) and following discussions with those individuals, recommends their compensation levels to the full Board of Directors (excluding Mr. Shuford, Sr. and Mr. Morris). For the remaining NEOs, the CEO, President & CEO (Bank), President & CEO (Trust) and Senior Vice President of Human Resources make recommendations to the Committee that generally, with minor adjustments, are accepted by the Committee and presented to the full Board of Directors for approval.

In years when it grants equity compensation to executive officers, the Committee recommends to the full Board of Directors stock option grants to the CEO based on the Committee's evaluation of his performance and to other executive officers based on the recommendation of the CEO.

The Committee has not used a compensation consultant for establishing executive compensation.

Targeted Overall Compensation

To assist in establishing the aggregate level of compensation that the Company will pay, the Committee utilizes a peer group analysis of the southeastern states, primarily the SNL Executive Compensation Review for banks and thrifts with assets greater than $400 million. Specifically, the 19 SEC reporting Banking Institutions in Virginia with assets ranging from $400 million to $1 billion are considered in the peer group. Generally, targeted overall compensation correlates to what these financial institutions would offer individuals to fill executive management positions with similar skills and backgrounds to those the Company employs. Additionally, total compensation is established relative to the Company's performance and internal/external peer comparisons.

Based on the peer compensation analysis and review of Company and individual performance during 2007, the targeted overall compensation of the CEO in 2008 was established at $336,000. This level of compensation is below the compensation levels of the Company's peer institutions. This has been the case for several years, and the Company is closing this gap between the total compensation level, especially base salary, of its CEO and the total compensation levels of CEOs of our peer institutions.

The Committee follows the same process with respect to establishing targeted overall compensation for the other NEOs. While the Committee considers the peer compensation analysis, the responsibilities of the Company's NEOs vary widely and the direct comparisons are less helpful. Based upon the Committee's review of the peer compensation analysis and review of Company and individual performance during 2007, the Committee sets the overall targeted compensation for the other NEOs at levels that are in the mid-range for positions among the peer group with similar scope of responsibility and required skill level.

Allocation Among Components

Under the Company's 2008 compensation structure, which did not include equity compensation, the approximate mix of base salary, bonus compensation and equity compensation is as follows:

	Base Salary	Bonus Target	Equity Compensation
Chief Executive Officer	93.8%	6.2%	0%
President & CEO (Bank)	89.3%	10.7%	0%
Executive Vice Presidents	89.3%	10.7%	0%

In allocating compensation among base salary, annual bonus compensation and equity compensation, the Committee believes that the compensation of senior-most levels of management should begin with a base level. Bonus and equity compensation should be awarded based on Company performance. Base salaries generally represent a large portion of the executive officers' total cash compensation and are generally considered to be average relative to the Company's peer financial institutions. Base salaries are also based on individual performance components.

The Committee believes that the top levels of management have the greatest ability to influence Company performance. Therefore, the Committee bases annual bonus compensation on Bank performance. When the Bank's performance is above budget, the top levels of management are rewarded. Likewise when the Bank's performance does not meet expectations, the top levels of management receive a lower bonus. In 2008, the target bonus for the NEOs was 12% of annual base salary. However, the Bank goals were not met and the bonuses actually paid for 2008 were between 6% and 8% of base salary.

In 2008, the overall compensation for executives did not include equity compensation awards. The Company had a stock option plan in place pursuant to which stock option awards could be granted and the Committee chose to grant stock options in 2007. Prior to 2007, the Committee did not grant equity compensation to executive officers for several years because the cost associated with offering equity compensation had increased due to the 2006 financial reporting requirements outlined in the Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment". The Committee granted options in

2007 in an effort to retain executive talent within the organization. The stock option plan expired March 9, 2008 and has not yet been replaced.

Base Salaries

The Committee wants to provide executive management with a level of assured cash compensation in the form of base salary given their professional status and accomplishments. The Company has a compensation structure with salary ranges for management including the CEO and other executive managers. These ranges are based on peer compensation analysis discussed above. The last adjustments to the ranges were made in July 2008 in an effort to remain fair and reasonable within the Company's marketplace. The structure is designed to recruit and retain qualified personnel and is reviewed on an annual basis by the Committee to determine if adjustments to the ranges are appropriate. For 2008, the base salary ranges used for setting salaries were $175 thousand to $350 thousand for the CEO and from $120 thousand to $350 thousand for the other NEOs.

Each February, the Committee recommends the base salary of the CEO within the established range to the Board of Directors. Within this range, the CEO's base salary is determined using the peer compensation analysis in addition to the CEO's individual and Company performance during the prior year. The base salary of the CEO as of March 1, 2008 was $300,000, which reflected an 18.11% increase in base salary from 2007. This increase reflected the Committee's and the Board's view that the CEO's individual performance and Company performance, as well as the CEO's base salary level in comparison to our peer institutions, warranted an increase. The performance goals evaluated included, but were not limited to return on average assets, return on average equity, net income, asset quality, and deposit and loan growth. The Committee also gave consideration to the CEO's expected future contributions, length of service and standing within the local banking communities and general economic conditions.

For the executive officers other than the CEO, each February the Committee recommends the executive's base salary within the established range to the Board of Directors, based on the recommendation of the CEO, President & CEO (Bank), President & CEO (Trust) and the Senior Vice President of Human Resources. The base salaries of the other executive officers are determined using the peer compensation analysis in addition to the officer's individual performance during the prior year and the Company's performance during the prior year, based on the same performance objectives discussed above with respect to the CEO.

Bonuses

The bonus incentive plan, which is referred to as the Management Incentive Plan, is designed to motivate and reward participants for the achievement of fiscal year financial and non-financial objectives that directly contribute to the overall success of the Company. Non-commissioned exempt employees, except the CEO, hired no later than the last day of the prior year and employed through year-end of the current year are eligible to participate in the annual bonus incentive plan. This plan includes all of the Company's NEOs except the CEO.

The target incentive award is the amount that the participant is eligible to receive if the combined, weighted performance against the plan objectives equals an overall achievement level. Goals and incentive awards are established under the plan for the Company and are based on the operating budget. Depending upon the participant's officer level in the Company for 2008, target incentive awards ranged from 3% to 12% of annualized base salary. All the NEOs, except the CEO, in 2008 were eligible for a bonus award equaling 12% of annualized base salary if all objectives were met, or a lower amount if not all of the objectives were met. The CEO's bonus award is determined in February after year-end so that the Committee can evaluate year-end results. The bonus awards for the other NEOs are determined before the end of the year and are based on actual year-to-date and estimated end-of-year performance of the established goals.

The bonus award for the CEO under the plan is both objectively and subjectively determined. The Committee considers the general performance of the Company in the prior year as well as the incentive award earned by the Executive Vice Presidents for the prior year to determine an appropriate bonus for the CEO. The Committee considers each of these factors but does not assign a specific value to any factor. For 2007 the CEO's bonus was $19,160, which amounted to 7.6% of his 2007 base salary.

As mentioned above, the Company did not meet its goals under the bonus incentive plan in 2008. However, the Committee felt that the compensation granted to the CEO for 2008 performance should be based on past performance, and the possibility and potential for positive change in earnings for 2009. For 2008, the CEO's bonus was $15,000, which amounted to 5.13% of his 2008 salary and was paid in 2009.

The bonus awards under the bonus incentive plan for the Bank NEOs other than the CEO are objectively determined, based on achieving predetermined financial goals such as deposit, loan and income growth during the year. The Board of Directors has discretion to increase or decrease the award based on non-financial goal achievements. A list of various projects and the completion status is reviewed in November of each year. Based on the status of these projects to the goals established at the beginning of the year, the Board of Directors determines the non-financial goal achievement level. In 2008 this level was set at 80%. Because the Bank did not meet its goal under the bonus incentive plan in 2008, the bonus awards to the NEOs equaled between 6% and 8% of their annualized salaries rather than the target bonus awards of 12% of annualized salary.

Equity Compensation

Historically, the primary form of equity compensation has been incentive stock options. The Company used stock options because of the favorable accounting treatment and the near universal expectation by employees in the industry that they would receive stock options. The Company had not issued stock options since August 2004 until October 2007. Beginning in 2006 the accounting treatment for stock options changed as a result of SFAS No. 123R, making the accounting treatment of stock options less attractive to the Company; however, with the Committee's approval, the Company issued stock options using a multi-year vesting approach which spread the financial impact to the Company over a five-year period. There were no incentive stock options granted in 2008. The Company's stock option plan expired in 2008. No additional equity awards may be granted until the Company establishes a new stock incentive plan, which will require shareholder approval.

Severance Pay

The Company does not have any employment contracts with our NEOs. Therefore, their severance pay is determined on a case-by-case basis by the Committee and the Board of Directors.

Perquisites and Other Compensation

None of the NEOs received perquisites or other personal benefits in excess of $10,000 in 2008.

The Committee reviews any perquisites that its CEO and the other NEOs may receive on an annual basis. In general, the Company does not provide its executives with many of the types of perquisites that other companies offer their executives, such as personal use of a company vehicle or vehicle allowances. In addition to the base salary and incentive compensation described above, the Company provides its NEOs with the same benefit package available to all of its salaried employees. This package includes:

- Medical and dental insurance (portion of costs);
- Medical/dependent care reimbursement plan;
- Life insurance;
- Short and Long-term disability insurance; and
- Participation in the Company's 401(k) plan, including the Company match.

Until September 30, 2006, the Company maintained a traditional defined benefit pension plan (the "Employee Retirement Plan"). However, since September 30, 2006, no new participants are being added to the plan, and the benefits under the plan for existing participants have been frozen. As a counterbalance, the Committee enhanced the 401(k) plan effective January 1, 2007. The Company provides an immediately vested safe harbor match of 100% up to 4% of an employee's deferral contribution.

The Company also offers post-retirement life insurance benefits to senior management in the form of a split dollar plan. The Company owns the policy and cash values provide an annual return to the Company while providing a term insurance benefit to the individual employee. In 2002, the Committee recommended and approved a plan to provide pre- and post-retirement life insurance benefits to the senior officer group utilizing Bank Owned Life Insurance (BOLI) with a portion of the death benefit endorsed to the insured officer through a split dollar agreement. All the NEOs took advantage of this benefit upon eligibility except for Robert F. Shuford, Jr. who is covered under a term life insurance policy provided by the Company in an amount equal to two times his annual base compensation. The amount endorsed under the BOLI equaled 300% of the current base salary, with the amount to increase 4% each year through termination or retirement. If the officer remained in the Company's employment through retirement, a post-retirement benefit equal to 50% of the benefit provided just prior to retirement would be provided.

Due to the new accounting rules issued by The Emerging Issues Task Force of the Financial Accounting Standards Board, the economics of the BOLI have changed for the Company. In 2008, in lieu of the BOLI, the NEOs that were fully vested in the split dollar plan became eligible to participate in the Management Section 162 Life Insurance Plan which offers key executives permanent life insurance protection which they own and control from inception of the policy. The premiums to purchase the 162 Life Insurance Plan were included in the NEO's compensation in 2008 as indicated in footnote 3 of the All Other Compensation table on page 19.

Relocation Benefits

The Company does not have a policy providing relocation benefits.

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1 million that is paid to certain individuals. To date, the Company's compensation practices have not caused this limit to be reached or exceeded.

Stock Ownership Guidelines

Although the Committee believes that significant levels of stock ownership will assist in retaining qualified and motivated executive officers, the Committee has not established stock ownership guidelines for any of its officers.

The following table summarizes the total compensation for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 of the Company's CEO, Executive Vice President and CFO (Bank), and each of the Company's next three most highly compensated officers.

Summary Compensation Table
Fiscal 2006, 2007 & 2008

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Robert F. Shuford, Sr., Chairman, President & CEO (Company)	2008	$292,333	$15,000	--	$5,410	$4,206	$13,438	$97,802	$428,189
	2007	$252,000	$19,160	--	$1,211	$4,712	$29,971	$17,191	$324,245
	2006	(1) $240,867	$11,100	--	--	$3,738	$12,467	$14,472	$282,644
Laurie D. Grabow EVP/CFO (Bank)	2008	$145,000	--	--	$3,395	$13,686	$5,163	$70,048	$237,292
	2007	$134,967	--	--	$760	$13,321	--	$8,352	$157,400
	2006	$124,000	--	--	--	$8,138	$9,421	$6,331	$147,890
Louis G. Morris, President & CEO (Bank)	2008	$243,333	--	--	$5,410	$18,501	$10,775	$84,867	$362,886
	2007	$208,333	--	--	$1,211	$20,562	--	$13,075	$243,181
	2006	(1) $199,533	--	--	--	$13,017	$20,896	$10,332	$243,778
Margaret P. Causby EVP/ RMO (Bank)	2008	$149,167	--	--	$3,395	$14,079	$2,721	$82,627	$251,989
	2007	$144,417	--	--	$760	$14,254	--	$9,325	$168,756

Margaret P. Causby Continued	2006	$140,583	--	--	--	$9,226	$7,610	$8,104	$165,523
Robert F. Shuford, Jr., COO (Bank)	2008	$148,333	--	--	$3,395	$14,001	$446	$8,530	$174,705

(1) Robert F. Shuford, Sr., and Louis G. Morris serve as inside directors. In 2006, $8,200 and $4,800 were added respectively to the base salary of Mr. Shuford, Sr. and Mr. Morris, to compensate them for their Board service in lieu of paying them separate Board fees in the future.

(2) The amounts in this column reflect the dollar amount expensed for financial statement reporting purposes for the fiscal years ended December 31, 2008, 2007 and 2006 respectively, in accordance with SFAS No. 123R for stock option awards pursuant to the 1998 Stock Option Plan. There were no option awards granted in 2006 or 2008.

(3) The amounts in this column reflect the dollar amounts expensed for the non-equity bonus incentive plan and the cash portion of the profit sharing plan. Messrs. Morris, and Shuford, Jr. and Messes. Causby and Grabow participate in the Company's bonus incentive plan described in the Compensation Discussion and Analysis. Mr. Shuford, Sr. also participates in the bonus incentive plan, but his awards for 2006, 2007 and 2008 did not satisfy the criteria for a non-equity incentive plan award, so his bonus incentive plan awards for 2006, 2007 and 2008 are reported in the "bonus" column. All the NEO's participate in the profit sharing plan.

(4) The amounts in this column reflect the change in the actuarial present value of the named executive officer's benefits under the Employee Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Note 12 in the Company's Annual Report on Form 10-K to the Company's audited financial statements for the years ended December 31, 2006, 2007 and 2008, and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. The Company does not offer any nonqualified deferred compensation plans.

(5) Amounts shown in the "All Other Compensation" column are detailed in the chart below.

All Other Compensation – Fiscal 2008

Name	Perquisites and Other Personal Benefits (1)	Tax Gross-Ups and Reimburse-ments	Dividends Paid on Stock Awards	Discounted Securities Purchases	Payments/ Accruals on Termination Plans	Company Contributions to Defined Contribution Plans (2)	Company-Paid Life Insurance Premiums (3)	Other
Robert F. Shuford, Sr.	--	--	--	--	--	$15,894	$81,908	--
Laurie D. Grabow	--	--	--	--	--	$7,884	$62,164	--
Louis G. Morris	--	--	--	--	--	$13,230	$71,637	--
Margaret P. Causby	--	--	--	--	--	$8,110	$74,517	--
Robert F. Shuford, Jr.	--	--	--	--	--	$8,065	$465	--

(1) None of the NEOs received perquisites or other personal benefits in excess of $10,000 in 2008.
(2) Reflects 401(k) plan Company deferral match and a profit sharing contribution.
(3) The amounts in this column reflect the amounts paid for BOLI as follows: Mr. Shuford, Sr. $0; Mrs. Grabow, $84; Mr. Morris, $288; and Mrs. Causby, $362. In addition the amounts paid for the conversion of the split dollar life insurance plan to the 162 life insurance plan are included: Mr. Shuford, Sr., $81,908; Mrs. Grabow, $62,080; Mr. Morris, $71,349; Mrs. Causby, $74,155. Mr. Shuford, Jr. did not participate in the BOLI plan. His amount in this column reflects the amount of insurance premiums the Company paid for 2008 in connection with Mr. Shuford, Jr.'s term life insurance policy.

The following table summarizes certain information with respect the Company's annual bonus incentive plan and reflects the amounts that could have been paid under each such award for 2008. No option awards were granted in 2008.

Grants of Plan-Based Awards
Fiscal 2008

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		($) Threshold	($) Target	($) Maximum	(#) Threshold	(#) Target	(#) Maximum				
Robert F. Shuford, Sr.		--	--	--	--	--	--	--	--	--	--
Laurie D. Grabow		$11,600	$17,400	$40,600	--	--	--	--	--	--	--
Louis G. Morris		$19,467	$29,200	$68,133	--	--	--	--	--	--	--
Margaret P. Causby		$11,933	$17,900	$41,767	--	--	--	--	--	--	--
Robert F. Shuford, Jr.		$11,867	$17,800	$41,533	--	--	--	--	--	--	--

(1) Actual amounts earned are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. The annual bonus incentive plan is designed to motivate and reward participants for the achievement of fiscal year financial and non-financial objectives that directly contribute to the success of the Company. Participants are paid at the end of the year for that same year's performance. The threshold is the amount received if 60% of the objectives are met. The target is the amount that the participant receives if all targeted achievements are met and the maximum is the amount received if all objectives are exceeded and reach the maximum level of performance allowed by the program's design. Depending on the participant's officer level in the Company, incentives ranged from 0% to 12% of annual base salary for 2008. All exempt employees are eligible for this program except Robert F. Shuford, Sr., CEO.

The following table includes certain information with respect to all unexercised options held by the NEOs at December 31, 2008. None of the NEOs held any unvested restricted stock at December 31, 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert F. Shuford, Sr.	996	3,984	--	$20.05	10/18/2017	--	--	--	--
	4,125			$23.83	8/9/2014				
	7,500			$12.91	8/13/2011				
Laurie D. Grabow	625	2,500	--	$20.05	10/18/2017	--	--	--	--
	3,125			$23.83	8/9/2014				
Louis G. Morris	996	3,984	--	$20.05	10/18/2017	--	--	--	--
	4,125			$23.83	8/9/2014				
	7,020			$12.91	8/13/2011				
	7,500			$9.81	9/11/2010				
Margaret P. Causby	625	2,500	--	$20.05	10/18/2017	--	--	--	--
	3,125			$23.83	8/9/2014				
	4,687			$12.91	8/13/2011				
Robert F. Shuford, Jr.	625	2,500	--	$20.05	10/18/2017	--	--	--	--
	3,125			$23.83	8/9/2014				

(1) All outstanding options with expiration dates of August 9, 2014, August 13, 2011 and September 11, 2010 were vested on the first anniversary of the grant date. Options expiring on October 18, 2017 are vested equally over a five year period beginning October 18, 2008 and will be fully vested on October 18, 2012.

The following table summarizes certain information with respect to options that were exercised by the NEOs during 2008. None of our NEOs held restricted stock that vested during 2008.

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert F. Shuford, Sr.	--	--	--	--
Laurie D. Grabow	--	--	--	--
Louis G. Morris	--	--	--	--
Margaret P. Causby	--	--	--	--
Robert F. Shuford, Jr.	2,812	$11,397	--	--

(1) Value realized is the gross number of options exercised multiplied by difference between the closing market price of the Company's common stock on the date of exercise and the exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2008 with respect to certain compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by stockholders [1]	286,899	$ 18.25	-0- (2)
Equity compensation plans not approved by stockholders	--	--	--
Total	286,899	$ 18.25	-0-

(1) These plans consist of the 1989 Stock Option Plan and the 1998 Stock Option Plan.

(2) Includes zero shares available to be granted in the form of options under the 1989 Stock Option Plan, and zero shares available to be granted in the form of options under the 1998 Stock Option Plan. The 1989 & 1998 Stock Option Plans are both expired and no further awards may be granted under the plans.

The following table shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each NEO under the Employee Retirement Plan, which is described in more detail in the "Compensation Discussion and Analysis."

The Employee Retirement Plan, which covers substantially all full-time employees of the Company and its subsidiaries who had completed one year of service as of September 30, 2006. This plan was frozen as of September 30, 2006. The present value of the accumulated benefit is the value that the officer will receive at retirement or termination of the plan whichever comes first. A participant's monthly retirement benefit (if he or she has 25 years of benefit service at his normal retirement date) is 20% of his final five-year's average salary plus 15% of final five-year's average salary in excess of the participant's Social Security Covered Pay. The Social Security Covered Pay is the average pay of the calendar year prior to the year the participant attains his Social Security Retirement Age. If the participant has less than 25 years of benefit service at his normal retirement date, the participant's monthly retirement benefit will be actuarially reduced by 1/25 for each year of benefit service less than 25 years. Cash benefits under the plan generally commence on retirement, death or other termination of employment and are payable in various forms at the election of the participant.

Pension Benefits
Fiscal 2008

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Robert F. Shuford, Sr.	Employee Retirement Plan	42	$717,415	--
Laurie D. Grabow	Employee Retirement Plan	21	$92,271	--
Louis G. Morris	Employee Retirement Plan	24	$219,708	--
Margaret P. Causby	Employee Retirement Plan	38	$231,186	--
Robert F. Shuford, Jr.	Employee Retirement Plan	8	$14,865	--

(1) The amounts in this column reflect the actuarial present value of each NEO's accumulated benefit under the Employee Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Note 12 to the Company's audited financial statements for the year ended December 31, 2008, and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested.

Nonqualified Deferred Compensation

The Company does not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change-in-Control

The Company has not entered into employment agreements with any of its executive officers. Therefore, the only payments upon termination that the NEO's would have received, assuming a termination as of December 31, 2008, would have been salary earned through December 31, 2008 and any vested 401(k) Plan or Employee Retirement Plan payouts, which payments would not have been increased or accelerated due to the termination. Our stock option agreements provide that upon a change-in-control, all unvested stock options will immediately vest, provided they were granted not less than six months prior to a change in control public announcement. This accelerated vesting occurs with respect to all stock option awards granted by the Company, and not only those granted to the named executive officers. If the change-in-control had occurred on December

31, 2008, our named executive officers would not have received any value from this accelerated vesting because the exercise price of all unvested options exceeded the $19.13 closing price per share of the Company's common stock on December 31, 2008.

The following table provides compensation information for the year ended December 31, 2008 for each non-employee member of the Company's Board of Directors.

Director Compensation
Fiscal 2008

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
David L. Bernd	$11,500	--	$1,370	--	--	--	$12,870
James Reade Chisman	$18,050	--	$1,370	--	--	--	$19,420
Dr. Richard F. Clark	$21,050	--	$1,370	--	--	--	$22,420
Russell Smith Evans, Jr.	$17,550	--	$1,370	--	--	--	$18,920
Dr. Arthur D. Greene	$17,000	--	$1,370	--	--	--	$18,370
Stephen D. Harris	$15,550	--	$1,370	--	--	--	$16,920
John Cabot Ishon	$23,900	--	$1,370	--	--	--	$25,270
Eugene M. Jordan (3)	$12,450	--	$1,370	--	--	--	$13,820
John B. Morgan, II	$16,800	--	$1,370	--	--	--	$18,170
Robert L. Riddle	$20,750	--	$1,370	--	--	--	$22,120
Dr. H. Robert Schappert	$16,600	--	$1,370	--	--	--	$17,970
Ellen Clark Thacker	$20,250	--	$1,370	--	--	--	$21,620
Joseph R. Witt (4)	$21,300	--	$1,370	--	--	--	$22,670
Melvin R. Zimm	$13,800	--	$1,370	--	--	--	$15,170

(1) Robert F. Shuford, Sr., the Company's CEO, Louis G. Morris, the Bank's President and CEO, and Robert F. Shuford, Jr., the Bank's COO, are not included in this table as they are employees of the Company and the Bank. Their compensation, including any compensation for Board service, is reported in the Summary Compensation Table on page 18.

As of December 31, 2008, each director had the following number of stock options outstanding: Shuford, Sr. – 16,605; Bernd - 1,250; Chisman - 2,500; Clark – 6,250; Evans – 6,250; Greene – 6,250; Harris – 6,250; Ishon – 6,250; Jordan - 2,500; Morgan - 4,375; Morris – 23,625; Riddle - 1,250; Schappert – 2,500; Thacker - 2,500; Witt - 1,250; and Zimm - 2,500.

(2) The amounts in this column reflect the dollar amount expensed for financial statement reporting purposes for the fiscal years ended December 31, 2008 in accordance with SFAS No. 123R for stock option awards pursuant to the 1998 Stock Option Plan. There were no option awards granted in 2006 or 2008.

(3) Mr. Jordan served as a director until his passing on November 16, 2008.

(4) Mr. Witt became an employee of the Company December 1, 2008.

The fees paid in cash were for non-employee director attendance at Board meetings and committee meetings. In addition, each non-employee director was paid an annual retainer fee. Non-employee directors of the Bank and Trust Company receive $400 and $250, respectively, for each Board meeting they attend. The non-employee directors of the Bank and Trust Company received $150 for each committee meeting they attend. In addition, non-employee directors of the Bank and Trust Company receive an annual retainer fee of $8,000 and $3,000, respectively, except that directors serving on the Bank board who also serve on the Trust Company board receive an additional $1,000 instead of $3,000 annual retainer for serving on the Trust Company board. In addition, the chairman of the Audit Committee received an additional $2,000 annual retainer. Non-employee directors were eligible to receive awards of non-qualified stock options under the Company's 1998 Stock Option Plan, although the 1998 Stock Option Plan expired on March 9, 2008, and no further awards may be granted under the plan. The Company also pays for all directors and their spouses to attend Board seminars. The Executive Committee discusses Board compensation on an annual basis based on an informal survey of board compensation paid by peer financial institutions. Any recommendations for changes in Board compensation by the Executive Committee are presented to the full Board for approval.

Prior to March 2006, directors who were also employees of the Company or its subsidiaries received the stated fees for attendance at Board meetings, but did not receive any fees for committee meetings and did not receive annual retainer fees. Effective March 2006, Mr. Shuford, Sr. and Mr. Morris each received an increase to base salary in lieu of receiving payment for any future Board meetings or other Board service.

Compensation Committee Report

Following the drafting of the Compensation Discussion and Analysis "CD&A", the Compensation Committee reviewed and discussed the final CD&A with management during the Committee meeting held in January 2009. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the CD&A be included in this proxy statement at the February 2009 meeting.

Compensation Committee

John B. Morgan, II (Chairman)
David L. Bernd
Dr. Richard F. Clark
Russell Smith Evans, Jr.

Report of the Audit Committee

The Audit Committee of the Board of Directors (for purposes of this report, the "Committee") is composed of four non-employee directors, each of whom satisfies the requirements of FDICIA for Audit Committee members and the independence requirements of the SEC and the NASDAQ Stock Market's listing standards. In addition, the Board of Directors has also determined that Mr. Evans qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Committee oversees the Company's financial reporting process on behalf of the Board. Management is responsible for the Company's internal controls, financial reporting process and compliance with applicable laws and regulations and ethical business standards. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for issuing a report thereon. The Committee monitors and oversees these processes and has sole responsibility for the appointment, compensation and evaluation of the Company's independent accountants.

In this context, the Committee met and held discussions with management and the independent accountants. Management represented to the Committee that the Company's audited consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the audited consolidated financial statements with management and the independent accountants. The Committee also discussed with management, the independent accountants and the Company's internal auditors the adequacy of the Company's system of internal controls.

The Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, including their judgments about the quality, not just the acceptability, of the Company's accounting principles and underlying estimates in the Company's consolidated financial statements; all critical accounting policies and practices to be used; all alternative treatments within generally accepted accounting principles for policies and practices related to material terms that have been discussed with management of the Company; and other material written communication between the independent accountants and the management of the Company, such as any management letter or schedule of unadjusted differences.

The Company's independent accountants also provided to the Committee the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Committee concerning independence and the Committee discussed with the independent accountants that firm's independence.

The Committee also discussed with the Company's internal auditors and independent accountants the overall scope and plans for their respective audits. The Committee met with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based upon the Committee's discussions with management and the independent accountants and the Committee's review of the representation of management and the written disclosures and report of the independent accountants to the Committee, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Ellen Clark Thacker (Chairman)
Russell Smith Evans, Jr.
Dr. Arthur D. Greene
Stephen D. Harris

Independent Registered Public Accountants

Yount, Hyde & Barbour, P.C. rendered audit services to the Company during the fiscal year ended December 31, 2008. The Audit Committee has selected Yount, Hyde & Barbour, P.C. as the Company's independent registered public accountants for the current fiscal year ending December 31, 2009. A representative of Yount, Hyde & Barbour, P.C. will be present at the Annual Meeting and will be given the opportunity to make a statement and respond to appropriate questions from stockholders.

Principal Accountant Fees

The following table presents the fees for professional audit services rendered by Yount, Hyde & Barbour, P.C., for the audit of the Company's annual financial statements for the years ended December 31, 2008 and 2007, as well as fees billed for other services rendered by Yount, Hyde & Barbour, P.C. during 2008 and 2007. All fees reflected below for 2008 and 2007 were pre-approved in accordance with the Audit Committee Pre-Approval Policy discussed below.

	Years Ended December 31,	
	2008	2007
Audit fees [1]	$130,000	$122,100
Audit-related fees [2]	7,500	7,500
Tax fees [3]	8,000	7,200
All other fees	0	0
Total fees	$145,500	$136,800

(1) Audit fees consist of audit and review services, consents, report on internal control over financial reporting and review of documents filed with the SEC.

(2) Audit-related fees consist of pre-approved consultation concerning financial accounting and reporting standards.

(3) Tax fees consist of preparation of federal and state income tax returns and consultation regarding tax compliance issues.

The Audit Committee considers the provision of all of the above services to be compatible with maintaining the independence of the Company's independent accountants, Yount, Hyde & Barbour, P.C.

Audit Committee Pre-Approval Policy

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent accountants. As part of this responsibility, the Audit Committee, or a designated member of the Audit Committee, must pre-approve all audit (including audit-related) and non-audit services performed by the independent accountants in order to assure that the provision of such services does not impair the accountants' independence. The Audit Committee has adopted, and the Board of Directors has ratified, an Audit Committee Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved. The Audit Committee has delegated interim pre-approval authority to Mrs. Thacker, Chairman of the Audit Committee. Any interim pre-approval of permitted non-audit services is required to be reported to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent accountants to management.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, executive officers, and 10% beneficial owners of the Company's common stock to file reports concerning their ownership of and transactions in the Company's common stock. Based on a review of the reports of changes in beneficial ownership of Company common stock and written representations made to the Company, the Company believes that its officers, directors and 10% beneficial owners complied with all filing requirements under Section 16(a) during 2008, with the exception of the late filing of one Form 4 by Dr. Arthur D. Greene, to report one transaction and the late filing of one Form 4 by Robert F. Shuford, Jr. to report one transactions.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

In accordance with the bylaws of the Company as currently in effect, the 2010 Annual Meeting of Stockholders will be held on April 27, 2010.

If any stockholder intends to propose a matter for consideration at the Company's 2010 Annual Meeting (other than a director nomination), notice of the proposal must be received in writing by the Company's Secretary by February 1, 2010. If any stockholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the 2010 Annual Meeting, the proposal must be in proper form and must be received by the Company at its main office in Hampton, Virginia, on or before November 18, 2009.

In addition, the proxy solicited by the Board of Directors for the 2010 Annual Meeting will confer discretionary authority to vote on any stockholder proposal presented at the meeting if the Company has not received notice of such proposal by February 1, 2010, in writing delivered to the Company's Secretary.

OTHER MATTERS

As of the date of this Proxy Statement, management of the Company has no knowledge of any matters to be presented for consideration at the Annual Meeting other than proposal 1 referred to above. If any other matters properly come before the Annual Meeting, the persons named in the accompanying proxy intend to vote such proxy, to the extent entitled, in accordance with their best judgment.

By Order of the Board of Directors,

Louis G. Morris
Secretary to the Board

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2008, will be furnished without charge to stockholders upon written request directed to:

Laurie D. Grabow
Executive Vice President/Finance
The Old Point National Bank of Phoebus
1 West Mellen Street
Hampton, Virginia 23663
(757) 728-1251

The Company's Annual Report on Form 10-K can also be viewed on the Investor Relations link on the Company's Internet website at http://www.oldpoint.com.

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HELPING CUSTOMERS
FIND THEIR WAY SINCE 1923

OLD POINT
NATIONAL BANK

OLD POINT TRUST

757-728-1200 | Subsidiaries of Old Point Financial Corporation | 757-599-2200

Member FDIC | www.oldpoint.com | 002CS-17944